As filed with the Securities and Exchange Commission on March 28, 2005

No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ASG Consolidated LLC

ASG Finance, Inc.

(Exact name of registrants as specified in their organizational documents)

Delaware	4899	20-1741364
Delaware	4899	20-1741328
(States or other jurisdictions of incorporation or organization)	(Primary Standard Industrial Classification Code Numbers)	(I.R.S. Employer Identification Nos.)

Market Place Tower

2025 First Avenue

Suite 1200

Seattle, WA 95121

(206) 374-1515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brad Bodenman

Chief Financial Officer

Market Place Tower

2025 First Avenue

Suite 1200

Seattle, WA 95121

(206) 374-1515

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Note	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
11 1/2% Senior Discount Notes due 2011	$124,852,000	100%	$124,852,000	$14,696

(1)	Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and this is not an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to completion, dated March 28, 2005

PROSPECTUS

ASG Consolidated LLC

ASG Finance, Inc.

Offer for all outstanding 11 1/2% Senior Discount Notes due 2011 (which we refer to as the “Old Notes”) in aggregate principal amount at maturity of $196,000,000 in exchange for up to $196,000,000 aggregate principal amount at maturity of 11 1/2% Senior Discount Exchange Notes due 2011, which have been registered under the Securities Act of 1933, as amended (which we refer to as the “New Notes”).

Terms of the Exchange Offer		Terms of the New Notes

•	Expires 5:00 p.m., New York City time, 2004, unless extended.	•	The terms of the New Notes are identical to our outstanding Old Notes except for transfer restrictions and registration rights.
•	Not subject to any condition other than that the exchange offer not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

•	We can amend or terminate the exchange offer.

•	We will exchange all Old Notes that are validly tendered and not validly withdrawn.

For a discussion of specific risks that you should consider before tendering your outstanding Old Notes in the exchange offer, see “ Risk Factors” beginning on page 12.

There is no public market for our outstanding Old Notes or the New Notes. Our outstanding notes trade in the Private Offerings Resale and Trading through Automatic Linkages, or PORTAL™, market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell these notes in any jurisdiction where an offer or sale is not permitted.

Information contained on our web site does not constitute part of this prospectus.

As used in this prospectus and unless the context indicated otherwise, “notes” refers collectively to our “Old Notes” and our “New Notes.”

AVAILABLE INFORMATION

ASG Consolidated has not been subject to the informational requirements of the Securities Exchange Act of 1934. However, American Seafoods Group LLC, our subsidiary, files Exchange Act reports with the Securities and Exchange Commission. Such reports should be available for inspection at the public reference room at the SEC’s office located at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, United States. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, United States. Further information on the operations of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet website that contains reports and other information about issuers who file reports with the SEC. The address of that website is http://www.sec.gov.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you may consider important in making your investment decision to exchange your Old Notes. The following summary should be read together with the more detailed information, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus.

Throughout this prospectus, we refer to ASG Consolidated LLC, a Delaware limited liability company, as “ASG Consolidated,” and ASG Finance, Inc., a Delaware corporation, as “ASG Finance.” We refer to ASG Consolidated and ASG Finance as the “Issuers.” ASG Consolidated is the sole equity owner of American Seafoods Group LLC, a Delaware limited liability company (“ASG”), which owns the operating entities described below. ASG Finance has no assets and conducts no operations. References in this prospectus to “we,” “our” and “us” refer to the Issuers, ASG and its direct and indirect subsidiaries and their predecessors, unless the context otherwise requires. The owner of our business is American Seafoods, L.P., a Delaware limited partnership (“ASLP”), which is controlled by its general partner, ASC Management, Inc.

Our Company

We are one of the largest integrated seafood companies in the U.S. in terms of revenues. We harvest and process a variety of fish species aboard our sophisticated catcher-processor vessels, our freezer-longliner vessels and at our land-based processing facilities, and market our products to a diverse group of customers in North America, Asia and Europe. In the U.S., we are the largest harvester and at-sea processor of pollock and hake and the largest processor of catfish. Pollock is the world’s highest-volume whitefish harvested for human consumption and accounts for a majority of our revenues. According to the Food and Agriculture Organization of the United Nations, catfish accounted for approximately 50% of the value of all aquaculture in the U.S. in 2002. In addition, we harvest and/or process additional seafood, including cod, scallops and yellowfin sole. We maintain an international marketing network through our U.S., Japan and European offices and have developed long-term relationships with our U.S. and international customer base.

We own and operate a premier modern fleet of seven catcher-processor vessels, which average over 300 feet in length and carry crews of 90 to 125 persons. We also own and operate three freezer-longliners in the U.S. Bering Sea Pacific cod fishery. Each such vessel ranges in length from approximately 125 to 140 feet and carries approximately 20 crew members. We produce a variety of products at sea, such as pollock roe (fish eggs), surimi (a fish protein paste used in products such as imitation lobster and crabmeat), fillet blocks, headed and gutted fish and fishmeal. We harvest pollock in the U.S. Bering Sea pollock fishery. According to the Marine Conservation Alliance, this fishery is among the largest and most conservatively managed in the world. In 2004, the Marine Stewardship Council, or MSC, completed a comprehensive four year review of the U.S. Bering Sea pollock fishery and concluded that this fishery met the rigorous MSC criteria as a responsible and sustainably managed fishery.

We own and operate two catfish processing facilities in Alabama. In addition, we conduct processing operations at our facility in Massachusetts, where we manufacture products such as breaded seafood portions, fillets and scallops. We distribute these fresh and frozen seafood products to retailers and foodservice customers throughout the U.S.

We operate in two principal operating segments, at-sea processing and land-based processing. The at-sea processing segment includes the harvesting and processing of pollock, cod, hake and yellowfin sole on our vessels while at sea. The land-based processing segment includes the processing of pollock, cod, catfish and scallops at our facilities in Alabama and Massachusetts.

Industry Overview

Our pollock harvesting and at-sea processing operations benefit from a favorable statutory and regulatory environment. The American Fisheries Act specifically identifies the catcher-processor vessels that are eligible to participate in the U.S. Bering Sea pollock fishery, prohibits the entry of additional vessels and prohibits any single entity from harvesting more than 17.5% of the annual directed pollock catch. We own and operate seven of the 19 catcher-processor vessels permitted to participate in the catcher-processor sector of the U.S. Bering Sea pollock fishery. Under the American Fisheries Act, this sector is allocated 40% of the annual directed pollock catch. Within the catcher-processor sector, our pollock allocation under the Pollock Conservation Cooperative Agreement, a contractual arrangement among the seven companies that own the catcher-processors named in the statute, is nearly 2.5 times larger than that of the second largest Pollock Conservation Cooperative member. In addition to harvesting and processing pollock, we also participate in the catcher-processor sector of U.S. fisheries for hake and cod and in the freezer-longliner sector of the U.S. Bering Sea Pacific cod fishery.

Catcher-processors and freezer-longliners, such as the vessels we own, harvest and process fish into frozen products, such as roe, fillets, surimi and headed and gutted fish within hours of catching them.

As part of our land-based processing operations, we process approximately 100 million pounds of catfish per year, making us the largest catfish processor by volume in the U.S. We purchase catfish from local farmers and do not own any catfish farms. In the U.S., the catfish market has evolved over the last decade from being a regional commodity, locally produced and consumed predominantly in the southern U.S., to a large, commercial aquaculture industry serving major U.S. markets.

Business Strategy

Over the past decade, we have become one of the largest integrated seafood companies in the U.S. Today, we are committed to building on our existing harvesting, processing and marketing platforms.

The primary components of our business strategy include the following:

Maximize Pollock Revenues

Our pollock harvesting and at-sea processing operations provide a majority of our revenues. Our strategy to maximize pollock revenues includes:

•	Maximize access to pollock resources. Over the last three years, we have increased our share of the total allowable catch in the U.S. Bering Sea pollock fishery by approximately 12%, largely through increasing our purchases of community development quota from Alaska Community Development Groups. Between 1999 and 2004 our purchase of community development quota increased from 5.0% to 54.0% of the total community development quota. We will continue working to maximize our share of the total allowable catch within the applicable regulatory framework.

•	Optimize product mix to maximize profitability. We will continue our efforts to maximize revenues by optimizing product mix based on global demand and pricing. Each of our vessels is staffed with production managers who coordinate continuously with our marketing department to schedule production between blocks and surimi to optimize product mix and maximize our profitability.

Continue to Diversify Sources of Revenues

We generate most of our revenues from at-sea processing, primarily comprised of pollock-based products. In addition, we participate in a number of other fisheries, such as the hake, cod and yellowfin sole fisheries. We plan to continue expanding our operations in these and other fisheries. With our Southern Pride and Pacific

Longline Company acquisitions, we became both the largest catfish processor in the U.S. and a participant in the Pacific cod freezer-longliner sector and, therefore, have significant market positions in pollock, catfish and cod, the top three whitefish species in terms of U.S. human consumption. In addition, we have state of the art processing facilities to produce scallops, a market we entered into in 2001.

Leverage International Marketing Network

We are currently expanding our presence in worldwide seafood markets, with a particular focus on the Asian and European markets, to increase and diversify our customer base and global seafood market share. We have expanded our Japanese office in an effort to increase direct distribution to end-users and to gain an entryway into growing markets such as South Korea and China. We expect that over time, increasing local market presence in Asia will help maintain price stability through long-term contracts, improve production planning, strengthen customer relationships and provide us with marketing and sales advantages. Additionally, we believe that a strong local market presence will provide us with an opportunity to introduce new species and product forms into the Asian market and enhance relationships with distributors in Japan. In 2001, we established a sales office in Denmark to serve the growing European market for pollock block, which in the past has been supplied primarily with Russian pollock. We believe that our access to pollock resources in the U.S. Bering Sea pollock fishery will provide us with a competitive advantage in implementing our strategy to increase our presence in Europe. Seafood sales to customers in Europe increased from 2.1% of total revenues in 1999 to 16.0% of total revenues in 2004.

Pursue Strategic Acquisitions

We intend to evaluate and selectively pursue accretive opportunities that we believe are strategically important based on their potential to diversify our product and customer base, broaden our distribution network and increase our cash flow.

Corporate Structure

The following chart reflects our corporate structure.

(1)	ASG Finance is also a guarantor of the credit facility.

ASG Consolidated is a limited liability company that was organized in Delaware in September 2004. ASG Finance is a corporation that was incorporated in Delaware in September 2004. Our principal executive offices are located at Suite 1200, Market Place Tower, 2025 First Avenue, Seattle, Washington 98121, and our telephone number is (206) 374-1515. Our World Wide Web address is www.americanseafoods.com. Our web site and the information contained on it are not a part of this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange the Old Notes for a like principal amount at maturity of New Notes. Old Notes may be exchanged only in multiples of $1,000.

Expiration Date; Withdrawal of Tender

Our exchange offer will expire at 5:00 p.m. New York City time, on                 , 2005, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer. See “The Exchange Offer—Withdrawal Rights.”

Resale of New Notes

We believe that you can offer for resale, resell and otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

Interest Payment Dates

The Old Notes were issued at a substantial discount from their aggregate principal amount at maturity. Prior to November 1, 2008, interest will accrue on the notes in the form of an increase in the accreted value of the notes. Thereafter, cash interest on the notes will accrue and be payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2009, at a rate of 11 1/2% per year. See “Risk Factors—Risks Related to the Notes—We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations; if we are unable to refinance ASG’s indebtedness to permit distributions in the future, we will have insufficient cash to make payments on the notes.”

The notes had an initial accreted value of $637.00 per $1,000 principal amount at maturity of notes. The accreted value of each note will increase from the date of issuance until November 1, 2008 at a rate of 11 1/2% per year, compounded semi-annually, reflecting the accrual of non-cash interest, such that the accreted value of the notes will equal the principal amount at maturity on November 1, 2008.

Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue the New Notes in exchange for, any Old Notes is subject to certain conditions as set forth under “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes

The Old Notes were issued as global securities and were deposited upon issuance with Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. issued certificate-less depository interests in the outstanding Old Notes, which represent a 100% interest in the Old Notes, to The Depository Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in The Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you by submitting the “Letter of Transmittal” that accompanies this prospectus. By tendering your Old Notes you will have to acknowledge and agree to be bound by the terms set forth under “The Exchange Offer.”

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at The Depository Trust Company, under the procedure described in this prospectus under the heading “The Exchange Offer” must be received by the exchange agent on or before 5:00 p.m. on the expiration date.

Consequences of Failure to Exchange Old Notes	You will continue to hold Old Notes that remain subject to their existing transfer restrictions if:

•	you do not tender your Old Notes; or

•	you tender your Old Notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the Old Notes after we consummate the exchange offer. See “The Exchange Offer.”

Guaranteed Delivery Procedures

If you wish to tender your Old Notes, but cannot properly do so prior to the expiration date, you may tender your Old Notes according to the guaranteed delivery procedures described in “The Exchange Offer.”

Acceptance of Old Notes and Delivery of New Notes

Subject to certain conditions, any and all Old Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered as soon as practicable following the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes.”

U.S. Federal Income Tax Considerations	The exchange offer will not result in any income, gain or loss to the holders of Old Notes or to us for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange Agent	Wells Fargo Bank, N.A. is serving as the exchange agent for the exchange offer.

Regulatory Requirements	Following the effectiveness of the registration statement covering the exchange offer, no material federal or state regulatory requirement must be complied with in connection with this exchange offer.

The New Notes

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act. As a result, the New Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes. The Old Notes and the New Notes are governed by the same indenture and are together considered a “series” of securities under that indenture.

Issuers	ASG Consolidated and ASG Finance, its wholly-owned corporate subsidiary.

Maturity	November 1, 2011.

Original Issue Discount

The New Notes have been offered with original issue discount for U.S. federal income tax purposes. Thus, although cash interest will not be payable on the New Notes prior to May 1, 2009, interest will accrue from the issue date of the Old Notes based on the yield to maturity of the New Notes and will generally be included in gross income by holders of the New Notes as interest income on a constant-yield basis (including for periods ending prior to November 1, 2008) for U.S. federal income tax purposes in advance of the receipt of cash payments on the New Notes to which the income is attributable and regardless of a holder’s regular method of accounting for U.S. federal income tax purposes. For more information, see “Certain U.S. Federal Income Tax Considerations.”

Ranking	The New Notes will be unsecured senior obligations of the Issuers. Accordingly, the New Notes will rank:

•	equally in right of payment with all of the Issuers’ future unsecured senior indebtedness;

•	senior in right of payment to all of the Issuers’ future subordinated indebtedness;

•	effectively junior to all of the Issuers’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	effectively junior to all of the existing and future indebtedness and other liabilities of ASG Consolidated’s subsidiaries, including the indebtedness and other liabilities of ASG.

As of December 31, 2004, the Issuers’ only outstanding indebtedness, other than the Old Notes, consisted of their guarantee of $306.1 million of borrowings outstanding under ASG’s credit facility (which we refer to as the “credit facility”), which guarantee is secured by all of ASG Consolidated’s assets. ASG Consolidated’s assets consist solely of its ownership interests in ASG and ASG Finance.

As of December 31, 2004, the Old Notes were effectively junior to $576.6 million in indebtedness and other liabilities of ASG

Consolidated’s subsidiaries (other than ASG Finance), consisting of $306.1 million of borrowings outstanding under the credit facility, $175.0 million of ASG’s 10 1/8% Senior Subordinated Notes due 2010 (which we refer to as “ASG’s senior subordinated notes”), and $95.5 million of other liabilities of ASG Consolidated’s subsidiaries (other than ASG Finance).

The amount of indebtedness of ASG Consolidated’s subsidiaries does not include $31.0 million of additional borrowings available under ASG’s revolving credit facility (after taking into account $27.5 million of outstanding letters of credit), as of December 31, 2004, all of which are guaranteed by the Issuers.

Optional Redemption

We may redeem the New Notes, in whole or in part, at any time on or after November 1, 2008 at the redemption prices described under “Description of New Notes—Optional Redemption,” plus accrued and unpaid interest.

In addition, from and after March 10, 2005 and on or before November 1, 2007, we may redeem up to 35% of the aggregate principal amount at maturity of the New Notes with the net cash proceeds from certain equity offerings at the redemption price listed under “Description of New Notes—Optional Redemption.” However, we may only make such redemptions if at least 65% of the aggregate principal amount at maturity of New Notes initially issued under the indenture remains outstanding immediately after the occurrence of such redemption.

Change of Control	Upon the occurrence of a change in control, we must offer to repurchase the New Notes at 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase.

Certain Covenants	The indenture governing the New Notes limits our ability and the ability of our restricted subsidiaries, among other things, to:

•	borrow money;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments and other restricted payments;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with affiliates;

•	sell stock in our subsidiaries; and

•	restrict dividends or other payments from our subsidiaries.

These covenants contain important exceptions, limitations and qualifications. For more information, see “Description of New Notes.”

You should refer to “Risk Factors” beginning on page 12 for an explanation of the material risks of investing in the New Notes.

SUMMARY HISTORICAL FINANCIAL DATA

ASG Consolidated was organized in September 2004 and has no assets or operations other than the ownership of all the equity interests of ASG and ASG Finance. ASG Finance was incorporated in September 2004 and has no assets and conducts no operations. Accordingly, the following discussion relates only to the operations of ASG and its subsidiaries for periods prior to the formation of ASG Consolidated.

The following summary historical consolidated financial information for ASG Consolidated for the years ended December 31, 2002, 2003 and 2004 has been derived from the audited consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
Statement of Operations Data:
Total revenue	$332.9	$411.4	$461.7
Gross profit	98.0	102.1	88.9
Gross margin	29.4%	24.8%	19.3%
Operating income	43.8	59.0	42.4
Income (loss) before income taxes and minority interest	8.2	14.9	(31.7)
Net income (loss)	8.5	14.6	(31.8)
Other Financial Data:
Cash flows from operating activities	$94.1	$46.5	$68.4
Cash flows from investing activities	(58.8)	(13.6)	(10.8)
Purchases of property, vessels and equipment, excluding capital projects in process	(9.4)	(12.3)	(12.9)
Cash flows from financing activities	(32.4)	(32.8)	(61.2)

EBITDA(1)	87.7	97.1	56.2
Adjusted EBITDA(1)	113.1	113.2	109.3
Interest paid	33.2	35.0	35.2
Ratio of Adjusted EBITDA to cash interest expense	3.4	3.2	3.1
Ratio of earnings to fixed charges(2)	1.20	1.35	0.27

	December 31,
	2003	2004
	(dollars in millions)
Balance Sheet Data:
Current assets	$111.1	$103.5
Current liabilities	65.2	71.9
Property, vessels and equipment, net	226.0	198.3
Cooperative rights and fishing rights, net	86.3	83.1
Total assets	519.4	463.1
Total debt	527.3	608.8
Members’ deficit	(112.1)	(241.2)

(1)	EBITDA represents net income from continuing operations before interest expense, income tax provision and depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. We include EBITDA because we understand it is used by some investors to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures, and because certain covenants in our borrowing agreements are tied to similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or of cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity.

We consider EBITDA to be a measure of liquidity. Accordingly, EBITDA is reconciled to operating cash flows as follows:

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
Cash flows from operating activities	$94.1	$46.5	$68.4
Interest expense, net of non-cash interest	34.4	35.0	33.4
Net change in operating assets and liabilities	(15.4)	31.1	7.1
Income tax provision (benefit)	0.1	—	—
Unrealized gains (losses) on derivatives, net	10.8	(10.9)	(23.8)
Equity-based compensation	(20.9)	(4.7)	(2.9)
Goodwill impairment	—	—	(7.2)
Write-off of recapitalization costs	—	—	(19.3)
Loss from debt repayment and related write-offs	(15.7)	—	—
Other	0.3	0.1	0.5

EBITDA	$87.7	$97.1	$56.2

EBITDA as calculated above differs from Adjusted EBITDA as defined in our credit facility. Adjusted EBITDA in such agreement means net income from continuing operations before interest expense, income tax provision or benefit, depreciation, amortization, net unrealized foreign exchange gains or losses, minority interest in income or loss of consolidated entities, other charges or losses (which include equity-based compensation, impairment of goodwill, non-cash gains and losses, and loss from debt repayment and related write-offs), and transaction fees and expenses related to our cancelled IDS offering up to $19.0 million. If our Adjusted EBITDA were to decline below certain levels, covenants in our indebtedness that are based on Adjusted EBITDA, including our interest coverage ratio and fixed charge coverage ratio covenants, could result in, among other things, a default or mandatory prepayment under our credit facility. These covenants are summarized under “Description of Certain Indebtedness”. The table below reconciles EBITDA to Adjusted EBITDA:

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
EBITDA	$87.7	$97.1	$56.2
Unrealized (gains) losses on derivatives, net	(10.8)	10.9	23.8
Equity-based compensation	20.9	4.7	2.9
Goodwill impairment	—	—	7.2
Loss from debt repayment and related write-offs	15.7	—	—
Minority interest in income (loss) of subsidiary	(0.4)	0.2	—
Transaction related costs	—	0.3	19.0
Other non-cash losses	—	—	0.2

Adjusted EBITDA	$113.1	$113.2	$109.3

(2)	Ratio of earnings to fixed charges is calculated as the total of income before income taxes, minority interest, fixed charges, amortization of capitalized interest, less interest capitalized, divided by the total of interest capitalized and interest expense, including amortization of deferred financing fees, discounts on debt securities and an estimate of the interest within rental expense. For the year ended December 31, 2004, the deficiency in earnings was approximately $31.7 million.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the following risk factors and warnings, before deciding whether to exchange your Old Notes for the New Notes to be issued in this exchange offer.

Risks Related to the Exchange Offer

Since outstanding Old Notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration, you may have difficulty selling Old Notes that you do not exchange.

If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be difficult for holders of outstanding Old Notes that are not exchanged in the exchange offer to sell their Old Notes, since those Old Notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act of 1933, hereinafter referred to as the Securities Act, or state laws that apply to them. In addition, if there are only a small number of Old Notes outstanding, there may not be a very liquid market in those Old Notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market. See “The Exchange Offer—You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Old Notes.”

In addition, if you do not tender your outstanding Old Notes or if we do not accept some outstanding Old Notes, those Old Notes will continue to be subject to the transfer and exchange provisions of the indenture and the existing transfer restrictions of the Old Notes that are described in the legend on the Old Notes and in the prospectus relating to the Old Notes.

There currently exists no market for the New Notes, and an active trading market may not develop for the New Notes.

The New Notes are new securities for which there presently is no established market. Although the initial purchasers have informed us that they intend to make a market for the New Notes, the initial purchasers are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, a market for the New Notes may not develop. We expect that the New Notes will be eligible for trading by qualified institutional buyers in The PORTALSM Market. We do not intend to apply for listing of the New Notes on any securities exchange or for quotation of the New Notes through any national securities association. The liquidity of, and trading market for, the New Notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

Risks Related to the Notes

Our substantial indebtedness could restrict our ability to pay interest and principal on the notes, and impact our financing options and liquidity position.

We have a significant amount of debt. The offering of the Old Notes further increased our indebtedness. As of December 31, 2004, we had approximately $608.8 million of total indebtedness outstanding. Once interest on the notes is payable in cash, the cash flow required to service our indebtedness will increase. The degree to which we are leveraged could have important consequences to you, including:

•	it may be more difficult for us to satisfy our obligations under the notes and to the lenders under the credit facility;

•	our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

•	we may not be able to refinance our indebtedness on terms acceptable to us or at all;

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal and interest on our indebtedness, thereby reducing funds available for future operations and capital expenditures;

•	we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures; and

•	it may limit our flexibility to plan for and react to changes in our business or strategy.

We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations; if we are unable to refinance ASG’s indebtedness to permit distributions in the future, we will have insufficient cash to make payments on the notes.

ASG Consolidated is a holding company and conducts all of its operations through its subsidiaries. Its only assets are the capital stock of ASG Finance, the co-issuer (which has no assets), and the equity of ASG. As a result, we are wholly dependent on distributions from ASG to meet our debt service obligations. None of our subsidiaries is obligated to make distributions to us, and ASG’s ability to make distributions to us will depend upon its and its subsidiaries’ operating results. ASG is and will be subject to restrictions under the credit facility and the indenture governing ASG’s senior subordinated notes, as well as any future indebtedness incurred by ASG Consolidated’s subsidiaries. Our subsidiaries’ ability to make distributions will also be subject to restrictions under the laws of their jurisdictions of organization.

The credit facility as currently in effect does not permit distributions to pay interest on the notes. The credit facility matures and is payable in full on March 31, 2009, and the first cash interest payment on the notes is due on May 1, 2009. Accordingly, we will need to refinance the credit facility at or prior to its maturity on terms that permit distributions sufficient to pay cash interest on the notes in order to be able to pay such interest when due. In addition, our refinanced credit facility will have to permit distributions sufficient to pay principal on the notes at maturity, or else we will have to refinance the notes. We might not be able to refinance the credit facility or the notes at such time on such terms, and our ability to do so will depend both on our own operating performance and on the state of credit markets at the time.

The indenture governing ASG’s senior subordinated notes permits distributions only to the extent we meet certain quantitative tests. We may not meet those tests for some period of time after cash interest becomes payable on the notes and, in any event, we do not expect to meet those tests for long enough or with sufficient margins to be able to pay cash interest on the notes for the entire remaining paying period. In consequence, we will also need to refinance the indebtedness under the indenture on terms that permit distributions sufficient to pay cash interest on the notes and principal at maturity in order to be able to pay all such interest and principal when due. We might not be able to refinance that indebtedness on such terms, and our ability to do so will depend both on our own operating performance and on the state of credit markets at the time.

The Issuers are the sole obligors of the notes, and ASG Consolidated’s subsidiaries, including ASG, will not guarantee the Issuers’ obligations under the notes or have any obligation with respect to the notes and, as such, the notes will be structurally subordinated to the debt and liabilities of ASG Consolidated’s subsidiaries.

The notes are structurally subordinated to all debt and liabilities of ASG Consolidated’s subsidiaries, including ASG. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to ASG Consolidated’s subsidiaries, you will participate with all other holders of ASG Consolidated’s indebtedness in the assets remaining after ASG Consolidated’s subsidiaries have paid all of their debts and liabilities. In any of these cases, ASG Consolidated’s subsidiaries may not have sufficient funds to make payments to ASG

Consolidated, and you may receive less than the holders of debt and other liabilities of ASG Consolidated’s subsidiaries. Accordingly, if ASG Consolidated’s subsidiaries have their debt accelerated, ASG Consolidated may not be able to repay the indebtedness contemplated hereby. At December 31, 2004, ASG Consolidated’s subsidiaries had $576.6 million of debt and other liabilities outstanding, consisting of $306.1 million of borrowings outstanding under the credit facility, $175.0 million of ASG’s senior subordinated notes and $95.5 million of other liabilities. In addition, at December 31, 2004, ASG had approximately $31.0 million available for additional borrowing under the revolving credit facility portion of the credit facility (after taking into account $27.5 million of outstanding letters of credit).

Furthermore, the instruments governing the indebtedness of ASG Consolidated’s subsidiaries and the indenture governing the notes permit ASG Consolidated and/or its subsidiaries to incur additional indebtedness, including secured indebtedness. If ASG incurs any additional indebtedness under the credit facility, such indebtedness would be guaranteed by the Issuers and secured by a pledge of the assets of ASG Consolidated. ASG Consolidated’s assets and its subsidiaries’ assets may not be sufficient to fully repay the notes and its other indebtedness.

Since the notes are unsecured obligations of a holding company, your right to enforce remedies is limited by the rights of holders of secured debt.

Our obligations under the notes are unsecured, and the notes are obligations of a holding company whose only asset is its equity in ASG and ASG Finance. In contrast, obligations under the credit facility are secured by a significant portion of our and our subsidiaries’ assets. In addition, maritime liens, by operation of law, will be secured by these assets. In the future, we may have other debt that will be secured by our and our subsidiaries’ assets. If we become insolvent or are liquidated, or if payment under any of our secured debt is accelerated, the lenders will be entitled to exercise the remedies available to secured lenders under applicable law. These lenders will have a claim on all assets securing the debt before the holders of unsecured debt, including the notes.

ASG Consolidated’s subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under such indebtedness, which may not be successful.

Our subsidiaries may not maintain a level of cash flows from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on their indebtedness. If our subsidiaries’ cash flows and capital resources are insufficient to fund their debt service obligations, our subsidiaries may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance their indebtedness. These alternative measures may not be successful and may not permit our subsidiaries to meet their scheduled debt service obligations. In the absence of our subsidiaries generating cash flow from operating activities to service their indebtedness, they could face substantial liquidity problems and might be required to dispose of material assets or operations to meet their debt service and other obligations. The credit facility and the indenture governing ASG’s senior subordinated notes restrict our subsidiaries’ ability to dispose of assets and use the proceeds from the disposition. Our subsidiaries may not be able to consummate those dispositions or to obtain the proceeds that could be realized from them and such proceeds may not be adequate to meet any debt service obligations then due. Even if our subsidiaries could consummate those dispositions, a loss of the disposed assets could materially affect their operating results. Our subsidiaries’ ability to make scheduled payments on or to refinance their debt obligations depends on our subsidiaries’ financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their or our control.

If ASG Consolidated’s subsidiaries default on their obligations to pay their indebtedness, we may not be able to make payments on the notes.

If ASG Consolidated’s subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing their indebtedness (including covenants in the credit facility), they could be in default under the terms of the agreements governing such indebtedness. If ASG Consolidated’s subsidiaries’ operating performance declines in the future, ASG may need to obtain waivers from the lenders under the credit facility to avoid being in default under those facilities. If ASG breaches its covenants under the credit facility and seeks a waiver, it may not be able to obtain a waiver from the required lenders. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. Any of the foregoing could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes.

We may be able to incur substantially more debt, which would increase the risks described above associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing ASG’s senior subordinated notes, the credit facility and the indenture governing the notes allow us to issue and incur additional debt upon satisfaction of certain conditions. See “Description of New Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “Description of Certain Indebtedness.” As of December 31, 2004, we had $31.0 million available for additional borrowing under the revolving portion of the credit facility after taking into account $27.5 million of outstanding letters of credit.

We may not be able to refinance our credit facility at maturity on favorable terms or at all.

The Term Loan A and the revolving portions of our credit facility mature in 2007, and the Term Loan B portion of our credit facility matures in 2009. We may not be able to renew or refinance the credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our credit facility, our failure to repay all amounts due on the maturity date would cause a default under the credit facility and would prevent us from making payments on the notes. Any such failure to repay amounts under the credit facility would also be an event of default under the notes indenture. In an effort to avoid such defaults, we would have to consider various options, including sales of assets to meet our debt service requirements and negotiating to restructure the applicable debt. If we were required to pursue such options under distressed conditions, our business or the value of your investment in our notes could be adversely affected. In addition, our interest expense may increase significantly if we refinance our credit facility on terms that are less favorable to us than the terms of our credit facility.

We will require a significant amount of cash, which may not be available to us, to service our debt, including the notes, and to fund our liquidity needs.

We will require a significant amount of cash to make payments on, or to repay, our indebtedness, including the notes. In addition, we will require cash to fund capital expenditures, expand our business and to fund our working capital and operational needs. Furthermore, our subsidiary, ASG, will make distributions to us in amounts equal to the theoretical tax on ASG’s taxable income (determined without regard to deductions for interest on the notes or other deductions incurred by entities above ASG), which we will in turn distribute to our owners (whether or not such amounts are actually required by such owners to pay taxes on the income that we allocate to them). Our ability to meet these various needs will depend largely upon our future operating performance. Our future operating performance is subject to economic, financial, competitive, market, legislative and regulatory factors, as well as other factors that are beyond our control. If we are unable to generate sufficient cash to service our debt requirements, we would be in default under our credit facility and our indentures.

Covenant restrictions under our credit facility and the indenture may limit our ability to operate our business.

Our credit facility and the indenture governing the notes contain covenants that may adversely impact the holders of the notes and our business by restricting our ability to finance future operations or capital needs and to engage in other business activities. Our credit facility and the indenture limit, among other things, our ability to:

•	borrow money;

•	pay dividends or make other distributions;

•	purchase or redeem equity interests;

•	make investments;

•	engage in certain transactions with affiliates;

•	consummate specified asset sales;

•	effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and

•	create certain liens on our assets.

In addition, our credit facility contains specific limits on capital expenditures, and requires us to maintain specified financial ratios and satisfy financial condition tests. Future indebtedness we incur may also have similar, or even more restrictive, covenants.

These covenants may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. In addition, events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy these covenants. We might not meet those covenants, and the lenders might not waive any failure to meet those covenants. A breach of any of those covenants could result in a default under our credit facility and the indenture. If an event of default under our credit facility occurred, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. This, in turn, could place us in default under the indenture governing the notes. See “Description of New Notes.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon a change of control, we are required to offer to repurchase all outstanding notes at 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase. The source of funds for any such purchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. Sufficient funds may not be available at the time of any change of control to make any required repurchases of notes tendered. In addition, the terms of our credit facility limit our ability to purchase your notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provisions. As a result, if the holders of the notes exercised their right to require us to repurchase all of the notes upon a change of control, this repurchase could cause a default under our other debt, even if the change in control itself would not cause a default. Accordingly, it is possible that we would not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facility or other debt that may be incurred in the future will not allow the repurchases. See “Description of New Notes—Repurchase at the Option of Holders.”

The notes may not be enforceable because of fraudulent conveyance laws.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void the obligations under the notes, further subordinate the notes or take other action detrimental to you, if, among other things, at the time the indebtedness under the notes was incurred, the Issuers:

•	issued the notes to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for issuing the notes and, at the time they issued the notes:

•	were insolvent or rendered insolvent by reason of issuing the notes and the application of the proceeds of the notes;

•	intended to incur, or believed that they would incur, debts beyond their ability to pay the debts as they mature; or

•	were defendants in an action for money damages, or had a judgment for money damages docketed against them if, in either case, after final judgment, the judgment is unsatisfied.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Regardless of the standard that a court uses to determine whether we were solvent at the relevant time, the issuance of the notes may be voided or further subordinated to the claims of creditors if it concludes the Issuers were insolvent.

In addition, in the event that we meet any of the financial condition fraudulent transfer tests described above at the time of or as a result of the issuance of the notes, a court could view the issuance of the notes and the various distributions as a single transaction and, as a result, conclude that the Issuers did not get fair value for the offering. In such a case, a court could hold the debt owed to the noteholders void or unenforceable or may further subordinate it to the claims of other creditors.

You will be required to pay U.S. federal income tax on accrual of original issue discount on the notes even during periods that the Issuers do not pay cash interest.

The Old Notes were issued at a substantial discount from their principal amount at maturity. Although there will be no payments of cash interest on the notes prior to May 1, 2009, original issue discount (that is, the excess of the stated redemption price at maturity over the issue price of the notes) will accrue from the issue date of the Old Notes. Consequently, holders of the notes generally will be required to include amounts in gross income for U.S. federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable regardless of their regular method of accounting for U.S. federal tax purposes. Such amounts in the aggregate will be equal to the difference between the stated redemption price at maturity (inclusive of stated interest on the notes) and the issue price of the notes. See “Certain U.S. Federal Income Tax Considerations.”

Due to ASG Consolidated’s status as a limited liability company, we are uncertain how its ability to meet its obligations under the notes would be affected if it entered bankruptcy.

ASG Consolidated is a limited liability company organized under the laws of the State of Delaware. Limited liability companies are relatively recent creations not only under the laws of the state of Delaware but also under the laws of other jurisdictions. Generally, limited liability companies are intended to provide both the limited liability of the corporate form for their members and certain advantages of partnerships, including “pass-through” income tax treatment for members, and thus have attributes of both corporations and partnerships. Given their recent creation, limited liability companies and their members have been involved in relatively few bankruptcy cases as debtors, and there has been little reported judicial authority addressing bankruptcy issues as they pertain to limited liability companies. Moreover, the existing judicial authority on such issues in bankruptcies of analogous entities (e.g., partnerships) is not well settled. Consequently, the bankruptcy of ASG Consolidated, or the bankruptcy of any of its members or affiliates, may be litigated and decided in the absence of dispositive judicial precedent and, therefore, the outcome of any proceeding is uncertain.

Risks Relating to Our Industry and Its Regulation

The repeal of, or adverse amendments to, the American Fisheries Act and other industry regulations would likely impair our profitability.

The American Fisheries Act restricts the number of vessels operating in the catcher-processor sector of the U.S. Bering Sea pollock fishery to 19 named catcher-processor vessels, of which we own and operate seven, and by allocating 40% of the directed pollock catch to this sector (with 36.6% being allocated to these 19 catcher- processor vessels and 3.4% being allocated to catcher-vessels). In the event that the American Fisheries Act and other related industry regulations were repealed or modified to permit additional large vessels to operate in the catcher-processor sector of the U.S. Bering Sea pollock fishery, we could be subject to new competition that could adversely affect our profitability. In addition, our pollock harvesting rights and profitability would be adversely affected if the American Fisheries Act and other industry regulations were repealed or modified in a manner that decreases the percentage of the total pollock harvest allocated to the 19 catcher-processor vessels named in the Act. A repeal or modification of the American Fisheries Act or other industry regulations could result from changes in the political environment, a significant increase or decrease in the pollock biomass or other factors, all of which are difficult to predict and are beyond our control.

The relatively stable and predictable nature of our harvesting operations and our efficiencies would deteriorate if the Pollock Conservation Cooperative agreement were terminated or adversely changed.

The members of the Pollock Conservation Cooperative, which is comprised of all participants in the catcher-processor sector of the U.S. Bering Sea pollock fishery, have agreed that each member will catch only an agreed-upon share of the total allowable catch allocated to the catcher-processor sector in that fishery. By establishing allocations among all catcher-processors, the Pollock Conservation Cooperative, which we refer to as the Cooperative, ensures that members will have the opportunity to harvest a fixed percentage of the total pollock harvest and removes the incentives to harvest and process pollock as fast as possible, thereby giving each member a greater opportunity to optimize operational efficiencies. The Cooperative could be terminated as a result of an adverse change in the American Fisheries Act allocations, the bankruptcy of a Cooperative member or the decision of two or more Cooperative members. The termination of the Cooperative or any adverse change to the allocation system currently in place under the agreement could increase the volatility of our operations, cause us to lose operational efficiencies and have an adverse effect on our existing harvesting rights.

Growth in our core pollock harvesting operations and our profitability are limited by the American Fisheries Act.

The American Fisheries Act imposes a statutory limit on the maximum amount of pollock that we may independently harvest equal to 17.5% of the directed pollock catch. We are allocated 16.8% of the directed pollock catch under our Cooperative agreements, and we lease the right to harvest another 0.7% of the directed pollock catch from other vessels in our fishery, bringing us to the 17.5% harvesting limit.

Our business could be materially affected if the community development quota we purchase is significantly reduced or eliminated or offered to us at prices we consider unreasonable.

We supplement our pollock harvest through the purchase of community development quota, which plays an important part in our strategy of maximizing access to pollock. The primary agreements governing our current arrangements for purchasing community development quota expire at the end of 2005. The Alaska Community Development Groups from which we purchase community development quota could decline to continue to sell their quota to us or could offer their quota at prices we consider unreasonable, which could materially adversely affect our business.

In addition, every three years the state of Alaska may re-allocate the community development quota allocation among the six Alaska Community Development Groups. The next reallocation is for the period beginning 2006. The Alaska Community Development Groups from which we purchase community development quota could have their quota allocation reduced below current levels. If any significant reduction were to occur, we could experience a significant decline in our revenues, earnings and profitability.

Our at-sea processing operations are subject to regulatory control and political pressure from interest groups that may seek to materially limit our ability to harvest fish.

Under the American Fisheries Act, the Magnuson-Stevens Fishery Conservation and Management Act and other relevant statutes and regulations, various regulatory agencies, including the National Marine Fisheries Service and the North Pacific Fishery Management Council, are endowed with the power to control our harvest of pollock and other groundfish in the fisheries of the North Pacific. These regulators may decrease or eliminate our allocation of the fish supply as a result of political pressure from a broad spectrum of lobbying interests including:

•	native Alaskan groups seeking a greater allocation of the pollock harvest to be devoted to community development quotas;

•	other sectors of the pollock fishery, such as inshore processors who periodically seek an increased allocation of the pollock harvest devoted to the on-shore sector; and

•	environmental protection groups.

The laws and rules that govern the highly-regulated fishing industry could change in a manner that would have a negative impact on our operations. In addition, protests and other similar acts of politically-motivated third party groups could cause substantial disruptions to the ability of our vessels to engage in harvesting activities. These factors may affect a substantial portion of our harvesting and processing operations in any year, which could have a material adverse effect on our business, results of operations or financial condition.

Regulations related to our by-catch could impose substantial costs on our operations and reduce our operational flexibility.

The National Marine Fisheries Service imposes various operational requirements aimed at limiting our ability to discard unwanted species, or by-catch, in the North Pacific. Regulation regarding by-catch is from time to time debated in various forums, including the United Nations, and is the subject of public campaigns by environmental groups. Any significant change in the by-catch rules resulting from these debates or campaigns could materially increase our costs or decrease the flexibility of our fishing operations.

Efforts to protect endangered species, such as Steller sea lions, may significantly restrict our ability to access our primary fisheries and revenues.

There is a risk that access to certain areas of the primary fisheries in which we operate could be restricted due to constraints imposed by governmental authorities in response to the listing of endangered species, such as

Steller sea lions, for purposes of the Endangered Species Act. Since 1990, the National Marine Fisheries Service has issued various biological opinions as to the impact on Steller sea lions of the pollock and other groundfish fisheries of the U.S. Bering Sea. These opinions have analyzed the effects of the various groundfish fisheries in the waters off Alaska and have recommended actions to avoid jeopardy for the western population of Steller sea lions and the adverse modification of its habitat. Based upon these opinions, the National Marine Fisheries Service has adopted several regulations relating to the protection of Steller sea lions which have caused us to harvest our allocation of pollock and other groundfish from less than the full territory of the fisheries in which we have historically operated.

The regulations to protect endangered species, such as Steller sea lions, may significantly restrict our fishing operations and revenues. Further, whatever measures that are adopted may be found to be inadequate or not in compliance with the Endangered Species Act. Therefore, as has occurred in the past, a court may in the future force us to modify our fishing operations by restricting our access to certain areas of the primary fisheries in which we operate in order to ensure the protection of the Steller sea lions or other endangered or threatened species in compliance with the Endangered Species Act. These restrictions could have an impact on our fishing operations, profitability and revenues which may be material to our business.

In addition, the U.S. Fish and Wildlife Service has prepared a biological opinion on the effects of the Bering Sea/Aleutian Islands/Gulf of Alaska groundfish fisheries on bird species listed under the Endangered Species Act, in particular the short-tailed albatross. The National Marine Fisheries Service is also conducting an assessment of the potential interactions between short-tailed albatross and equipment used by trawl vessels in these fisheries. The measures that could be imposed as a result of these investigations could have an impact on our fishing operations, profitability and revenues which may be material to our business.

The National Marine Fisheries Service has determined that under certain circumstances, the short-tailed albatross has the potential to interact with longliners’ gear. Recently implemented regulations require the use of seabird avoidance devices in the U.S. Bering Sea Pacific cod longline fishery.

If we and members of our crew fail to comply with applicable regulations, our vessels may become subject to liens, foreclosure risks and various penalties and our fishing rights could be revoked.

Our industry is subject to highly complex statutes, rules and regulations. For example, we are subject to statutory and contractual limitations on the type and amount of fish we may harvest, as well as restrictions as to where we may fish within our fisheries. If we or members of our crew violate maritime law or otherwise become subject to civil and criminal fines, penalties and sanctions, our vessels could be subject to forfeiture and our fishing rights could be revoked. The violations that could give rise to these consequences include operating a vessel with expired or invalid vessel documentation or in violation of trading restrictions, violating international fishing treaties or fisheries laws or regulations, submitting false reports to a governmental agency, interfering with a fisheries observer or improperly handling or discarding pollock roe. Because our vessels’ harvesting and processing activities take place at sea, outside the day-to-day supervision of senior management, members of the crews of our vessels may have been guilty of infractions or violations that could subject them or us to significant penalties, which could have a material and adverse effect on our results of operations and financial condition.

In 2001, we became aware of allegations that certain crew members may have tampered or attempted to tamper with equipment on board one or more of our vessels which measures the quantity of fish harvested, principally related to the 2001 fishing season. In 2002, we received additional tampering allegations relating to one of our vessels. The National Marine Fisheries Service conducted an investigation regarding these allegations, and in consultation with the National Marine Fisheries Service, we also conducted an internal investigation regarding these allegations. In 2004, we received additional tampering allegations relating to one of our vessels. We understand that the National Marine Fisheries Service is currently conducting an investigation regarding these allegations. It is possible that violations may have occurred or may occur in the future. To date no fines or penalties have been assessed against us in connection with any of these allegations. However, the ultimate outcome of these matters is uncertain.

In addition, our vessels may become subject to liens imposed by operation of maritime law in the ordinary course of business. These include liens for unpaid crew wages, liens for damages arising from maritime torts, liens for various services provided to the vessel and liens arising out of the operation, maintenance and repair of the vessel. The holders of these liens may have the right to foreclose on the vessel if the circumstances giving rise to the liens are not adequately addressed.

If we do not comply with rules regulating non-U.S. citizen ownership and control of fishing vessels, we could lose our eligibility to participate in U.S. fisheries.

The American Fisheries Act requires that vessels engaged in U.S. fisheries be owned by entities that are at least 75% U.S. citizen owned and controlled. This requirement applies at each tier of ownership and must also be examined in the aggregate.

If we do not comply with these rules and regulations, we could lose our eligibility to harvest pollock and other species, which would have a material adverse effect on our business, financial condition or results of operations. See “Our Company—Government Regulation.”

In addition, the Maritime Administration has the right to review the terms of our loan covenants and financing arrangements to determine if they constitute an impermissible shifting of control to a non-U.S. citizen lender. Based on discussions with counsel and with pertinent government officials, we believe the intention of the Maritime Administration is to prevent provisions couched as loan covenants from serving as a device to shift control to non-U.S. citizens, and not to impede conventional market based loans and credit facilities.

The American Fisheries Act is relatively new legislation. As a result, no reported judicial cases clearly interpret its meaning. For this reason, the full future impact of the American Fisheries Act on our ownership and debt capital structure remains uncertain.

Risks Relating to Our Business

Our products are subject to pricing volatility, and the prices of our pollock roe and pollock surimi products, which declined significantly in 2003, may remain at their current low levels or decline even further, which would significantly reduce our profitability.

The sale of pollock roe is our highest margin business. Pollock roe prices have experienced significant volatility in recent years and may continue to do so in the future. The average price of pollock roe that we sell is heavily influenced by the size and condition of roe skeins, its color and freshness, the maturity of the fish caught, the grade mix of the pollock roe and market perceptions of supply. In addition, pollock roe prices are influenced by anticipated fluctuations in supply, including Russian and U.S. production and Japanese inventory carry-over, as pollock roe is consumed almost exclusively in Japan. In addition, a decline in the quality of the pollock roe that we harvest could cause a decline in the price at which we sell our pollock roe. For example, our average A season roe prices per kilogram were 1,906 Japanese yen, 1,778 Japanese yen and 1,685 Japanese yen for the years ended 2002, 2003 and 2004, respectively. A further decline in the market price of pollock roe would reduce our margins and, without an offsetting increase in volume, would reduce our revenues.

In addition, during the second half of 2003 and in 2004, our financial results were adversely affected by lower pollock surimi prices. From 1999 to 2004, our average pollock surimi prices have fluctuated within a range of approximately 200 to 300 Japanese yen per kilogram. Our overall average surimi price for the year ended December 31, 2004 was at the low end of our historical average surimi price range and reflects a decline of approximately 11.7% as compared to the same period in 2003, which reflects both the overall decline in surimi market prices as well as our sales of a greater percentage of lower quality surimi. Prices and sales volume may remain at these low levels or decline even further, which would materially and adversely affect our results of operations and could impair our ability to refinance our indebtedness and to make timely interest payments.

Partly as a result of these pricing factors, together with high inventory levels at the end of 2003, our overall performance in 2003 was at a level that would have caused us to be in violation of certain of our financial bank covenants. To prevent this potential violation, during the third quarter of 2003, we cancelled 2003 management bonuses and reversed accruals of those bonuses through June 30, 2003, in accordance with the terms of some of our employment agreements and our general bonus policy, which does not permit the payment of bonuses based on financial performance for any year in which there is a violation of a covenant under our credit agreement. Despite the cancellation and reversal of these bonuses, we would have been in violation of those financial covenants under our credit agreement at the end of 2003 if we had not obtained a covenant modification from our bank lenders. In addition, in October 2004, ASG entered into an amendment to its credit facility that, among other things, (1) amended the required leverage ratio beginning September 30, 2004 and made other covenant modifications to provide necessary covenant relief to us primarily due to recent adverse surimi prices and a decline in the performance of our catfish operations, (2) excluded certain expenses we have incurred from the definition of EBITDA for our covenant calculations, including the write-off of offering costs of up to $19.0 million related to our cancelled initial public offering of IDSs and (3) permitted the sale of certain distribution-related assets associated with our catfish operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2004 Compared to Year Ended December 31, 2003” and “—Debt Covenants.”

If prices at which we purchase catfish remain at high levels or increase, in either case without a proportionate increase in the prices at which we sell our catfish products, our ability to maintain profitability in our catfish processing operations will be adversely affected.

In the second half of 2003, many of the farmers from whom we purchase catfish increased their prices to levels that jeopardized our ability to maintain satisfactory profit margins in the catfish processing operations. The high fish cost trend has continued and fish costs have been approximately 23% higher for the year ended December 31, 2004 as compared to the same prior year period. Partially as a result of these farm price increases, in September 2003, we temporarily closed our catfish processing plant in Demopolis, Alabama. Our Demopolis plant resumed full operations in October 2003. However, the prices charged by catfish farmers have remained at relatively high levels, which have adversely affected our catfish processing results in 2004. Prices at which farmers are willing or able to sell their catfish to us could remain at levels that do not enable us to maintain satisfactory margins and do not allow us to continue these operations without further shutdowns or interruptions.

Southern Pride’s recent operating results have not met our expectations primarily as a result of increased fish costs combined with lower processing yields. Such increased costs and lower yields are generally consistent with recent industry wide trends. Until September 2004, our management believed these conditions were temporary. In September 2004, our management concluded that Southern Pride’s operating results for the quarter ending September 30, 2004 would decline further as compared to recent quarters and that the conditions affecting this decline may continue to affect Southern Pride to a certain degree for the foreseeable future. Based on these conclusions, we recorded an impairment charge of approximately $7.2 million in the third quarter of 2004 related to the goodwill associated with Southern Pride.

A material decline in the population and biomass of pollock, other groundfish and catfish stocks in the fisheries in which we operate could materially and adversely affect our business.

The population and biomass of pollock and other groundfish stocks are subject to natural fluctuations which are beyond our control. Biomass is estimated annually through a sampling and computer-modeling process, and a recent National Marine Fisheries Service report indicated a decline in the biomass of pollock. Biomass fluctuations may also be exacerbated by disease, reproductive problems or other biological issues. Pollock stocks are also largely dependent on proper resource management and enforcement. The overall health of a fish stock is difficult to measure and fisheries management is still a relatively inexact science. Since we are unable to predict the timing and extent of fluctuations in the population and biomass of the pollock stocks, we are unable to engage in any measures that might alleviate the adverse effects of these fluctuations. Any such fluctuation that results in a material decline in the population and biomass of the pollock stocks in the fisheries in which we operate could materially and adversely affect our business. Conversely, a significant increase in Russian pollock stocks could dramatically reduce the market price of our products.

Our catfish operations are also subject to the risk of variations in supply. For example, disease in catfish ponds could reduce catfish stocks and adversely affect our business. In recent years, the flesh recovery rates of our catfish operations have decreased primarily due to the processing of leaner fish that resulted from reduced feeding patterns by our suppliers. If we are unable to improve our current supply levels, or if we continue to have low flesh recovery rates, our business will be adversely affected.

Our business is subject to Japanese currency fluctuations that could materially adversely affect our financial condition and liquidity.

Our profitability depends in part on revenues received in Japanese yen as a result of sales in Japan. During 2004, our Japanese sales represented 27.0% of our total revenues. A decline in the value of the Japanese yen against the U.S. dollar would adversely affect our earnings from sales in Japan. Fluctuations in currency are beyond our control and are unpredictable. During the year ended December 31, 2004, the value of the dollar decreased by 3.9% against the Japanese yen, from 106.9 Japanese yen per $1.00 as of December 31, 2003 to 102.7 Japanese yen per $1.00 as of December 31, 2004. To hedge some of our exposure to Japanese yen currency fluctuations, we purchase derivative instruments primarily in the form of foreign exchange contracts.

In addition to our revenues being exposed to Japanese yen currency fluctuations, our liquidity can also be impacted by unrealized losses sustained to our portfolio of foreign exchange contracts. A number of these contracts have been entered into with a financial institution that requires collateralization of unrealized losses sustained by the portfolio above a certain threshold. From time to time, to mitigate our short-term liquidity risk with respect to these collateralization requirements, we execute contracts to forward purchase Japanese yen and have placed additional standing orders to forward purchase Japanese yen should the Japanese yen strengthen to certain spot rates.

These executed contracts and non-executed orders are significant and of a shorter duration than our portfolio of foreign exchange contracts and, as a result, could have a significant impact on our short-term liquidity should the Japanese yen weaken against the U.S. dollar. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Factors Impacting Liquidity—Foreign Exchange Contracts.”

In addition, in August 2004, we entered into variable to fixed-rate cross currency interest swap contracts with an aggregate notional amount of $75.0 million in anticipation of our entering into a new credit facility in connection with the anticipated completion of our offering of IDSs. Under the terms of these contracts, we pay a fixed rate of interest in Japanese yen and receive payments on a variable rate of interest in U.S. dollars based on the U.S. dollar three-month LIBOR rate. The objective of these instruments was to reduce our exposure to interest rate risk related to the new credit facility that would have been in place upon completion of the IDS offering and to provide additional risk management against Japanese currency fluctuations related to our Japanese yen sales. As these contracts have not been designated as hedges and are thus considered to be speculative in nature, any gains or losses will be recognized in our statement of operations as applicable. On September 27, 2004, we terminated one of the cross currency swaps with a notional amount of $15.0 million for a nominal fee. As of December 31, 2004, we were party to cross currency swap contracts with an aggregate notional amount of $60.0 million outstanding. The fair value of these outstanding contracts at December 31, 2004 was an unrealized loss of approximately $6.3 million.

These instruments may not be sufficient to provide adequate protection against losses related to currency fluctuations and, accordingly, any such fluctuations could adversely affect our revenues. There also exists the risk, should our forecasted yen denominated sales decline, that we could become overhedged through these instruments and thereby exposed to further foreign currency fluctuations.

The segments of the seafood industry in which we operate are competitive, and our inability to compete successfully could adversely affect our business, results of operations and financial condition.

We compete with major integrated seafood companies such as Trident Seafoods, Nippon Suisan and Maruha, as well as with inshore processors that operate inshore on fixed location processing facilities, relying on catcher-vessels to harvest and deliver fish for processing. We also compete with motherships that are solely at- sea processors, relying on catcher-vessels to harvest and deliver fish for processing. Additionally, we compete with other pollock fisheries, particularly the Russian pollock fishery in the Sea of Okhotsk. Some of our competitors have the benefit of marketing their products under brand names that have better market recognition than ours, or have stronger marketing and distribution channels than we do. In addition, other competitors may produce better quality products or have more advantageous pricing margins than we do. We may not be able to compete successfully with any of these companies. In addition, production and distribution of substitute products for pollock and catfish could have a significant adverse impact on our profitability. Increased competition as to any of our products could result in price reduction, reduced margins and loss of market share, which could negatively affect our profitability. An increase in imported products in the U.S. at low prices could also negatively affect our profitability.

All of our business activities are subject to a variety of natural risks, which could have a material adverse effect on our business, financial condition or results of operations.

The U.S. Bering Sea pollock fishery, the primary fishery in which we operate, is characterized by extreme sea conditions. Additionally, we purchase catfish raised in ponds primarily located in Alabama and Mississippi, and scallops from fishermen who harvest them off the eastern coast of the U.S. Unusual weather conditions could materially and adversely affect the quality and quantity of the fish products we produce and distribute.

Our vessels are expensive assets that are subject to substantial risks of serious damage or destruction. The sinking or destruction of, or substantial damage to, any of our vessels would entail significant costs to us, including the loss of production while the vessel was being replaced or repaired. Our insurance coverage may prove to be inadequate or may not continue to be available to us. In the event that such coverage proves to be inadequate, the sinking or destruction of, or substantial damage to, any of our vessels could have a material adverse effect on our business, financial condition or results of operations.

Should any of our vessels be destroyed or otherwise become inoperable, the American Fisheries Act would limit our ability to replace that vessel. The statute permits the replacement of lost vessels only if the loss is due to an Act of God, an act of war, the result of a collision, or otherwise not an intentional act of the vessel’s owner. These rules would restrict our ability to replace our vessels on account of obsolescence and, accordingly, could cause us to incur increased costs of maintaining our vessels, including the substantial loss of capacity during times of such maintenance and rebuilding.

Seasonality and variability of our businesses may cause volatility in the market value of your investment and may hinder our ability to make timely distributions on the notes.

Our business is seasonal in nature, and our net sales and operating results vary significantly from quarter to quarter. For example, our revenue, revenue per pound of fish harvested and gross profit tend to be higher in the January-to-April season, and hence in the first half of our fiscal year, due to the harvesting of roe which has the highest revenue per pound of product sold.

Our fishing seasons, including the important January-to-April season, straddle more than one quarter. As a result, the timing of the recognition of sometimes significant amounts of revenue from one quarter to another can be a function of unpredictable factors, such as the timing of roe auctions, weather, the timing of shipments to pollock roe customers, fishing pace and product delivery schedules, all of which are likely to vary from year to year. Consequently, results of operations for any particular quarter may not be indicative of results of operations for future quarterly periods, which makes it difficult to forecast our results for an entire year. This variability may cause volatility in the market price of the notes. In addition, the seasonality and variability of our business means that at certain times of the year our cash receipts are significantly higher than at other times. Consequently, given that we are required to make regular interest payments to debt holders, there is a risk that we will experience cash shortages. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

We may be required to pay significant damages in connection with litigation that is pending against us.

A complaint was filed against us by a former vessel crew member on behalf of himself and a class of seamen, alleging that we breached our contract with the plaintiffs by underestimating the value of the catch in computing the plaintiff’s wages. The plaintiff also alleged that we fraudulently concealed the underestimation of product values, thereby preventing the discovery of their cause of action. In September 2003, the court entered an order granting our motion for summary judgment and dismissing the entirety of the plaintiff’s claims with prejudice and with costs. The plaintiff filed a motion for reconsideration of this order which was denied by the court. The plaintiff then appealed the decision to the Ninth Circuit Court of Appeals. The appeal is currently pending. We have not recorded a liability related to this matter as the outcome is uncertain and the amount of loss, if any, is not estimable. The plaintiff may prevail and we may be required to pay significant damages to resolve this litigation, which could have a material adverse effect on our business, results of operations or financial condition. See “Our Company—Litigation.”

We may be adversely affected by an IRS audit.

The IRS has opened an audit of ASG with respect to tax year 2001. We do not know what issues will be raised in the course of this audit and such audit could result in adjustments that could have a material adverse effect on our financial condition.

We may incur material costs associated with compliance with environmental regulations.

We are subject to foreign, federal, state, and local environmental regulations, including those governing discharges to water, the management, treatment, storage and disposal of hazardous substances, and the remediation of contamination. If we do not fully comply with environmental regulations, or if a release of hazardous substances occurs at or from one of our facilities or vessels, we may be subject to penalties and could be held liable for the cost of remediation. For example, an accident involving one of our vessels could result in significant environmental liability, including fines and penalties and remediation costs. If we are subject to these penalties or costs, we may not be covered by insurance, or any insurance coverage that we do have may not cover the entire cost. Compliance with environmental regulations could require us to make material capital expenditures and could have a material adverse effect on our results of operations and financial condition.

We produce and distribute food products that are susceptible to contamination and, as a result, we face the risk of exposure to product liability claims and damage to our reputation.

As part of the fish processing, small pieces of metal or other similar foreign objects may enter into some of our products. Additionally, our fish products are vulnerable to contamination by disease-producing organisms or pathogens. Shipments of products that contained foreign objects or were so contaminated could lead to an increased risk of exposure to product liability claims, product recalls, adverse public relations and increased scrutiny by federal and state regulatory agencies. If a product liability claim were successful, our insurance might not be adequate to cover all the liabilities we would incur, and we might not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If we did not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could significantly increase our operating costs. In addition, even if a product liability claim was not successful or was not fully pursued, the negative publicity surrounding any such assertion could harm our reputation with our customers.

Our operations are labor intensive, and our failure to attract and retain qualified employees may adversely affect us.

The segments of the harvesting and processing industry in which we compete are labor intensive and require an adequate supply of qualified production workers willing to work in rough weather and potentially dangerous operating conditions at sea. Some of our operations have from time to time experienced a high rate of employee turnover and could continue to experience high turnover in the future. Labor shortages, the inability to hire or retain qualified employees or increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct our operations. We may not be able to continue to hire and retain the sufficiently skilled labor force necessary to operate efficiently and to support our operating strategies, or we may not continue to experience favorable labor relations. In addition, our labor expenses could increase as a result of a continuing shortage in the supply of personnel. Changes in applicable state and federal laws and regulations could increase labor costs, which could have a material adverse effect on our business, results of operations and financial condition.

Because we distribute a significant amount of our products and receive supplies and other provisions using maritime carriers, certain adverse conditions affecting these carriers and terminals at which they transfer cargo could have a material adverse effect on our business, financial condition or results of operations.

Our distribution and purchase channels depend on the services of maritime carriers that load and unload our products, supplies and other provisions at the Port of Dutch Harbor, Alaska, and then unload our products at terminals in Korea, New Brunswick, Canada, and the Netherlands. A strike, work slow down, unfavorable weather conditions, changes in shipping routes or other factors adversely affecting such carriers or terminals could delay the delivery of our products and supplies. If this were to occur, it would negatively affect our revenues and profitability.

You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.

Our consolidated financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP, our former independent auditor. On June 15, 2002, Arthur Andersen LLP was convicted of a federal obstruction of justice charge arising from the federal government’s investigation of Enron Corporation. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC. SEC rules required us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP’s consent to our inclusion of its audit report on our financial statements for the year ended December 31, 2001. Relief in connection with claims which may be available to investors under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen LLP.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. All statements other than statements of historical fact are “forward-looking statements.” Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Company” and elsewhere in this Registration Statement may include forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “estimate,” “continue,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate” and similar statements of forward-looking nature identify forward-looking statements.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, all forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•	our high degree of leverage and significant debt service obligations;

•	the risk that if we are unable to refinance ASG’s indebtedness to permit distributions in the future, we will have insufficient cash to make payments on the notes;

•	any future changes in government regulation;

•	the highly competitive nature of the seafood industry;

•	the risk of a significant decline in the market price of our products;

•	the risk of a significant decline in the population and biomass of pollock, other groundfish and catfish stocks in the fisheries in which we operate;

•	the risk that prices at which we purchase catfish remain at high levels or increase;

•	environmental conditions and regulations;

•	the risk of increased litigation against us;

•	the risk of a natural calamity affecting the U.S. Bering Sea or any of our vessels;

•	the risk of Japanese currency fluctuations; and

•	other risks that impair our access to and ability to harvest pollock and other whitefish.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes

We issued the Old Notes on October 19, 2004 and entered into a registration rights agreement with the initial purchasers. The registration rights agreement requires that we register the New Notes with the Commission and offer to exchange the registered New Notes for the outstanding Old Notes issued on October 19, 2004.

We will accept any validly tendered Old Notes that you do not withdraw before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 of principal amount at maturity of New Notes in exchange for each $1,000 principal amount at maturity of your outstanding Old Notes. You may tender some or all of your Old Notes in the exchange offer.

The form and terms of the New Notes are the same as the form and terms of the outstanding Old Notes except that:

(1)	the New Notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

(2)	the New Notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding Old Notes; and

(3)	interest on the New Notes will accrue from the last interest date on which interest was paid on your Old Notes.

Outstanding Old Notes that we accept for exchange will not accrue interest after we complete the exchange offer.

The exchange offer will expire at 5:00 p.m., New York City time, on             , 2005, unless we extend it. If we extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

(1)	to extend the exchange offer;

(2)	to terminate the exchange offer and not accept any Old Notes for exchange if any of the conditions have not been satisfied; or

(3)	to amend the exchange offer in any manner; provided, however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver.

We will promptly give written notice of any extension, delay, non-acceptance, termination or amendment. We will also file a post-effective amendment with the Commission if we amend the terms of the exchange offer.

If we extend the exchange offer, Old Notes that you have previously tendered will still be subject to the exchange offer and we may accept them. We will promptly return your Old Notes if we do not accept them for exchange for any reason without expense to you after the exchange offer expires or terminates.

Procedures for Tendering Old Notes Held Through Brokers and Banks

Since the Old Notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain New Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

The “Letter of Transmittal” shall be used by you to give such instructions. YOU SHOULD CONSULT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU KEEP YOUR OLD NOTES TO DETERMINE THE PREFERRED PROCEDURE.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON                 , 2005.

You may tender some or all of your Old Notes in this exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our determination will be final and binding on you. We reserve the absolute right to:

(1)	reject any and all tenders of any particular Old Note not properly tendered;

(2)	refuse to accept any Old Note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)	waive any defects or irregularities or conditions of the exchange offer as to any particular Old Note before the expiration of the offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of Old Notes. If we waive any terms and conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Representations

To participate in the exchange offer, we require that you represent for our benefit that:

(1)	you are acquiring the New Notes in the ordinary course of business;

(2)	you are not engaging in or intend to engage in a distribution of the New Notes issued in the exchange offer;

(3)	you do not have an arrangement or understanding with any person to participate in the distribution of New Notes issued in the exchange offer;

(4)	you are not our “affiliate” as defined under Rule 405 of the Securities Act; and

(5)	if you are a broker-dealer, you will receive New Notes for your own account, you acquired New Notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your New Notes.

You must make such representations by executing the “Letter of Transmittal” and delivering to the institution through which you hold your Old Notes.

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the New Notes issued in the exchange offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your outstanding Old Notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of New Notes acquired in the exchange offer, you or that person:

(1)	may not rely on the applicable interpretations of the staff of the Commission and therefore may not participate in the exchange offer; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the New Notes.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf, will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of the Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 p.m., New York City time on the expiration date. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(1)	Name of the beneficial owner tendering such Old Notes;

(2)	Account number of the beneficial owner tendering such Old Notes;

(3)	Principal amount of Old Notes tendered by such beneficial owner; and

(4)	A confirmation that the beneficial holder of the Old Notes tendered has made the representations set forth in the Letter of Transmittal.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM OLD NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of Old Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes. Neither we nor the exchange agent is responsible or liable for the return of such Old Notes to the tendering DTC participants or to their owners, nor as to the time by which such return is completed.

Acceptance of Outstanding Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered Old Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us. If we do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered Old Notes by book-entry transfer, we will credit such notes to an account maintained with DTC. We will return certificates or credit the account at DTC promptly after the exchange offer terminates or expires.

The agent’s message must be transmitted to exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights

You may withdraw your tender of outstanding Old Notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1)	specify the name of the person that tendered the Old Notes to be withdrawn;

(2)	identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; and

(3)	specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account, as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes. We may terminate or amend the exchange offer if prior to the expiration of the exchange offer:

(1)	any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2)	any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3)	there is a change in the current interpretation by the staff of the Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer New Notes issued in the exchange offer without registration of the New Notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange Agent

You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the “Letter of elections and Instructions to Brokers or Bank” to the exchange agent at the following address:

Wells Fargo Bank, N.A.

By Registered and Certified Mail	By Overnight Courier or Regular Mail:	By Hand Delivery
Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank, N.A. Corporate Trust Services 608 2nd Avenue South Northstar East Building - 12th Floor Minneapolis, MN 55402

Or By Facsimile Transmission: (612) 667-4927 Confirm by Telephone: (612) 667-9764

Fees and Expenses

We  will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

We will pay the estimated cash expenses connected with the exchange offer. We estimate that these expenses will be approximately $300,000.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register New Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Old Notes

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your Old Notes could be adversely affected.

Holders of the New Notes issued in the exchange offer and Old Notes that are not tendered in the exchange offer will vote together as a single class under the indenture governing the Notes.

Consequences of Exchanging Outstanding Old Notes

If you make the representations that we discuss above, we believe that you may offer, sell or otherwise transfer the New Notes to another party without registration of your notes or delivery of a prospectus.

We base our belief on interpretations by the staff of the Commission in no-action letters issued to third parties. If you cannot make these representations, you cannot rely on this interpretation by the Commission’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the New Notes. A broker-dealer that receives New Notes for its own account in exchange for its outstanding Old Notes must acknowledge that it acquired as a result of market making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the New Notes. Broker-dealers who can make these representations may use this exchange offer prospectus, as supplemented or amended, in connection with resales of New Notes issued in the exchange offer.

However, because the Commission has not issued a no-action letter in connection with this exchange offer, we cannot be sure that the staff of the Commission would make a similar determination regarding the exchange offer as it has made in similar circumstances.

Shelf Registration

The registration rights agreement also requires that we file a shelf registration statement if:

(1)	we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law;

(2)	a law or Commission policy prohibits a holder from participating in the exchange offer;

(3)	a holder cannot resell the New Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4)	a holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the New Notes in the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive existing Old Notes in equal principal amount at maturity, the terms of which are identical in all material respects to the New Notes. The Old Notes surrendered in exchange for the New Notes will be retired or cancelled and not reissued. Accordingly, the issuance of the New Notes will not result in any increase or decrease in our debt.

The net proceeds from the offering of Old Notes were approximately $117.0 million after deducting estimated fees and expenses payable by us, including the payment of management bonuses and the accrual of estimated costs associated with our commitment to register the Old Notes. We distributed the net proceeds of the offering of Old Notes, directly or indirectly, to American Seafoods Consolidated LLC, one of our parent companies. American Seafoods Consolidated LLC in turn distributed such amount to its parent, American Seafoods Holdings LLC, which used approximately $32.7 million to repurchase its outstanding redeemable preferred equity units and approximately $5.5 million to repay its indebtedness. The balance of approximately $81.9 million was distributed to our ultimate equity owners.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2004.

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ASG Consolidated’s audited financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2004
(dollars in thousands)

Cash and cash equivalents(1)	$1,577

Long-term debt, including current portion
Current maturities of long-term debt	$26,547
Senior debt, net of current maturities	279,575
10 1/8% senior subordinated notes	175,000
11 1/2% senior discount notes, net of discount	127,683

Total long-term debt	608,805

Members’ deficit	(195,135)
Accumulated other comprehensive loss	(46,042)

Total members’ deficit	(241,177)

Total capitalization	$367,628

(1)	Excludes $0.4 million of restricted cash used to collateralize outstanding letters of credit.

SELECTED HISTORICAL FINANCIAL INFORMATION

ASG Consolidated was organized in September 2004 and has no assets or operations other than its investment in ASG and ASG Finance. ASG Finance was incorporated in September 2004 and has no assets and conducts no operations. Accordingly, the following discussion relates only to the operations of ASG and its subsidiaries, and its predecessor business, for periods prior to the formation of ASG Consolidated.

The following selected historical consolidated financial information for ASG Consolidated as of and for the years ended December 31, 2002, 2003 and 2004 has been derived from the audited consolidated financial statements included elsewhere in this prospectus. See Note 1 to the audited consolidated financial statements. The following selected historical consolidated financial data for ASG Consolidated as of December 31, 2000 and 2001 and for the period January 28 through December 31, 2000 and for the predecessor business for the period January 1 through January 27, 2000, has been derived from the consolidated financial statements of ASG and the predecessor business, as applicable, which are not included in this prospectus.

The following selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor Business (1)
	January 1 Through January 27,	January 28 Through December 31,	Year Ended December 31,(2)(3)
	2000	2000	2001	2002	2003	2004
	(dollars in thousands)	(dollars in thousands)
Statement of Operations Data:
Total sales and revenues	$9,719	$252,346	$336,839	$332,872	$411,363	$461,667
Gross profit(4)	(2,490)	58,691	75,115	97,969	102,117	88,916
Gross margin	(25.6%)	23.3%	22.3%	29.4%	24.8%	19.3%
Operating income (loss)	(4,334)	29,858	33,507	43,753	58,994	42,424
Income (loss) before income taxes and minority interest	1,828	10,737	16,105	8,176	14,859	(31,725)
Net income (loss)	1,190	10,593	16,289	8,496	14,639	(31,756)
Other Financial Data:
Ratio of earnings to fixed charges(5)		1.27	1.45	1.20	1.35	0.27

		December 31,
		2000	2001	2002	2003	2004
		(dollars in thousands)
Balance Sheet Data:
Property, vessels and equipment, net		$267,868	$254,337	$253,082	$225,965	$198,335
Total assets		524,252	516,847	520,903	519,448	463,139
Total debt		369,072	326,499	551,413	527,282	608,805
Members’ equity (deficit)		132,392	154,887	(78,581)	(112,141)	(241,177)

(1)	Our business was acquired by Centre Partners and others through ASLP in a transaction accounted for as a purchase on January 28, 2000. The purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values. Also, the method of accounting for major scheduled vessel maintenance and derivative instruments was changed effective with the purchase. Accordingly, the predecessor business amounts are not comparable to amounts for periods subsequent to the acquisition.
(2)	Effective January 1, 2002, we changed our method of accounting for goodwill and other intangible assets. See Note 1 to ASG’s consolidated financial statements.
(3)	In October 2001, we reassessed the estimated useful lives of cooperative fishing rights and increased the amortization period.
(4)	Due to a change in our policy, shipping and handling charges are now classified in cost of sales for all periods presented. These charges were previously classified as selling, general and administrative expenses.
(5)	Ratio of earnings to fixed charges is calculated as the total of income before income taxes, minority interest, fixed charges, amortization of capitalized interest, less interest capitalized, divided by the total of interest capitalized and interest expense, including amortization of deferred financing fees, discounts on debt securities and an estimate of the interest within rental expense. For the year ended December 31, 2004, the deficiency in earnings was approximately $31.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements and other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

We were organized in September 2004 and have no assets or operations other than the ownership of all the equity interests of American Seafoods Group LLC (ASG) and ASG Finance, Inc. (ASG Finance). ASG Finance was incorporated in September 2004 has no assets and conducts no operations. Accordingly, the following discussion relates only to the operations of ASG and its subsidiaries for periods prior to our formation.

Business Overview

We are one of the largest integrated seafood companies in the U.S. in terms of revenues. We harvest and process a variety of fish species aboard our sophisticated catcher-processor vessels, aboard our freezer-longliner vessels and at our land-based processing facilities, and we market our products to a diverse group of customers in North America, Asia and Europe. We are the largest harvester and at-sea processor of pollock and hake and the largest processor of catfish in the U.S. In addition, we harvest or process additional seafood, including cod, scallops and yellowfin sole. We maintain an international marketing network through our U.S., Japan and Europe offices and have developed long-term relationships with our U.S. and international customer base.

We operate in two principal operating segments, at-sea processing and land-based processing. The at-sea processing segment includes the harvesting and processing of pollock, cod, hake and yellowfin sole on our vessels while at sea. The land-based processing segment includes the primary processing of catfish and scallops at our facilities in Alabama and Massachusetts and secondary processing of pollock products in Massachusetts.

The most significant portion of our revenues and profitability is derived from our at-sea processing segment. The performance of our at-sea processing segment largely depends on the amount of pollock, cod and hake resources that we harvest each year and the prevailing market prices for the related products we sell. During 2004, we harvested approximately 368,000 metric tons of whitefish.

Pollock represents the most significant portion of our harvest and the most significant portion of our net sales both in terms of volume and revenues. In 2004, our pollock products represented approximately 72.7% of the products sold in our at-sea processing segment. Some of our products exhibit commodity-like pricing characteristics. These prices fluctuate from season to season and from year to year as a result of factors such as market conditions, inventory levels and production volumes.

We operate in three primary U.S. fisheries, the U.S. Bering Sea pollock fishery, the U.S. Bering Sea Pacific cod fishery and the U.S. hake fishery. For each U.S. fishery, the fishery management council determines the annual total allowable catch, which is the total weight of fish that can be harvested. In addition to the amount of the directed pollock catch that we harvest, we supplement our pollock and longline cod harvest by purchasing community development quota allocated to Alaska Community Development Groups.

The remaining portion of our revenues and profitability is derived from our land-based processing segment. The performance of our land-based processing segment largely depends on the amount of catfish, pollock, cod and scallops that we process each year, the cost of fish we purchase and the prevailing market prices for the related products we sell. For the year ended December 31, 2004, we processed approximately 131.2 million pounds in our land-based processing segment.

Overview of Recent Financial Results for 2002 to 2004

Our seafood sales increased primarily due to the growth in our production volumes as a result of increases in the total allowable catch attributed to the U.S. Bering Sea pollock fishery and the community development quota (CDQ) we purchase and our acquisition of Southern Pride in late 2002. Our gross margin declined primarily due to our acquisition of the lower margin Southern Pride business, the purchase of additional CDQ, and the downward trend in pollock surimi prices that began in the second half of 2003 (although prices increased slightly in the second half of 2004). Operating expenses increased primarily due to an increase in variable expense resulting from a growth in sales volume, the write-off of the Southern Pride goodwill in 2004, which was partially offset by a decrease in equity-based compensation. Net other expenses increased primarily due to unrealized derivative losses caused by the continued weakness in the U.S. dollar as compared to the Japanese yen, the write-off of deferred transaction costs due to the withdrawal of our public offering during 2004, and additional interest cost from notes issued in October 2004.

Corporate History

On January 28, 2000, American Seafoods, L.P. (ASLP) purchased, through its subsidiaries, from Norway Seafoods six catcher-processors, one catcher-vessel, all of the outstanding stock of American Seafoods Company (now referred to as “ASC, Inc.”) and certain assets of Frionor USA (now called “American Seafoods International LLC”). ASC, Inc. was the operator of the six acquired vessels and the owner-operator of one additional catcher-processor vessel. ASG was formed in connection with the acquisition. The acquisition was accounted for as a purchase, and all of the debt, assets and goodwill and other intangible assets relating to the acquisition have been “pushed down” to the balance sheet of ASG. The purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values on the date of acquisition. The aggregate purchase price for the acquisition was $477.9 million, including acquisition costs.

In August 2001, we, along with two other partners, formed Pacific Longline Company (PLC) in order to acquire three freezer-longliner vessels. Our initial ownership through this transaction was 60% of PLC. Effective January 1, 2004 we purchased the third party minority interest in PLC and increased our ownership to 100%. PLC harvests and processes primarily Pacific cod in the U.S. Bering Sea.

Effective December 16, 2002, we purchased substantially all of the assets of Southern Pride. Southern Pride is engaged in the business of catfish harvesting, processing and distribution. The acquired assets included, among other things, certain real property, fixtures, equipment, accounts receivable, trade name, customer and other contracts, and cash on hand. The purchase price was approximately $41.8 million in cash. In addition, we assumed substantially all of the liabilities of Southern Pride, other than certain specifically excluded liabilities, and paid bank debt of Southern Pride in the amount of approximately $2.4 million.

Revenues and Expenses

At-Sea Processing Segment

At-Sea Processing Revenues. Revenues in our at-sea processing segment are primarily driven by the following factors:

•	the volume of pollock and other whitefish harvested annually by our catcher-processors and freezer-longliners;

•	the quantity of finished product we are able to produce (determined by the flesh and roe recovery rates);

•	the prevailing market prices for the products we sell, such as roe, surimi (a fish protein paste used in products such as imitation lobster and crabmeat) and fillet block;

•	the timing of our sales of fish products; and

•	the Japanese yen to U.S. dollar exchange rate.

Harvest volumes. In addition to the portion of the directed pollock catch allocated to us under the Pollock Conservation Cooperative agreement, we historically have purchased additional pollock quota from other industry participants up to the 17.5% harvesting limit of the directed pollock catch. In addition, we supplemented our share of the directed pollock catch in 2002, 2003 and 2004 by purchasing 28.0%, 36.4% and 54.0%, respectively, of the total community development quota allocated to Alaska Community Development Groups, which does not count against the 17.5% harvesting limitation. The increase from 2003 to 2004 was due to the purchase of a portion of Bristol Bay’s community development quota for 2004. See “Industry and Regulatory Overview—Groundfish—Pollock Allocation.”

In October 2003, we entered into an agreement with Bristol Bay, one of the six Alaska Community Development Groups that is allocated community development quota. Under this agreement, Bristol Bay has sold us the right to harvest all of the pollock resource allocated to it under the CDQ program for the 2004 and 2005 pollock seasons. This agreement increased our total CDQ resources to 54.0% of the total available pollock CDQ for the U.S. Bering Sea fishery. We have similar agreements with Coastal Villages and the Central Bering Sea Fishermen Association (CBSFA). All quota agreements expire at the end of 2005 pursuant to the State of Alaska Community Development Quota program guidelines. We have recently renewed our agreements with Bristol Bay and CBSFA for 2006 - 2008 and are currently negotiating a new agreement with Coastal Villages. Coastal Villages is our largest supplier of quota and holds a significant investment in ASLP.

Recovery rates. Increases in flesh and roe recovery rates, which represent the percentage of finished product produced from a whole fish, result in higher finished product volumes. Flesh recovery rate means the weight of processed products, other than fishmeal and roe, relative to the weight of fish harvested, expressed as a percentage. Roe recovery rate means the weight of processed roe, relative to the weight of fish harvested, expressed as a percentage.

Market prices. Market prices for our at-sea processed products are primarily influenced by the aggregate supply of products produced in any given year, the anticipated inventory carry over for that year and changes in demand.

During fiscal years 1999 to 2004, our average pollock surimi prices have typically fluctuated within a range of approximately 200 to 300 Japanese yen per kilogram. In the second half of 2003 and the first half of 2004, our average pollock surimi price was at the low end of this range, though surimi prices began to rise during the second half of 2004. Pollock surimi prices are sensitive to grade mix composition, anticipated seasonal production, overall inventory levels and buyers’ speculation of anticipated price levels.

Prices for roe products also fluctuate from year to year. While overall average pollock roe prices have declined in recent years, on a grade-by-grade basis, roe prices have remained relatively stable.

Below is a chart illustrating our average prices achieved for the years 2000 through 2004 for pollock surimi, pollock roe, deepskin and pollock block pin bone out products. The surimi and roe prices are noted in Japanese yen per kilogram, which is the unit price we receive from our Japanese customers. The pollock deepskin and block pin bone out are noted in U.S. dollars per pound, which is the unit price we receive from our customers.

	2000	2001	2002	2003	2004
Pollock surimi ¥/kg	¥218	¥212	¥278	¥222	¥197
Pollock roe ¥/kg(1)	¥2,856	¥2,247	¥1,906	¥1,778	¥1,685
Pollock deepskin $/lb	$1.32	$1.25	$1.24	$1.25	$1.24
Pollock block pin bone out $/lb	$0.80	$0.88	$1.06	$1.04	$1.01

(1)	Average roe prices are for the A season only as this represents more than 95% of the total roe value for each year.

Exchange rate effects. Because we sell large quantities of roe and surimi to Japanese customers, a significant portion of our revenue is denominated in Japanese yen. Consequently, we could be at risk that any increase or decrease in the value of the Japanese yen relative to the dollar would increase or decrease the amount of dollar revenues we record on the sales of our products in Japan. To mitigate the potentially adverse effect of fluctuations in the Japanese yen to U.S. dollar spot exchange rate, we enter into forward currency contracts. It is our risk management policy to hedge approximately 80% of our forecasted Japanese yen sales over the next 12 months, 65% over months 13 to 24, 50% over months 25 to 36, and 35% over months 37 to 48.

At-Sea Processing Expenses. The operating cost structure of the at-sea processing operations include four main cost categories:

•	variable costs driven by revenue or product volume, such as crew compensation, product freight and storage, packaging and additives;

•	vessel-related depreciation and amortization of cooperative and fishing rights;

•	fixed costs that are incurred whether or not the vessel is deployed, such as quota purchases, insurance, repair and maintenance, moorage and general supplies; and

•	operating costs driven by vessel operations, such as fuel, nets and gear supplies, galley supplies, equipment rental, crew travel, observers and technicians.

Land-Based Processing Segment

Land-Based Processing Revenues. Revenues from our land-based processing segment are primarily a function of our throughput volume of pollock, cod, catfish and scallops that we process and the prevailing market prices for those products.

Land-Based Processing Expenses. Operating costs related to our land-based processing operations are principally comprised of the cost of raw material purchases, labor and operating costs. Operating costs include depreciation expense related to equipment and facilities used for processing and transportation.

Overall Expense Summary

Costs of sales include operating costs such as crew and factory personnel compensation, quota purchase costs, seafood purchases, vessel fuel, packaging, insurance, product freight, other operating related expenses, amortization of cooperative and fishing rights and depreciation applicable to property, vessels and equipment used in production. Selling, general and administrative expenses include employee compensation and benefits, rent expense, professional fees, promotional costs and other expenses, such as office equipment and supplies.

After depreciation expense, crew compensation represents the largest operating cost for the vessel operations and is primarily a variable cost, structured to reward each crew member based upon an estimated value of the product. Quota purchase costs are calculated as an amount per ton harvested and are incurred when we purchase quota amounts from our Alaska Community Development Group partners, catcher vessel owners and other third party fishery participants. Product freight is incurred when we transport the product to either our customer or a cold storage facility. Storage costs are incurred for product entering a cold storage facility.

Results of Operations

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003.

Revenues. Revenues for 2004 increased $50.3 million, or 12.2%, to $461.7 million from $411.4 million for 2003. At-sea processing sales for the year increased to $265.5 million from $229.8 million for the prior year, an increase of $35.7 million or 15.5%. This increase was a result of the sale of carryover flesh-based pollock inventory from the 2003 B season and a higher volume of roe sales from A season production in 2004, partially offset by lower sales prices during 2004. Land-based processing sales for the year increased $14.6 million, or 8.0%, to $196.1 million from $181.5 million for the prior year. The increase in land-based processing sales was primarily due to increased catfish sales prices and higher scallop sales volumes during the 2004 period.

Cost of Sales. Cost of sales for 2004 increased $63.6 million, or 20.6%, to $372.8 million from $309.2 million for 2003. At-sea processing cost of sales for 2004 increased $39.3 million, or 26.1%, to $190.1 million from $150.8 million for the prior year, primarily due to the increase in variable costs such as crew compensation and product freight, driven by higher sales volumes, and the purchase of additional CDQ. Land-based processing cost of sales for 2004 increased $24.3 million, or 15.3%, to $182.7 million from $158.4 million for the prior year, primarily as a result of higher catfish production costs per pound due to increased farm prices, higher labor and lower yields. The lower yields were largely due to processing smaller, less meaty fish, which resulted from less frequent feeding patterns by catfish farmers.

Gross Profit. Gross profit for 2004 decreased $13.2 million, or 12.9%, to $88.9 million from $102.1 million for 2003, and gross margin decreased to 19.3% from 24.8% in the prior year. At-sea processing gross profit decreased to $75.4 million in 2004 from $79.0 million during the prior year and gross margin decreased for 2004 to 28.4% from 34.4% in the prior year. The decline in gross margin resulted from the sale of the lower grade carryover 2003 B season pollock surimi inventory that we sold at a lower margin and additional purchase of CDQ. Land-based processing gross profit for 2004 decreased to $13.5 million as compared to $23.1 million in the prior year and land-based processing gross margin for 2004 declined to 6.9% as compared to 12.7% in 2003 due primarily to the increased catfish costs per pound sold and lower yields.

Selling, General and Administrative Expenses. For 2004, selling, general and administrative expenses, including equity-based compensation, decreased $3.7 million, or 9.3%, to $36.2 million from $39.9 million for 2003. This decrease was primarily due to a decrease in equity-based compensation charges of $1.8 million.

Amortization and Depreciation. Amortization and depreciation of other assets for 2004 was $3.1 million, remaining consistent with the amount recorded in the prior year of $3.2 million.

Goodwill Impairment. During 2004 we incurred a write-off of $7.2 million of goodwill related to our investment in our catfish operations. We did not incur any goodwill impairment in 2003.

Interest Expense, Net (including related party interest). Interest expense, net, for 2004, increased $1.7 million, or 4.2%, to $41.9 million from $40.2 million for 2003. This increase was due primarily to the accretion on our Senior Discount Notes beginning in October 2004.

Write off of recapitalization transaction costs. We incurred a write off of recapitalization transactions cost during 2004 of $19.3 million related to the cancelled income deposit securities (IDS) offering and senior subordinated notes. We did not incur such a write off in 2003.

Foreign Exchange Losses and Other Derivative Losses, Net. Foreign exchange losses and other derivative losses, net, for 2004, were $12.9 million compared to $4.0 million in 2003. This $8.9 million increase was primarily attributable to unrealized losses on foreign exchange contracts, partially offset by unrealized gains recognized during the period related to the time value portion of our financial derivatives designated as hedges. The net realized losses were primarily the result of the continued weakness of the U.S. dollar versus the Japanese yen. The unrealized gains were related to the time value portion of the foreign exchange contracts that result from the interest rate differential between the U.S. and Japan.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.

Revenues. Revenues for 2003 increased $78.5 million, or 23.6%, to $411.4 million from $332.9 million for 2002. This increase was almost entirely due to the inclusion of catfish sales for the entire year in 2003. At-sea processing revenues for 2003 decreased $23.1 million to $229.8 million from $252.9 million for the prior year primarily due to lower surimi prices and sales volume. Land-based processing revenues for 2003 increased $101.5 million to $181.5 million from $80.0 million for 2002, almost entirely due to the inclusion of catfish sales for 2003 as a result of the December 2002 acquisition of Southern Pride.

Cost of Sales. Cost of sales for 2003 increased $74.3 million, or 31.6%, to $309.2 million from $234.9 million in 2002. At-sea processing cost of sales for 2003 decreased $12.2 million to $150.8 million from $163.0 million for the prior year, primarily due to the lower sales volumes of pollock surimi in 2003. Land-based processing cost of sales for 2003 increased $86.5 million to $158.4 million from $71.9 million for the prior year, almost entirely due to the inclusion of catfish operations in 2003.

Gross Profit. Gross profit for 2003 increased $4.1 million, or 4.2%, to $102.1 million from $98.0 million for 2002, and gross margin over the same period decreased to 24.8% from 29.4%, primarily due to a higher proportion of lower margin land-based processing sales in 2003 as compared to 2002. At-sea processing gross margin decreased in 2003 to 34.4% from 35.5% in 2002 primarily due to lower margins on surimi sales. Land-based processing gross margin for 2003 increased in 2003 to 12.7% from to 10.1% for 2002 primarily due to the inclusion of Southern Pride Catfish.

Selling, General and Administrative Expenses. For 2003, selling, general and administrative expenses including equity-based compensation decreased $12.0 million, or 23.1%, to $39.9 million from $51.9 million for 2002. This decrease was primarily due to a decrease in equity-based compensation charges of $16.2 million, partially offset by additional expenses incurred as a result of the acquisition of Southern Pride, and the absence of management bonuses in 2003, as compared to $2.3 million of management bonuses in 2002. Equity-based compensation charges were higher in 2002 primarily as the result of the vesting of certain options related to the April 2002 recapitalization and the partial sale of units held by one of our partners.

Amortization and Depreciation. Amortization and depreciation, excluding amounts classified as cost of sales for 2003 increased $0.9 million, or 39.1%, to $3.2 million from $2.3 million for 2002. This increase was primarily due to the amortization of other intangibles, which were purchased in connection with the acquisition of Southern Pride in December 2002.

Interest Expense, Net (including related party interest). Interest expense, net, for 2003, increased $1.4 million to $40.2 million from $38.8 million for 2002. The increase in interest expense, net, was mainly attributable to an increase in amounts borrowed under our credit facility in connection with the acquisition of Southern Pride, partially offset by a decline in interest rates.

Foreign Exchange Losses (Gains) and Other Derivative Losses (Gains), Net. Foreign exchange losses and other derivative losses, net, for 2003, were $4.0 million compared to $19.0 million in foreign exchange gains and other derivative gains, net for the comparable period in 2002. This decrease of $23.0 million was primarily attributable to net unrealized losses, recognized during the period related to the ineffective portion of our financial derivatives designated as hedges. The unrealized losses were primarily the result of a decrease in the U.S. dollar versus the Japanese yen and a decrease in the forward points that result from the interest rate differential.

Seasonality

The U.S. Bering Sea pollock fishery is split into two distinct fishing seasons, known as the “A” and “B” seasons. The A season opens in January and typically ends in April. During the A season pollock are spawning and therefore typically carry more high-value roe, making this season the more profitable one. During the A season, we also produce other products such as surimi and fillet blocks, although yields on these products are slightly lower in A season compared to B season due to the prioritization of roe production in the A season. Although the A season typically accounts for approximately 40% of our year’s total pollock harvest measured by weight, it represents a majority of our revenues for the year due to the higher value of roe that is recovered during the A season.

The pollock B season occurs in the latter half of the year, typically beginning in July and extending through the end of October. The primary products produced in the B season are surimi and fillet blocks. The B season typically accounts for approximately 60% of our year’s total pollock harvest.

The freezer-longliner Pacific cod fishery is divided into two seasons. Of the annual quota, approximately 60% is allocated to the A season and the remaining 40% is allocated to the B season. The A season begins January 1st and runs until the season quota is caught, and the B season begins in mid-August and runs until the season quota is caught.

To illustrate the seasonal impact of our distinct fishing seasons for all of our operations, the table below shows our quarterly dispersion of our revenues and gross profit, expressed in terms of percentage, for the years ended December 31, 2002, 2003, and 2004:

	A Season		B Season
	Q1	Q2	Q3	Q4
Revenues:
2002	25%	30%	22%	23%
2003	27	30	20	23
2004	29	28	20	23
Gross profit:
2002	36%	30%	23%	11%
2003	40	32	18	10
2004	47	28	21	4

Our fishing seasons, including the important January-to-April pollock season, straddle more than one quarter. Additionally, the timing of our sales fluctuates from quarter to quarter. As a result, the timing of the recognition of significant amounts of revenues can vary from one quarter to another.

Historically the gross profit generated as a percentage of revenues in the fourth quarter has been less than the prior three quarters of each year. This is due primarily to less high-margin roe sales and the timing of the sales of B season production in our at-sea processing segment. Additionally, in the fourth quarter of 2004 gross profits declined below historical levels primarily as a result of higher catfish farm prices and lower catfish processing yields in our land-based processing segment.

Financing Activities

Senior Discount Notes

On October 19, 2004, we completed an offering of 11 1/2% Senior Discount Notes in the aggregate principal amount of $196.0 million at maturity in November 2011. The Senior Discount Notes were issued at a substantial discount from their aggregate principal amount at maturity to generate gross proceeds of $124.9 million. The accreted value of each note increases from the date of issuance until November 1, 2008 such that the accreted value at that date will equal the principal amount at maturity. The carrying balance on the notes will accrete using the effective interest method from origination through the period ending November 1, 2008. No interest will be paid during this period. Thereafter, interest will accrue and be payable semi-annually on May 1 and November 1 of each year at a fixed annual rate of 11 1/2%. The first interest-only payment is due on May 1, 2009.

The proceeds of the Senior Discount Notes were distributed, directly or indirectly, to American Seafoods Consolidated LLC (American Seafoods Consolidated). American Seafoods Consolidated distributed such amount to its parent, American Seafoods Holdings LLC (Holdings), which used approximately $32.7 million to repurchase its outstanding redeemable preferred equity units and approximately $5.5 million to repay its indebtedness. We also incurred related fees and expenses totaling $4.3 million. The balance of approximately $81.9 million was distributed to ASLP, which in turn distributed the funds to its partners.

Non-Cash Capital Contribution

During the fourth quarter of 2004, ASLP made a non-cash capital contribution to ASG of a $20.0 million receivable from ASG related to equity-based compensation.

Tax Distributions

We make distributions to our members for the tax liabilities they incur on their allocated portion of our taxable income. More specifically, ASG will make distributions to us in amounts equal to the theoretical tax on ASG’s taxable income (determined without regard to deductions for interest on the notes or other deductions incurred by entities above ASG), which we will in turn distribute to our owners (whether or not such amounts are required by such owners actually to pay taxes on the income that we allocate to them). These payments are recorded as distributions to members on the Statement of Members’ Equity (Deficit).

During 2004, ASC, Inc. received a tax refund in the amount of $2.2 million of prior year’s taxes. ASC, Inc. remitted the amount of its tax refund to ASG, which was recorded as a tax refund contribution on the Statement of Members’ Equity (Deficit) in 2004.

April 2002 ASG Recapitalization

Senior Subordinated Notes. On April 18, 2002, ASG issued and sold $175.0 million principal amount of 10 1/8% senior subordinated notes (Senior Subordinated Notes) due 2010 as part of a recapitalization. Concurrently with the offering of these notes, ASG entered into its credit facility. As part of the April 2002 recapitalization, ASG used the proceeds of the notes offering, together with borrowings of $325.9 million under the credit facility, to:

•	repay all outstanding debt under our old credit facilities;

•	repay all amounts outstanding (including accrued interest), under two senior subordinated promissory notes issued by our affiliates, ASC, Inc. and Holdings, to Norway Seafoods, the former owner of our business;

•	pay related fees and expenses; and

•	distribute the remainder of the borrowed amounts to our members.

In addition, ASG distributed to its then members cash on hand as of April 18, 2002. As a result, the aggregate amount of cash distributed to the ASLP partners was approximately $203.8 million, including $5.7 million of fees paid out of the distribution.

Credit Agreement. In connection with ASG’s April 2002 recapitalization, ASG entered into a senior Credit Agreement (Credit Agreement) with a syndicate of banks, the administrative agent of which is Bank of America, N.A. ASG’s Credit Agreement consists of a $75.0 million revolving credit facility and $370.0 million in term loans ($90.0 million Term A and $280.0 million Term B). ASG’s obligations under the credit facility are secured by substantially all its assets. The agreement subjects ASG to various restrictive covenants, including limitations on its ability to prepay indebtedness (including its Senior Subordinated Notes), incur additional indebtedness, and requirements that it maintains specified financial ratios, such as maximum total leverage, minimum interest coverage and minimum fixed charge coverage.

In December 2002, ASG entered into an amendment to the Credit Agreement that provided, among other things, for an increase in the principal amount of the term B loans by $50 million and consent to the acquisition of Southern Pride. We used the additional borrowing capacity to fund our acquisition of Southern Pride, to make certain payments related to the acquisition, pay related fees and expenses and for general corporate purposes. The assets we acquired are included in the security for the credit facility.

During January 2004, ASG obtained an amendment to its debt covenants at a cost of $0.4 million, which, among other things, adjusted the required leverage ratios as of December 31, 2003 and March 31, 2004 primarily due to adverse surimi prices. During the third quarter of 2003, an adjustment was made to reverse the management bonus accrued through June 30, 2003 of approximately $1.2 million in accordance with certain employment agreements and the Company’s general bonus policy, which require that performance bonuses are not payable for any year in which there is or would be a covenant violation. This amendment and the reversal of the bonuses allowed the Company to maintain compliance with the leverage ratio covenant under the credit agreement.

In October 2004, ASG entered into another amendment to its Credit Agreement that, among other things: (1) permitted the offering of our Senior Discount Notes; (2) provided for guarantees by us and ASG Finance, Inc. of ASG’s obligations under the credit facility and a pledge of our ownership interests in ASG to secure the guarantee; (3) permitted the sale of certain distribution related assets of Southern Pride Catfish Trucking Inc. up to an aggregate fair market value of $7.5 million; (4) amended the required leverage ratio beginning September 30, 2004 and made other covenant modifications to provide necessary covenant relief to us primarily due to recent adverse surimi prices and a decline in the performance of our catfish operations; and (5) excluded certain expenses ASG incurred from the definition of EBITDA (earnings before interest, tax, depreciation and amortization) for our covenant calculations, including the write-off of offering costs of up to $19.0 million related to ASG’s cancelled public IDS offering. As of December 31, 2004, there was $306.1 million of outstanding indebtedness under the credit facility, $27.5 million of an open letter of credit and approximately $31.0 million of unused borrowing capacity under the revolving credit facility.

Officer Loan

On July 2, 2002, ASG loaned $6.0 million to Bernt O. Bodal, our CEO, to finance his purchase of equity interests in ASLP. The interest rate on this loan reset each January 1, April 1, July 1 and October 1 to the prime rate plus 1/2 percent. In October 2004, Mr. Bodal repaid the loan in full in the amount of approximately $6.3 million comprised of principal and interest.

Liquidity and Capital Resources

Overview

Our short-term and long-term liquidity needs arise primarily from: interest payments due on debt which are expected, based on our current capital structure, to be between $31.7 million and $33.2 million for 2005; scheduled principal repayments, including interest added to the Senior Discount Notes, on debt of approximately $26.5 million in 2005, $19.5 million in 2006, $34.1 million in 2007, $30.3 million in 2008, $195.7 million in 2009 and $371.0 million thereafter; potential acquisitions; and working capital requirements arising as a result of the seasonality of our business and as may be needed to support business growth. We expect to fund our liquidity needs primarily with cash generated from operations and, to the extent necessary, through additional borrowings under our revolving line of credit, which matures in 2007.

We conduct all of our operations through our subsidiaries. Our only assets are our investments in ASG Finance (which has no assets) and ASG. As a result, we are wholly dependent on distributions from ASG to meet our debt service obligations. None of our subsidiaries is obligated to make distributions to us, and ASG’s ability to make distributions to us will depend upon its and its subsidiaries’ operating results and is and will be subject to restrictions under the Credit Agreement and the indenture governing ASG’s Senior Subordinated Notes, as well as any future indebtedness incurred by our subsidiaries.

The Credit Agreement does not permit distributions to pay interest on our Senior Discount Notes. ASG’s Senior Subordinated Notes and our Senior Discount Notes mature and are payable in full on April 15, 2010 and November 1, 2011, respectively. Accordingly, we will need to refinance our credit facility at or prior to its maturity on terms that permit distributions sufficient to pay cash interest on the Senior Discount Notes in order to be able to pay such interest when due. In addition, our refinanced credit facility will have to permit distributions sufficient to pay principal on the Senior Discount Notes at maturity, or else we will have to refinance the Senior Discount Notes. We might not be able to refinance the credit facility at such time on such terms, and our ability to do so will depend both on our own operating performance and on the state of credit markets at the time. Our Credit Agreement also requires us to make excess cash flow payments, as defined in the agreement, which reduce the principal balance on the bank term loans and future quarterly principal payments. In the years ended December 31, 2003 and 2004, we made such additional principal payments of $33.4 million and $8.3 million, respectively. In 2002, we did not make any additional principal payments.

The indenture governing ASG’s Senior Subordinated Notes permits distributions only to the extent we meet certain quantitative tests. While we expect to meet those tests for some period of time after cash interest becomes payable on our Senior Discount Notes, this might not be the case and, in any event, we do not expect to meet those tests for long enough or with sufficient margins to be able to pay cash interest on our Senior Discount Notes for the entire paying period. We will also need to refinance the indebtedness under the indenture on terms that permit distributions sufficient to pay cash interest on the Senior Discount Notes and principal at maturity in order to be able to pay all such interest and principal when due. We might not be able to refinance that indebtedness on such terms, and our ability to do so will depend both on our own operating performance and on the state of credit markets at the time.

Historical Cash Flow

Cash flow from operating activities was $68.4 million, $46.5 million, and $94.1 million for 2004, 2003 and 2002, respectively. The increase in 2004 over 2003 was primarily the result of a reduction in non-cash working capital during 2004 primarily due to an increase in collection of accounts receivable as compared to the prior year period, and the sale of larger volumes of inventory held over from the prior year B season as compared to 2003. The decrease in cash flow from operating activities from 2002 to 2003 was due to a net increase in non-cash working capital, excluding the current portion of long-term debt, primarily related to accounts receivable and carry-over at-sea processing inventories.

Cash flow used in investing activities was $10.8 million, $13.6 million and $58.8 million for 2004, 2003 and 2002, respectively. The decrease in 2004 from 2003 was primarily due to the collection of a $6.0 million related party loan from our chief executive officer. This amount was partially offset by our January 2004 purchase of the remaining minority ownership interest in PLC for $1.8 million, a $0.6 million increase in property, vessels and equipment purchases in 2004, and a $1.4 million increase in capital projects in process. The decrease in cash used by investing activities from 2002 to 2003 was related principally to the acquisition of Southern Pride during 2002.

Cash used in financing activities was $61.2 million, $32.8 million and $32.4 million for 2004, 2003, and 2002, respectively. The increase in cash used in financing activities in 2004 over 2003 primarily reflects the cash used to make principal payments on the long-term debt, including the revolving credit facility, and incurring the costs related to the recapitalization transaction. In 2004, this activity was partially offset by the borrowings generated from the issuance of the Senior Discount Notes, net of the distribution of the proceeds of the debt offering. During 2002, our cash flows from financing activities were primarily comprised of net borrowings and net payments of long-term debt, including the revolving credit facility. On April 18, 2002, we repaid all of our existing senior debt and seller notes in the amount of $305.6 million in connection with the ASG April 2002 recapitalization. Concurrently, ASG entered into the credit facility in the amount of $445.0 million, which includes two term loans for $370.0 million and a revolving credit line of $75.0 million, and subordinated notes of $175.0 million. The total amount borrowed on the term loans and Senior Subordinated Notes was $545.0 million, of which $9.5 million had been paid down at December 31, 2002. As a policy, we repay our debt as required by our loan agreements and we pay down our revolving debt to reduce our interest cost and improve our leverage ratio as cash is available from our operating activities.

At December 31, 2004, we had $1.6 million of cash and cash equivalents and $31.0 million available under our revolving credit facility. We believe that the cash we expect to generate from operations and borrowing capabilities under our revolving credit facility will be sufficient to meet our liquidity requirements in the foreseeable future.

Other Factors Impacting Liquidity

Credit Facilities. A significant portion of our credit facilities will mature during the years 2009 to 2011. We may be unable to renew or refinance the credit facilities at that time, or may complete such renewal or refinancing at less favorable terms. If we were unable to renew or refinance our credit facilities, our failure to repay all amounts due on the maturity date would cause a default. See “Risk factors—We may not be able to refinance our credit facility at maturity on favorable terms or at all.”

Foreign Exchange and Other Derivatives Contracts. Our liquidity is impacted by unrealized losses sustained by our portfolio of foreign exchange and other derivatives contracts. A majority of these contracts have been entered into with a financial institution that requires collateralization of unrealized losses sustained by the portfolio of contracts with this financial institution above $17.5 million. At December 31, 2004, collateral against the unrealized losses on contracts in excess of the $17.5 million threshold was $21.4 million, which was satisfied by a standby letter of credit in the amount of $27.5 million.

To mitigate our short-term liquidity risks with respect to these collateralization requirements, from time to time we placed standing orders to forward purchase Japanese yen should the yen strengthen to certain spot rates. During the first six months of 2004, we had three of these standing orders, each with notional amounts of $125 million and maturity dates of July 30, 2004. All of these aforementioned contracts were settled on July 30, 2004 for a net loss of approximately ($1.9) million. During 2004, we entered into a number of foreign exchange contracts to purchase Japanese yen for U.S. dollars with an aggregate notional amount of $512.5 million, exchange rates ranging from 108.75 Japanese yen per U.S. dollar to 104.80 Japanese yen per U.S. dollar and maturity dates between July 30, 2004 and March 30, 2006. These foreign exchange instruments were not designated as hedges so all realized and unrealized gains and losses were recognized in earnings. We sold all of our positions on these contracts or the contracts matured during the year at a net realized gain of $0.1 million.

Cross Currency Interest Rate Swaps. In August 2004, primarily in order to mitigate liquidity risk related to the impact of strengthening Japanese yen on our foreign exchange portfolio and related collateral agreement, we entered into variable to fixed-rate cross currency interest swap contracts with an aggregate notional amount of $75.0 million in anticipation of the completion of the IDS offering and subordinated notes. Under the terms of these contracts, we pay a fixed rate of interest in Japanese yen and receive payments on a variable rate of interest in U.S. dollars based on the three-month LIBOR rate. The objective of these instruments was to reduce our exposure to interest rate risk related to our new credit facility that was to have been in place upon consummation of the IDS offering and subordinated notes, and to provide additional risk management against Japanese currency fluctuations related to our sales to Japan. As these instruments have not been designated as hedges, any unrealized gains and losses resulting from the change in fair value are recognized in our earnings as a component of gain or loss on other derivatives. On September 27, 2004, we terminated one of the cross currency swaps with a notional amount of $15.0 million for a nominal fee. As of December 31, 2004, we were party to cross currency interest swap contracts with an aggregate notional amount of $60 million outstanding. The fair value of these outstanding contracts at December 31, 2004 was an unrealized loss of approximately $6.3 million.

Tax Matters. We and our significant subsidiaries are flow-through entities for income tax purposes. We have been and will continue to be obligated, therefore, to make distributions to our members for the tax liabilities they incur on their allocated portion of our taxable income. More specifically, ASG will make distributions to us in amounts equal to the theoretical tax on ASG’s taxable income (determined without regard to deductions for interest on the notes or other deductions incurred by entities above ASG), which we will in turn distribute to our owners (whether or not such amounts are required by such owners actually to pay taxes on the income that we allocate to them).

Capital Expenditures. Capital expenditures reflected below are additions to property, vessels and equipment that have been placed in service. Capital projects in process will be classified as property, vessels and equipment when completed and placed in service. Such expenditures were funded from cash flows from operations and borrowings under our senior credit facility.

	2002	2003	2004
	(dollars in millions)
Fishing gear	$0.8	$1.1	$2.6
Machinery and equipment	5.2	9.3	7.1
Major scheduled vessel maintenance	2.7	0.3	1.6
Other	0.7	1.6	1.6

Total capital expenditures	9.4	12.3	12.9
Capital projects in process	—	0.4	1.8

Total capital expenditures and capital projects in process	$9.4	$12.7	$14.7

The $0.6 million increase in capital expenditures from 2003 to 2004 was primarily attributable to the timing of major scheduled shipyard maintenance and the purchase of fishing gear. The $1.4 million increase in capital projects in process from 2003 to 2004 was due to the timing of the completion of projects related to our fishing vessels. In addition to capital expenditures, we spent $8.2 million, $8.4 million and $8.0 million on vessel maintenance, which was expensed during the years ended December 31, 2002, 2003 and 2004, respectively.

In 2005 and 2006, we estimate that annual capital expenditures will be $12.0 to $15.0 million.

Debt Covenants

The Credit Agreement requires us to meet certain financial tests, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. In addition, the Credit Agreement contains certain covenants which, among other things, limit the incurrence of additional indebtedness, liens and encumbrances, changes in the nature of our business, investments, dividends and other restricted payments, prepayments of certain indebtedness, certain transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, sales of receivables and other matters customarily restricted in such agreements. Such restrictions could limit our ability to respond to certain market conditions, meet our capital spending program, provide for unanticipated capital investments or take advantage of business opportunities. The indentures governing ASG’s Senior Subordinated Notes and our Senior Discount Notes impose similar restrictions on the operation of our business. But for ASG entering into an amendment to its Credit Agreement in October 2004, our leverage ratio as of December 31, 2004 would have exceeded the level required to remain in compliance with the leverage ratio covenant under the Credit Agreement. The leverage ratio is calculated for purposes of the Credit Agreement based on the ratio of Adjusted EBITDA to outstanding debt (both as defined in the Credit Agreement). See “—Financing Activities.”

Contractual Obligations and Commercial Commitments

The following table provides aggregated information about our contractual obligations as of December 31, 2004 (in thousands):

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt, principal payments only	$677,122	$26,547	$53,623	$225,952	$371,000
Operating leases (1)	15,063	3,764	7,302	3,997	—
Unconditional purchase obligations:
Community development quota and catcher boat commitments (2)	30,330	30,330	—	—	—
Catfish purchases (3)	24,000	3,000	6,000	6,000	9,000
Letters of credit (4)	21,387	2,850	18,537	—	—
Purchase orders	6,752	6,752	—	—	—
Employment and consulting contracts	2,341	1,566	775	—	—

Total contractual cash obligations	$776,995	$74,809	$121,621	$203,565	$377,000

(1)	Includes payments to ASLP for aircraft leases.
(2)	An estimated amount based on the 2005 total allowable catch and allocated quotas.
(3)	Consists of catfish purchases of 5.0 million pounds per year under an agreement with the prior owner of Southern Pride based on a market indexed rate, which was approximately $0.67 per pound at December 31, 2004.
(4)	Letters of credit associated with derivative instruments are allocated between years based on the term of the underlying contract. At December 31, 2004, collateral against the unrealized losses on contracts in excess of the $17.5 million threshold was $21.4 million, which was satisfied by a standby letter of credit in the amount of $27.5 million.

The table above excludes derivative contracts under which we are obligated to net settle the contracts as described in “Note 5—Derivative Financial Instruments” in our consolidated financial statements included elsewhere in this prospectus, because the settlements under these contracts are variable based on the notional amounts and changes in the underlying indices.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates and base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Foreign exchange contracts. We record gains and losses on foreign currency transactions following SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Foreign exchange contracts are used to hedge the variability of future cash flows associated with Japanese yen-denominated sales due to changes in foreign currency exchange rates. The effectiveness of the hedged transactions is measured by changes in spot rates and the gain or loss resulting from the change in time value is recognized currently in earnings. The unrealized gains and losses resulting from the change in spot rates, or the effective portion, are recorded in other comprehensive income. These gains and losses are recognized in revenues when the forecasted sales occur. Gains and losses resulting from all derivative instruments not designated or documented as hedges, and the ineffective portion of hedges, representing the time value component of the contract, are recognized currently in earnings. See “Risk Factors—Our business is subject to Japanese currency fluctuations that could materially adversely affect our financial condition and liquidity.”

Our profitability depends in part on revenues received in Japanese yen as a result of sales in Japan. Japanese sales represented 39.6%, 24.9% and 27.0% of our total revenues in 2002, 2003 and 2004, respectively. A decline in the value of Japanese yen against the U.S. dollar would adversely affect our earnings from sales in Japan. Fluctuations in currency are beyond our control and are unpredictable. From January 1 through December 31, 2002, the value of the dollar decreased by 9.6% against the Japanese yen, from 131.3 Japanese yen per U.S. dollar to 118.6 Japanese yen per U.S. dollar, respectively. In 2003, the value of the dollar decreased by 9.9% against the Japanese yen, from 118.6 Japanese yen per U.S. dollar to 106.9 Japanese yen per U.S. dollar. During 2004, the value of the dollar decreased by 3.9% against the Japanese yen, from 106.9 Japanese yen per U.S. dollar to 102.7 Japanese yen per U.S. dollar. While we conduct hedging activities to mitigate the risk of currency fluctuations, these hedging activities may not be sufficient to provide complete protection against loss and accordingly, any such fluctuations could adversely affect our revenues.

Long-Lived Assets. Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We have no indefinite life intangible assets. Asset groups to be held and used are evaluated for impairment by comparing the carrying amount to the future net cash flows expected to be generated by the asset group. If the carrying amount of the assets exceeds the expected future net cash flows, undiscounted and without interest, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset groups. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill. We assess goodwill for impairment by applying a fair value based test at least annually or on an interim basis if circumstances change or events occur that indicate that goodwill may be impaired. We have no other intangibles with an indefinite life. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is evaluated for impairment by using a two-step process. Step 1 involves determining the fair value of the reporting unit, which is compared to the carrying amount of the reporting unit, including goodwill. If the carrying amount exceeds the fair value, then the goodwill may be impaired and Step 2 is then required. In Step 2, the implied value of the goodwill is determined as the difference between the fair value of the reporting unit and the fair value of its net assets. If the carrying amount of the goodwill exceeds the implied value, an impairment loss is recognized to the extent of the difference. In accordance with SFAS No. 142, we assign goodwill to the reporting units that we expect to benefit from the expected synergies of the business combinations that we have entered into.

Vessel maintenance. A significant portion of our operations take place on our vessels. On January 28, 2000, the purchase of our vessels was part of the total acquisition of our core business. Our vessels were recorded at their estimated fair market values, with approximately 60% categorized as vessel equipment and machinery with an estimated useful life of seven years and approximately 40% as vessel hull with an estimated useful life of twenty-five years. We depreciate these assets on a straight-line basis over their estimated useful lives.

We incur expenses to repair and maintain our vessels. Repairs and ordinary maintenance are expensed as incurred while significant additions and improvements are capitalized. To maintain our Det Norske Veritas class certification, the highest vessel certification in the industry, our vessels must undergo scheduled major shipyard maintenance every three to five years. As a part of this scheduled maintenance, we may also have major vessel components overhauled. The costs for this major shipyard maintenance are capitalized and charged to operations on a pro-rata basis during the period through the next scheduled major shipyard maintenance.

Valuation Accounts. We have three valuation accounts recorded on our balance sheet. The allowance for trade accounts receivables reflects management’s estimate of potential losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. It is our policy to write off accounts as collectibility becomes remote. The allowance for trade accounts receivables balance was approximately $0.7 million and $1.5 million at December 31, 2003 and 2004, respectively. Total bad debt write-offs were $0.1 million, $0.1 million and $0.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. We also had an allowance of $2.0 million and $2.6 million recorded at December 31, 2003 and 2004, respectively, for a receivable due from one of our insurance providers, that filed for bankruptcy in March 2001.

Equity-Based Compensation. Certain of our employees have equity-based compensation arrangements under which they received options to acquire partnership units of ASLP. We follow the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 to account for equity-based compensation. The related compensation cost has been pushed down to our financial statements, and the deferred compensation has been recorded as a contribution from our parent. We determined the amount of equity-based compensation recorded under APB No. 25 based on the excess of the fair value of ASLP’s partnership units above the exercise price of the option on the applicable measurement date, which is generally the date that the number of units subject to the option and the option exercise price are known. All of our equity- based compensation plans are variable, meaning we update our estimate of fair value of the ASLP units and adjust compensation expense each period. Since ASLP’s partnership units are not publicly traded, we estimate their fair value based on current operating results and the historical relationship of these results to the sales price of ASLP’s previous equity offerings, comparable industry information, and our expectations with respect to the sales price of our securities in proposed or contemplated future transactions.

These options were granted with various vesting requirements. Series A options vest over time, and compensation expense is recognized ratably over the vesting period. Series C, D and F options vest based on the achievement of performance targets relating to a specified internal rate of return in connection with (i) an exit or 50% sell-down of its investment by a partner of ASLP, (ii) a deemed exit event that occurs on January 28, 2006, or (iii) a sale of more than 25% of the outstanding partnership interests by such partner, and compensation expense is recognized for these options when achievement of the performance targets is probable. Series E options vest based on the achievement of performance targets relating to specified EBITDA targets, and compensation expense for these options is recognized ratably over the vesting period based on the number of options expected to vest.

In connection with the distribution of the proceeds from the Senior Discount Notes in October 2004, we provided optionholders two alternatives with respect to the treatment of their options. Under the first alternative, all outstanding Series A awards and a portion of the Series C, D and E awards vested immediately prior to the distribution. No Series F awards vested. In addition, in order to compensate for the reduction in value caused by the distribution, we reduced the exercise price of our remaining outstanding unvested Series E and F options to an amount equal to the greater of (i) the current exercise price reduced by the distribution amount on the underlying units or (ii) the fair market value of the units after the distribution, and to make a cash payment by ASLP to holders of the remaining outstanding unvested Series C and D options in an amount equal to the per unit distribution amount for each unit underlying their remaining unvested options.

We offered our optionholders an alternative to the accelerated vesting of their options described above. Those optionholders who elected this alternative received pro-rata vesting of their Series A options based on their service period through the date of the transactions, received vesting on all other options to the extent that they would have received vesting under the acceleration event, and received a reduction in the exercise price on all options that have an exercise price in excess of the fair market value of the units after the distribution to an amount equal to the greater of (i) the current exercise price reduced by the distribution amount on the underlying units or (ii) the fair market value of the underlying units after the distribution. As all of these amendments became effective after the completion of the Senior Discount Notes; optionholders that chose this alternative did not participate in any of the distribution of proceeds from the offering.

The modification and acceleration set forth above, together with compensation expense recognized as equity-based compensation awards vested, resulted in the recognition by us of compensation expense of $2.9 million.

Recently issued accounting pronouncements

Prospective Accounting Pronouncements. The Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (123R), in December 2004. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the fair value of employee awards issued, modified, repurchased or cancelled after implementation, under share-based payment arrangements to be measured as of the date the award is issued, modified, repurchased or cancelled. The resulting cost will then be recognized in the statement of earnings over the service period. Accordingly, if we were to adopt SFAS No. 123R, we anticipate that there would be no effect on the financial statements for options outstanding prior to adoption. As we have no equity securities traded in a public market, we are required to implement SFAS No. 123R using the prospective transition method not later than fiscal 2006.

The FASB issued SFAS No. 151, Inventory Costs–An Amendment of ARB No. 43, Chapter 4 in November 2004. Statement 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the first quarter of fiscal 2006. We are currently evaluating the effect that the adoption of SFAS 151 will have on our financial position and results of operations but do not expect it to be material.

The FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets–An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions in December 2004. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and is required to be adopted by us in the third quarter of fiscal 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have on our financial position and results of operations but do not expect it to be material.

In November 2004, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-13, or EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004. We do not believe that the adoption of EITF 03-13 will have a significant effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Pollock Market Conditions. Each of the products produced from pollock has different pricing characteristics. The price of pollock roe is heavily influenced by the size and condition of roe skeins, color and freshness of the roe and the maturity of the fish caught. Catcher-processors are more likely to produce higher quality roe because they process the fish within hours of being caught, rather than several days later as is the case with inshore processors. In addition, roe prices are influenced by anticipated Russian and U.S. production and Japanese inventory carry-over, because roe is consumed almost exclusively in Japan. The U.S. Bering Sea pollock fishery commonly produces the highest quality roe.

The prices of surimi and fillets are influenced primarily by expected production in the U.S. and Russian pollock fisheries, and other factors such as carry-over inventories and changes in demand. Because surimi and fillet blocks often are composed of the same raw material, the demand for one product can influence the price of the other. Surimi and fillet blocks are also produced utilizing species of fish other than pollock, such as hake or itoyori species. However, due to differences in flesh attributes between pollock and other species, the surimi and block produced from other species are generally not used as substitutes for pollock products and thus have only a modest influence on pollock pricing. Fillet blocks are often supplied by both the U.S. Bering Sea pollock fishery and the Russian fisheries.

In 2002, 2003 and 2004, we harvested an aggregate of approximately 17.9%, 18.7% and 20.1% respectively, of the total allowable catch in the U.S. Bering Sea pollock fishery. We are allocated 16.8% of the directed pollock catch under our Cooperative agreements, and we purchase the right for a period of time to harvest another 0.7% of the directed pollock catch from other vessels in our fishery, bringing us to 17.5% of the directed pollock catch (which is the maximum permitted harvesting allocation of the directed pollock catch by any single entity). Our share of the directed pollock catch represented approximately 15.1% of the total allowable catch. We supplemented our share of the directed pollock catch in 2002, 2003 and 2004 by purchasing approximately 28.0%, 36.0% and 54.0%, respectively, of the community development quota (or 2.8%, 3.6% and 5.4%, respectively, of the total allowable catch) from Alaska Community Development Groups, two of which are equity investors in our company.

Catfish Market Conditions. During the second half of 2003, many of the farmers from whom we purchase catfish increased their prices to levels that jeopardized our ability to maintain satisfactory profit margins in the catfish processing operations. As a result, in September 2003, we closed our catfish processing plant in Demopolis, Alabama for approximately three weeks, after which period the plant resumed full operations. The plant closure involved a layoff of approximately 270 employees, nearly all of whom were rehired on the plant’s reopening. The high fish cost trend has continued and fish costs have been approximately 21.8% higher on a per pound basis during the year ended December 31, 2004 as compared to 2003, which is generally consistent with the industry wide increase of prices paid to catfish farmers. While market prices for our catfish products have improved somewhat in 2004 over the same prior year period, such improvement has not offset the increase in fish costs. See “Risk Factors—Risks Relating to Our Business—If prices at which we purchase catfish remain at high levels or increase, in either case without a proportionate increase in the prices at which we sell our catfish products, our ability to maintain profitability in our catfish processing operations will be adversely affected.”

Foreign Currency, Interest Rate and Commodity Hedging. We are exposed to cash flow and earnings risk from certain changes in the yen foreign currency exchange rate, interest rates and diesel fuel prices. To mitigate the risk related to these factors, we utilize forward currency contracts, cross-currency swaps, interest rate caps and other derivative commodity instruments, principally futures contracts. As of December 31, 2004, we had open foreign exchange contracts maturing through December 30, 2008 with total notional amounts of $627.6 million, including $150.0 million subject to extension agreements.

We have extension agreements to enter into foreign exchange contracts. Two of the extension agreements expire between March 2006 and December 2007 and between September 2006 and March 2008 and would become binding and effective only if the spot rate falls below a pre-specified level (the trigger) on or before December 2005 or March 2006, respectively. If the spot rate does not reach the trigger by December 2005 or March 2006, then neither we nor the counterparty shall have any right or obligation with respect to any of these extension agreements. The trigger for each of these two extension agreements is 99.0 Japanese yen per U.S. dollar and the notional amounts of these extension agreements are $150.0 million. We also had another extension agreement that had similar terms, which was triggered in October 2003 at 110.0 Japanese yen per U.S. dollar for notional amounts of $39.0 million, which were designated and documented as hedges at that time.

At December 31, 2004, we prepared an analysis to determine the sensitivity of our forward foreign exchange contracts to sell Japanese yen, which have total notional amounts of $477.6 million and are staggered over a rolling 48-month timeframe, to changes in exchange rates. A hypothetical adverse Japanese yen exchange rate movement of 1% against our forward foreign exchange contracts would have resulted in a potential loss in fair value of these contracts of approximately $4.3 million. All such losses on these forward foreign exchange contracts would be substantially offset by gains on the underlying Japanese yen sales that we have hedged. We have certain collateralization requirements with a bank representing the majority of these contracts. We are required to post collateral if the market value of our forward foreign exchange contracts drops below a certain level. As of December 31, 2003 and 2004, we had posted a $16.0 million and $27.5 million letter of credit, respectively. In addition, an unconsolidated affiliate deposited $1.5 million as collateral as of December 31, 2003. During 2004, primarily in order to mitigate liquidity risk related to the impact of the strengthening Japanese yen on our foreign exchange portfolio and related collateral agreement, we entered into a number of foreign exchange contracts to purchase Japanese yen for U.S. dollars with an aggregate notional amount of $512.5 million, exchange rates ranging from 108.75 Japanese yen per U.S. dollar to 104.80 Japanese yen per U.S. dollar and maturity dates between July 30, 2004 and March 30, 2006. These foreign exchange instruments were not designated as hedges so all realized and unrealized gains and losses were recognized in earnings. The Company sold all its positions on these contracts or the contracts matured during the year at a net realized gain of $0.1 million.

Prior to the acquisition of our business by Centre Partners in January 28, 2000, Aker RGI ASA, or Aker, the parent of Norway Seafoods, had entered into a currency forward transaction with Sparebanken NOR and a forward transaction with Den norske Bank ASA. On January 28, 2000, in connection with the acquisition of our business, Aker entered into an agreement with us whereby Aker is obligated to pay us all amounts less a nominal fee that Aker receives from Sparebanken NOR or Den norske Bank ASA, and we are obligated to pay Aker all amounts that Aker must pay to Sparebanken NOR or Den norske Bank ASA. Aker also had, as of December 31, 2004, exercisable foreign currency options with Sparebanken NOR with total notional amounts of $20.6 million maturing through July 2005. These options will become forward foreign currency exchange contracts at our election.

We enter into fuel hedges whereby we pay a fixed price per gallon and receive a floating price per gallon with the payments being calculated on a notional gallon amount. Our policy is to hedge approximately 75% of our next 12 month estimated fuel usage and approximately 55% of months 13 through 24 estimated fuel usage. As of December 31, 2004, we had open contracts with terms through October 31, 2006. The objective of the swap agreements is to hedge the variability of future fuel prices. In accordance with our hedging policy in relation to these contracts, we perform periodic assessments of effectiveness on at least a quarterly basis. Based on the results of these analyses, we considered these instruments to be highly effective as of the year ended December 31, 2003 and we recorded an unrealized gain of approximately $1.1 million as a component of accumulated other comprehensive income for this period. We performed this analysis when we entered into fuel contracts in November 2004 and determined that the instruments entered in 2004 were not effective. Accordingly, we recorded an unrealized loss of approximately $0.7 million representing the fair value of these instruments as of December 31, 2004 in the statement of operations as a component of gain or loss on other derivatives.

Interest Rates. The Credit Agreement requires us to hedge the variable interest rate on a portion of the outstanding senior debt to convert such debt to fixed-rate debt. We are required to enter into hedging transactions such that no less than 50% of the aggregate principal amount of the term loans and ASG’s Senior Subordinated Notes is effectively fixed rate debt until June 25, 2005.

We have interest rate caps with aggregate notional amounts of $93.5 million. The cap rate is 5.0% and the variable rate is the U.S. dollar three month LIBOR. As we do not consider these instruments to be effective until the interest rate of the underlying instrument exceeds the cap rate, we record any unrealized gains or losses in the earnings as a component of gain or loss on other derivatives. The fair value of these instruments was, in the aggregate, not material at December 31, 2003 and 2004. The objective of the agreements is to hedge the variability of future cash flows associated with changes in variable interest rates.

In addition to the interest hedges applicable to our senior debt, interest on ASG’s Senior Subordinated Notes and on the Senior Discount Notes have a fixed rate. Approximately 51% and 59% of our total debt effectively has a fixed interest rate or is hedged by interest rate caps as of December 31, 2003 and 2004, respectively. Interest rate changes generally do not affect the market value of floating rate debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant.

INDUSTRY AND REGULATORY OVERVIEW

Overview

According to the Food and Agriculture Organization of the United Nations, or FAO, the worldwide production of seafood, excluding aquatic plants, has increased steadily at a compounded annual growth rate of approximately 4% from approximately 19 million metric tons in 1950 to approximately 133 million metric tons in 2002 and is projected to increase slightly from 2003 to 2010, resulting in large part from increasing world population and continued economic growth in developing countries. In 2002, the supply provided by marine and inland fisheries, or capture fisheries, accounted for approximately 93.2 million metric tons, or approximately 70% of that amount. Worldwide seafood production of capture fish has remained stable in recent years. The growth in worldwide seafood production is primarily related to increased fish farming, or aquaculture. From 1990 to 2002, the amount of seafood produced in aquaculture worldwide grew at a compounded annual growth rate of approximately 10% from approximately 13.1 million metric tons to approximately 39.8 million metric tons.

Due to its higher cost per ton of fish produced, aquaculture is used primarily to produce higher value fish species such as catfish and salmon. Aquaculture is not a cost effective alternative for lower value fish species such as pollock or hake.

Capture Fisheries

The following chart provides a brief overview of the different types of fish categories caught in the wild for human consumption and use in 2002, including the different species of groundfish which we harvest. The table indicates the percentage each species represents of the volume of each category harvested from capture fisheries.

[1]	Represents species each accounting for less than 5% of the volume of finished products produced from capture fisheries.

Source: FAO Fishstat Plus Database, 2004.

In 2002, approximately 15.5 million metric tons of whitefish was produced worldwide. The whitefish category includes groundfish (such as pollock, hake and cod), flatfish (such as sole), and the redfish, bass and conger species groups. From 1990 to 2002, the worldwide production of groundfish has fluctuated between 8.4 million and 11.6 million metric tons. We are the largest harvester and at-sea processor of groundfish in the U.S.

Pollock, the species representing a substantial majority of our harvest, is the most abundant whitefish and groundfish species in the world.

Aquaculture

The following chart provides a brief overview of the different types of fish categories produced by aquaculture in the U.S. in 2002. In 2002, approximately 30% of the seafood produced worldwide was produced in aquaculture. In 2002, according to the FAO, catfish accounted for approximately 58% of the volume of all aquaculture in the U.S., the primary market in which we sell catfish. We are the largest catfish processor in the U.S.

The following table outlines the percentage each segment represents of total U.S. aquaculture production.

Groundfish

Pollock Fisheries

Pollock accounted for 32% of groundfish produced worldwide in 2002, representing 2.7 million metric tons, which is more than any other groundfish species. The two primary global pollock sources are the U.S. Bering Sea pollock fishery, the primary fishery in which we operate, and the Russian fishery in the Sea of Okhotsk. The pollock biomasses in these U.S. and Russian pollock fisheries are independent of one another, with virtually no co-mingling between these stocks. Pollock stocks in the U.S. Bering Sea pollock fishery have remained relatively stable since 1999, while pollock stocks in Russia have experienced a steep decline in recent years. According to TINRO, Wespestad & Ianelli, the Russian fisheries pollock stocks are expected to remain at their current low levels over the next several years, which we believe is attributable to overfishing. As a result, approximately 56% of the pollock produced worldwide in 2002 came from the U.S. Bering Sea pollock fishery, up from 30% in 1999.

Between 2001 and 2004, U.S. pollock quotas have remained relatively stable while Russian pollock quotas have declined. However, the total Russian pollock quota in 2005 increased by 16% from the 2004 level, up to 1,052,250 metric tons. The quota in the Sea of Okhotsk, the primary Russian fishing area, is up compared to 2004 level, by 21%, to 508,000 metric tons.

The map below represents the U.S. Bering Sea pollock fishery and the Russian pollock fishery in the Sea of Okhotsk, our primary competing fishery.

U.S. Pollock Fishery.    According to the Marine Conservation Alliance, the U.S. Bering Sea pollock fishery is one of the healthiest and most responsibly managed fisheries in the world. In contrast to the general world trend of declining groundfish stocks, the U.S. Bering Sea pollock fishery is generally characterized by abundant fish stocks and conservative management. In 2004, the Marine Stewardship Council, or MSC, completed a comprehensive four year review of the U.S. Bering Sea pollock fishery and concluded that the fishery met the MSC criteria for a responsible and sustainably managed fishery. We believe the MSC fishery certification guidelines are among the most rigorous guidelines for fishery management assessment in the world. Since the inception of the MSC review program only eleven fisheries worldwide have received this certification.

The U.S. Bering Sea pollock fishery is highly regulated and only 19 specifically identified catcher-processor vessels, of which we own seven, can participate in the catcher-processor sector of the fishery. Pollock matures relatively quickly, with fish aged three to seven years contributing most significantly to the commercial fisheries. Rapid growth allows a relatively high portion of the pollock biomass to be harvested each year without impacting overall population. According to the National Marine Fisheries Service, the body that conducts pollock stock assessments and recommends sustainable harvest limits in this fishery, approximately 24% of this fishery’s 2005 pollock biomass could have been harvested without causing overfishing to occur. The federal government typically sets harvest limits in the 10% to 20% range, below the levels the National Marine Fisheries Service views as sustainable.

The National Marine Fisheries Service considers the current U.S. Bering Sea pollock population healthy and stable. The National Marine Fisheries Service’s population models for pollock in the U.S. Bering Sea pollock fishery show that between 1993 and 2005, the estimated biomass has averaged approximately 10.7 million metric tons. The following graphic indicates the historical pollock total allowable catch and biomass in the U.S. Bering Sea pollock fishery:

U.S. Bering Sea Pollock Fishery Total Allowable Catch/Biomass

[1]	Source for 1993 to 1998: National Marine Fisheries Service; source for 1999 to 2005: North Pacific Fishery Management Council; Amounts for 1999 and thereafter refer to the total allowable catch for the Eastern Bering Sea only.

[2]	Source for 1993 to 2005: Eastern Bering Sea Walleye Pollock Stock Assessment from Alaska Fisheries Science Center and National Marine Fisheries Service, November 2004.

The pollock fishery in the U.S. Bering Sea is seasonal. The winter or “A” season takes place from January to April and the summer/fall or “B” season runs from June through October. Since 1998, the year the American Fisheries Act was passed, the National Marine Fisheries Services has permitted participants in the U.S. Bering Sea pollock fishery to harvest 40% of the annual quota during the “A” season and the remaining 60% during the “B” season. During the “A” season, spawning pollock produce large quantities of high-value roe, making this season the more profitable one.

Other Groundfish Fisheries

In addition to harvesting and processing pollock, we participate in the catcher-processor and mothership sectors of the U.S. hake fishery and in the catcher-processor and freezer-longlinger sector for the U.S. Bering Sea Pacific cod fishery. In 2002, the U.S. hake and cod fisheries represented approximately 11% and 18% of the worldwide production of hake and cod, respectively. According to the FAO, from 1990 to 2002, the worldwide production of hake has varied from a low of approximately 1.1 million metric tons in 1992 to a high of approximately 1.7 million metric tons in 1996. Worldwide production of cod has dropped considerably over the last two decades (mostly attributable to a decline in Atlantic cod) from approximately 2.6 million metric tons in 1981 to approximately 1.3 million metric tons in 2002. We believe this decrease in cod led to the spike in cod pricing in the early 1990s and the conversion of most fillet customers to lower-priced, relatively more abundant pollock as a primary source of groundfish. Over the past four years, the U.S. Bering Sea Pacific cod quota has increased nearly 10% from 188,000 metric tons in 2001 to 206,000 metric tons in 2005.

Harvesting by catcher-processors in the U.S. hake fishery is conducted on a cooperative basis similar to the system in place for pollock fishing; the mothership sector for hake is conducted on an “Olympic-style” or “open access” basis, meaning that any vessel licensed to operate in the fishery may harvest as much fish as possible until the fishery’s seasonal quota allocation has been reached. Harvesting in the U.S. Pacific cod fishery is Olympic-style but with limited licenses allowed to participate in the fishery.

Groundfish Consumption

Pollock and cod are the first and third, respectively, largest whitefish species in terms of human consumption. There are three primary markets for groundfish products produced for human consumption: Asia, Europe and North America, representing 30%, 39% and 17%, respectively, of the market in 2001. The Japanese use groundfish primarily to produce surimi (a fish protein paste used in products such as imitation lobster and crabmeat), roe and a variety of fresh-fish products. Consumers in Western Europe and the United States generally purchase groundfish in the form of fresh and frozen fillets, products produced from blocks of fillets and headed and gutted fish.

According to the National Fisheries Institute, through 2003 per capita consumption of pollock has experienced stable growth since 1987 at a compounded annual growth rate of approximately 4.2% per annum.

Groundfish Pricing

Each of the products produced from pollock has different pricing characteristics. The price of pollock roe is heavily influenced by the size and condition of roe skeins, color and freshness of the roe and the maturity of the fish caught. Catcher-processors are more likely to produce higher quality roe because they process the fish within hours of being caught, rather than several days later as is the case with inshore processors. In addition, roe prices are influenced by anticipated Russian and U.S. production and Japanese inventory carry-over, because roe is consumed almost exclusively in Japan. The U.S. Bering Sea pollock fishery commonly produces the highest quality roe.

The prices of surimi and fillets are influenced primarily by expected production in the U.S. and Russian pollock fisheries, and other factors such as carry-over inventories and changes in demand. Because surimi and fillet blocks often are composed of the same raw material, the demand for one product can influence the price of the other. Surimi and fillet blocks are also produced utilizing species of fish other than pollock, such as hake or itoyori species. However, due to differences in flesh attributes between pollock and other species, the surimi and block produced from other species are generally not used as substitutes for pollock products and thus have minimal influence on pollock pricing. Fillet blocks are often supplied by both the U.S. Bering Sea pollock fishery and the Russian fisheries.

Pollock Allocation

We operate within a favorable statutory and regulatory environment. The stable nature of the U.S. Bering Sea pollock fishery is partly a function of the regulatory and cooperative structure that governs its activities. The American Fisheries Act specifically identifies the catcher-processor vessels that are eligible to participate in the fishery, prohibits the entry of additional vessels and prohibits any single entity from harvesting more than 17.5% of the annual directed pollock catch.

The Act allocates the total allowable catch of pollock in the U.S. Bering Sea pollock fishery among the following sectors:

•	10% of the total allowable catch is allocated to six Alaska Community Development Groups (mostly native Alaskan villages and their residents) that sell or lease their community development quota to other participants, including us;

•	approximately 3.5% of the total allowable catch is set aside for pollock by-catch in other fisheries;

•	the remaining 86.5% of the total allowable catch (the “directed pollock catch”) is allocated as follows:

•	50% of the directed pollock catch is allocated to catcher-vessels delivering to inshore factories;

•	40% of the directed pollock catch is allocated to catcher-processors, and catcher-vessels that deliver to catcher-processors; and

•	10% of the directed pollock catch is allocated to the catcher-vessels that deliver to at-sea processor vessels called motherships, which do not harvest.

Catcher-processors, such as the vessels we own, harvest and process fish into products, such as roe, fillets and surimi, within hours of catching them, and operate offshore. Catcher-vessels harvest and deliver fish to catcher-processors, motherships and inshore processors for processing. Motherships are at-sea processors which rely on catcher-vessels to harvest and deliver fish to them. Inshore processors operate onshore at fixed-location processing facilities, relying on catcher-vessels to harvest and deliver fish to them.

We own and operate seven of the 19 catcher-processor vessels permitted to participate in the catcher-processor sector of the U.S. Bering Sea pollock fishery. Under the American Fisheries Act, this sector is allocated 40% of the annual directed pollock catch and, by the terms of the Pollock Conservation Cooperative agreement, a contractual arrangement among the seven companies that own the catcher-processors named in the statute, this percentage is further divided and allocated among the Cooperative members (with 3.4% being allocated to catcher-vessels). Within the catcher-processor sector, our allocation for pollock under the Cooperative agreement is nearly 2.5 times larger than that of the second largest Cooperative member.

In 2002, 2003 and 2004, we harvested an aggregate of 17.9%, 18.7% and 20.1%, respectively, of the total allowable catch in the U.S. Bering Sea pollock fishery. We are allocated 16.8% of the directed pollock catch under our Cooperative agreements, and we lease the right to harvest another 0.7% of the directed pollock catch from other vessels in our fishery, bringing us to 17.5% of the directed pollock catch (which is the maximum permitted harvesting allocation of the directed pollock catch by any single entity). Our share of the directed pollock catch represented 15.1% of the total allowable catch. We supplemented our share of the directed pollock catch in 2002, 2003 and 2004 by purchasing approximately 28.0%, 36.0% and 54.0%, respectively, of the community development quota (or 2.8%, 3.6% and 5.4%, respectively, of the total allowable catch) from Alaska Community Development Groups, two of which are equity investors in our company.

Catfish

Catfish production has grown steadily since the earliest commercial production began. According to the FAO, worldwide production of catfish was approximately 843,000 tons in 2002, up from 472,000 tons in 1990, representing an increase of approximately 79% over the last 12 years. Of this amount, approximately 61% came from aquaculture and approximately 39% came from capture fisheries.

A large amount of catfish produced in the U.S. comes from independently owned and operated local family farms. The catfish raised in these farms are typically sold to processors, such as ourselves. We purchase catfish from local farmers and do not own any catfish farms. We are not controlled by or affiliated with catfish farmers or their co-operatives. The catfish is processed into various ready to consume products such as fillets, nuggets and marinated and breaded products.

Prior to 1999, the total amount of catfish imports in the U.S. was insignificant, representing less than 5% of the volume of catfish sold. Beginning in 1999, there was an increase in catfish-like imports from Vietnam. In November 2002, the Department of Commerce, or DOC, made a preliminary ruling that the Vietnamese were selling catfish-like products into the U.S. at unfairly low market prices. The DOC issued its final ruling in July 2003, imposing import duties on Vietnamese catfish and other aquaculture exports.

Worldwide catfish consumption is concentrated in the U.S., Asia, Africa and, to a lesser degree, in Central Europe. There is very little catfish consumption in Western Europe or Japan. According to the National Fisheries Institute, in the U.S., per capita catfish consumption has surpassed cod and is now the second largest selling whitefish behind pollock. According to the National Fisheries Institute, through 2003 U.S. per capita catfish consumption, like pollock consumption, has experienced stable growth since 1990 at a compounded annual growth rate of approximately 3.8% per annum since 1990. The majority of this growth has occurred in aquaculture, the sector in which we operate.

In the U.S., the catfish market has evolved over the last decade from being a regional commodity, locally produced and consumed predominantly in the southern U.S., to a large, commercial aquaculture industry serving major U.S. markets. In 2002, according to the FAO, catfish accounted for approximately 50% of the value and 58% of the volume of all aquaculture in the U.S. The U.S. catfish industry is concentrated in Alabama, the region in which we operate, as well as Mississippi, Arkansas and Louisiana. We are the largest catfish processor in the U.S., processing approximately 100 million pounds of catfish per year.

Catfish harvests are seasonal, following the warm weather-growing cycle of the fish. Farmers prefer to harvest their ponds at the end of the summer, after the period in which the fish experience their maximum weight gain and before the fish enter a period of slower growth during the winter. The harvest slows modestly during November and December due to reduced demand during the holiday season and picks up again in the beginning of the year. This leads to a seasonal abundance of fish between late summer and early winter, the time of year when catfish prices are usually at their lowest.

OUR COMPANY

We are one of the largest integrated seafood companies in the U.S. in terms of revenues. We harvest and process a variety of fish species aboard our sophisticated catcher-processor vessels, our freezer-longliner vessels and at our land-based processing facilities, and market our products to a diverse group of customers in North America, Asia and Europe. In the U.S., we are the largest harvester and at-sea processor of pollock and hake and the largest processor of catfish. Pollock is the world’s highest-volume whitefish harvested for human consumption and accounts for a majority of our revenues. In the U.S., catfish is the basis for a large, commercial aquaculture industry serving major U.S. markets, and according to the FAO, catfish accounted for approximately 50% of the value of all aquaculture in the U.S. in 2002. In addition, we harvest and/or process additional seafood, including cod, scallops and yellowfin sole. We maintain an international marketing network through our U.S., Japan and European offices and have developed long-term relationships with our U.S. and international customer base.

We operate in two principal operating segments, at-sea processing and land-based processing. The at-sea processing segment includes the harvesting and processing of pollock, cod, hake and yellowfin sole on our vessels while at sea. The land-based processing segment includes the processing of pollock, cod, catfish and scallops at our facilities in Alabama and Massachusetts.

We own and operate a premier modern fleet of seven catcher-processor vessels, which average over 300 feet in length and carry crews of 90 to 125 persons. Our catcher-processors are capable of producing between 110 and 150 metric tons of frozen finished product daily. We produce a variety of products at sea, such as pollock roe (fish eggs), surimi (a fish protein paste used in products such as imitation lobster and crabmeat), fillet blocks, headed and gutted fish and fishmeal.

We own and operate three freezer-longliners, ranging in length from approximately 125 to 140 feet. We acquired the longliners in late 2001 and have since made extensive capital improvements upon all three vessels to increase their operational efficiency. These vessels carry an average of 20 crew members and operate in the U.S. Bering Sea/Aleutian Islands Pacific cod fishery, producing headed and gutted cod sold primarily in the European, Asian and North American markets.

We harvest pollock primarily in the U.S. Bering Sea pollock fishery. According to the Marine Conservation Alliance, this fishery is among the largest and most conservatively managed in the world. In 2004, the Marine Stewardship Council, or MSC, completed a comprehensive four year review of the U.S. Bering Sea pollock fishery and concluded that this fishery met the rigorous MSC criteria as a responsible and sustainably managed fishery. We benefit from the favorable regulatory system that governs pollock fishing in these waters. Under U.S. federal law, the fishery is subject to total allowable catch limitations, quota allocations among the different sectors of participants in the fishery, and rules that give exclusive harvesting rights to specifically identified vessels, with the result that any potential new competitors face significant barriers to entry. We own and operate seven of the 19 catcher-processor vessels permitted to participate in the catcher-processor sector of the fishery. Under the American Fisheries Act, this sector is allocated 40% of the annual directed pollock catch (with 3.4% being allocated to catcher-vessels that deliver to the catch-processors) and, by the terms of the Pollock Conservation Cooperative agreement, a contractual arrangement among the seven companies that own the catcher-processors named in the statute, this percentage is further divided and allocated among the Cooperative members. Within the catcher-processor sector, our allocation for pollock under the Cooperative agreement is nearly 2.5 times larger than that of the second largest Cooperative member.

The U.S. Pacific cod fishery is subject to total allowable catch limitations and quota allocation among the three primary sectors of participants in the fishery: community development quota groups, the fixed gear and the trawl sectors. We participate in the trawl sector with our catcher-processors and participate in the fixed gear sector with our freezer-longliners. Of the total quota, 51% is allocated to the fixed gear sector and of that portion,

80% is allocated to the freezer-longliners. A license limitation program is being enacted and it is expected that there will be 40 to 44 licenses issued to freezer-longliners once the program is finalized. Further efforts to rationalize the cod fishery, such as implementing individual quotas, are currently in process.

We own and operate two catfish processing facilities in Alabama. We purchase catfish from local farmers and do not own any of the catfish farms. We are not controlled by or affiliated with catfish farmers or their co-operatives. We distribute fresh and frozen catfish products to both retailers and foodservice customers throughout several regions in the U.S. In addition, we conduct land-based processing operations at our facility in Massachusetts, where we manufacture products such as breaded seafood portions, fillets and scallops. We distribute these fresh and frozen seafood products to retailers and foodservice customers throughout the U.S.

Competitive Strengths

Abundant, Stable Pollock Fishery

Our pollock harvesting operations target the U.S. Bering Sea pollock fishery, which, according to the Marine Conservation Alliance, is one of the healthiest and most responsibly managed fisheries in the world. Under federal law, the National Marine Fisheries Service is directed to set the total allowable catch at a level that ensures a healthy, abundant resource. The total allowable catch for pollock in the U.S. Bering Sea pollock fishery has grown from 1,139,000 metric tons in 2000 to 1,478,500 metric tons in 2005.

According to the National Marine Fisheries Service, the biomass for pollock stocks in the U.S. Bering Sea pollock fishery has remained relatively stable and averaged approximately 10.7 million metric tons between 1993 and 2005. Although a recent NMFS report indicated a decline in the biomass of pollock, we believe that the total allowable catch in this fishery will not fluctuate significantly for the next several years. In contrast, the Russian pollock fishery, our primary competing fishery, has recently experienced significant declines in its biomass and total catch.

Between 2001 and 2004, U.S. pollock quotas were relatively stable while Russian pollock quotas were in decline. However, the total Russian pollock quota in 2005 increased by 16% from the 2004 level, up to 1,052,250 metric tons. The quota in the Sea of Okhotsk, the primary Russian fishing area, is up compared to the 2004 level, by 21%, to 508,000 metric tons. We believe that the stability of our fishery will afford us an advantage over our competitors who harvest pollock fisheries with dramatic fluctuations and below average quota levels.

Attractive Regulatory Environment; Barriers to Entry

We operate within a favorable statutory and regulatory environment primarily designed to ensure the long-term stability of the pollock biomass. The U.S. Congress in October 1998 enacted the American Fisheries Act, which provides us with the following key competitive benefits:

•	It ensures the catcher-processor sector in which we operate 40% of the annual directed pollock catch in the U.S. Bering Sea pollock fishery (with 36.6% being allocated to 19 catcher-processor vessels and 3.4% being allocated to catcher-vessels).

•	It creates a significant barrier to entry because participation in the catcher-processor sector of our fishery is limited to 19 specifically named catcher-processor vessels, of which we own seven.

•	It has facilitated the formation of the Pollock Conservation Cooperative, which allocates a fixed portion of the annual directed pollock catch to us, enabling us to increase the predictability and efficiency of our operations.

Efficient Large-Scale Operator

As one of the largest integrated seafood companies in the U.S., we believe that the scale and efficiency of our harvesting and processing operations, combined with the breadth of our marketing activities, give us substantial competitive advantages. We own and operate seven catcher-processors, the largest fleet of catcher-processors in the U.S. Bering Sea pollock fishery. In 2004, our fleet included the industry’s top five catcher-processors in terms of metric tons harvested. Each of our catcher-processors is a floating factory, averaging in excess of 300 feet in length and carrying a 90 to 125 person crew.

Our catcher-processors are capable of producing between 110 and 150 metric tons of frozen finished product daily and have flexible manufacturing platforms that enable them to operate both fillet and surimi production lines, giving us the ability to readily shift production based on current market demand and to mitigate pricing volatility. Each vessel is also equipped with an integrated computer system enabling constant communication among vessels, the corporate office and our sales representatives, and real-time response to shifts in market demand. We have been able to improve our average pollock flesh recovery rate from approximately 17% in 1997 to over 24% in 2004. In addition, we believe that our size enables us to negotiate more favorable transportation rates and fuel contracts.

Catfish Processor Leader

We are the largest catfish processor in the U.S., processing approximately 100 million pounds of catfish per year in our two Alabama facilities, which represents a leading market share in the catfish processing sector of over 16%. Our catfish sales and marketing operations include a network of approximately 40 brokers capable of delivering fresh and frozen catfish products to both foodservice and retail customers throughout several regions in the U.S. We have relationships with approximately two hundred catfish farmers, most of whom run small farms in Alabama located close to our processing facilities. We operate our own harvest and live-haul departments, the largest in the nation.

Strong Customer Relationships and Distribution Network

We have established long-standing relationships with many customers worldwide. In 2004, our largest customer accounted for approximately 6% of our total revenues. Our customer base includes industrial importers, foodservice distributors, food retailers, restaurant chains and reprocessing companies. We have established close relationships with major Japanese end-users. In the U.S., we have established long-term customer relationships, including multi-year or multi-season supply contracts with some of the largest U.S. pollock deepskin/block customers. As a result of our worldwide operating scale, we believe we have formed good relationships with major international transporters and distributors. Our logistics team continually evaluates shipping and storage alternatives in an effort to maintain the most cost-efficient and reliable logistical system available.

Experienced Management Team

Our senior management team has extensive experience in fishing and related industries. Our Chairman and CEO has worked in the fishing industry for over 30 years and our senior management team members average more than 15 years of industry experience. In addition, we have an experienced group of operational managers and vessel managers throughout our organization.

Business Strategy

Over the past decade, we have become one of the largest integrated seafood companies in the U.S. Today, we are committed to building on our existing harvesting, processing and marketing platforms.

The primary components of our business strategy include the following:

Maximize Pollock Revenues

Our pollock harvesting and at-sea processing operations provide a majority of our revenues. Our strategy to maximize pollock revenues includes:

•	Maximize access to pollock resources. Over the last three years, we have increased our share of the total allowable catch in the U.S. Bering Sea pollock fishery by approximately 12%, largely through increasing our purchases of community development quota from Alaska Community Development Groups. Between 1999 and 2004 our purchase of community development quota increased from 5.0% to 50.0% of the total community development quota. We will continue working to maximize our share of the total allowable catch within the applicable regulatory framework.

•	Optimize product mix to maximize profitability. We will continue our efforts to maximize revenues by optimizing product mix based on global demand and pricing. Each of our vessels is staffed with production managers who coordinate continuously with our marketing department to schedule production between blocks and surimi to optimize product mix and maximize our profitability.

Continue to Diversify Sources of Revenues

We generate most of our revenues from at-sea processing, primarily comprised of pollock-based products. In addition, we participate in a number of other fisheries, such as the hake, cod and yellowfin sole fisheries. We plan to continue expanding our operations in these and other fisheries. With our Southern Pride and Pacific Longline Company acquisitions, we became both the largest catfish processor in the U.S. and a participant in the cod freezer-longliner sector and therefore have significant market positions in pollock, catfish and cod, the top three whitefish species in terms of U.S. human consumption. In addition, we have state of the art processing facilities to produce scallops, a market we entered into in 2001.

Leverage International Marketing Network

We are currently expanding our presence in worldwide seafood markets, with a particular focus on the Asian and European markets, to increase and diversify our customer base and global seafood market share. We have expanded our Japanese office in an effort to increase direct distribution to end-users and to gain an entryway into growing markets such as South Korea and China. We expect that over time, increasing local market presence in Asia will help maintain price stability through long-term contracts, improve production planning, strengthen customer relationships and provide us with marketing and sales advantages. Additionally, we believe that a strong local market presence will provide us with an opportunity to introduce new species and product forms into the Asian market and enhance relationships with distributors in Japan. In 2001, we established a sales office in Denmark to serve the growing European market for pollock block, which in the past has been supplied primarily with Russian pollock. With Russian pollock stocks expected to remain at below average levels in the near term, we believe that our access to pollock resources in the U.S. Bering Sea pollock fishery will provide us with a competitive advantage in implementing our strategy to increase our presence in Europe. Seafood sales to customers in Europe increased from 2.1% of total revenues in 1999 to 16.0% of total revenues in 2004.

Pursue Strategic Acquisitions

We intend to evaluate and selectively pursue accretive opportunities that we believe are strategically important based on their potential to diversify our product and customer base, broaden our distribution network and increase our cash flow.

Products

There are three steps in preparing pollock for retail sale: harvesting, primary processing and secondary processing. At-sea catcher-processor vessels harvest fish and conduct primary processing to produce products such as fillets, surimi and roe. These products are further refined and packaged for retail sale by secondary processing companies in the United States, Asia (mainly Japan) and Europe, which produce products such as breaded seafood portions, imitation crabmeat and fish sticks.

The sale of pollock roe is our highest margin business. The fish we catch (after extraction of roe, if applicable) is either processed into surimi or fillet blocks. Each fish is first filleted and incremental flesh is removed from the carcass and sent to the surimi line. The fillets are then either inspected and frozen in block form, or minced and used to produce surimi. The manufacturing processes for surimi and fillet blocks generate different quantities of salable product from each fish.

We process fish into the following products:

At-sea processing segment:

•	Roe. Roe is extracted from spawning fish, which are harvested primarily during the winter and spring. Egg sacs are sorted by size and quality and frozen on the vessels. The egg sacs are then salted and dyed by processors in Asia for sale to consumers. We produce roe primarily from pollock and to a lesser extent from cod. We sell roe primarily to large Japanese importers.

•	Block. We produce different types of block products such as skinless, boneless, pin bone out, pin bone in, deepskin and minced blocks. The frozen blocks are cut into different sizes, shapes and weights by our secondary processing operations for conversion into products such as breaded and battered fish sticks and fillets. We sell block produced from pollock, hake and cod. We sell most of our block products to foodservice customers, restaurant chains, retailers or large scale secondary processors in Asia, Europe and North America, including to our land-based processing affiliates.

•	Surimi. Surimi is a tasteless fish paste used as the primary protein in numerous Asian dishes and, to a lesser extent in Europe and the U.S. We produce surimi from pollock and hake. We sell surimi as a commodity to importers and large-scale distributors, who then sell it to processors as a raw ingredient. Outside of Japan, the most recognized surimi products are imitation crab, shrimp, scallops and other similar products. Over 1,000 different products are made from surimi.

•	Fishmeal. Fishmeal is produced from fish by-products, primarily frames, guts and heads of pollock, hake and yellowfin sole. We sell fishmeal primarily in China, Taiwan and Japan, where it is used as the main ingredient in aquaculture feeds.

•	Other. We produce headed and gutted fish from cod and yellowfin sole and sell those products primarily to secondary processors in China for conversion into individual skinless, boneless fillets.

Land-based processing segment:

•	Fresh. We sell fresh catfish and scallops. Catfish is sold to foodservice customers and retailers in the U.S. Fresh scallops are sold in bagged form to wholesalers and high-end restaurants in the U.S.

•	Individually Quick Frozen. Individually quick frozen products are skinless fillets or scallops frozen into individual portions rather than blocks. The individually quick frozen portions are of various sizes and are processed for conversion into “center of the plate” and breaded and battered products. Most of our individually quick frozen products are produced from catfish and scallops. We sell most of our individually quick frozen products to foodservice customers and retailers in the U.S.

Our product sales value in dollars and as a percentage of total sales including intersegment sales, broken out by product type and geographic region for 2003 and 2004, in our at-sea processing segment are as follows:

	2003		2004
	Amount of Sales	Percent of Total Sales	Amount of Sales	Percent of Total Sales
	(in millions other than percentages)
Roe	$85.1	33.5%	$86.9	30.1%
Block	98.3	38.7	112.2	38.8
Surimi	54.2	21.3	74.3	25.7
Fishmeal	10.3	4.1	12.2	4.2
Other	6.2	2.4	3.5	1.2

Total	$254.1	100.0%	$289.1	100.0%

	2003		2004
	Amount of Sales	Percent of Total Sales	Amount of Sales	Percent of Total Sales
	(in millions other than percentages)
North America	$56.9	22.4%	$50.3	17.4%
Japan	102.0	40.1	124.1	42.9
Europe	55.9	22.0	68.8	23.8
Asia (other than Japan)	39.3	15.5	45.9	15.9

Total	$254.1	100.0%	$289.1	100.0%

Our product sales value in dollars and as a percentage of total sales including intersegment sales, broken out by product type and geographic region for 2003 and 2004, in our land-based processing segment are as follows:

	2003		2004
	Amount of Sales	Percent of Total Sales	Amount of Sales	Percent of Total Sales
	(in millions other than percentages)
Individually fresh frozen	$124.2	68.4%	$133.6	68.1%
Fresh	57.3	31.6	62.5	31.9

Total	$181.5	100.0%	$196.1	100.0%

	2003		2004
	Amount of Sales	Percent of Total Sales	Amount of Sales	Percent of Total Sales
	(in millions other than percentages)
North America	$175.6	96.7%	$188.6	96.2%
Europe	3.6	2.0	3.8	1.9
Asia (other than Japan)	2.3	1.3	3.7	1.9

Total	$181.5	100.0%	$196.1	100.0%

We are continually designing and employing new factory technologies. We employ a full time technical engineer who investigates and designs processing factory improvements. We seek to increase the value of the products produced aboard our vessels and to reduce labor and associated costs wherever possible. One example of these efforts is a patented machine that successfully takes the fish head (which previously went entirely to fishmeal) and removes a relatively large section of meat used for higher-value surimi or minced products. We are also investigating new technology that will grade fillets automatically with the use of computers and scanners and that could potentially reduce our labor costs.

Sales, Marketing and Distribution

Overview

We have an international marketing network with offices in the United States, Japan and Denmark. We market, sell and distribute products for two distinct types of customers: the industrial market and the foodservice/retail market. The products we produce through primary processing on board our catcher-processor vessels are sold as a raw material into the industrial market and used by our customers to produce ready to consume end products. The products we produce through secondary processing at our facility in Massachusetts and at our catfish facilities in Alabama are sold in a ready to consume format to the foodservice/retail markets.

In 2004, industrial customers and foodservice/retail customers comprised approximately 58% and 42% of our revenues, respectively. Our industrial sales force consists of sales representatives and brokers targeting an international group of customers primarily in Asia, Europe and North America regions. Our foodservice and retail sales and marketing operations include a network of approximately 40 brokers throughout the U.S. This network sells and distributes on average in excess of one million pounds of processed, ready to consume catfish, scallops and breaded pollock or cod per week.

The opening of our Copenhagen, Denmark office in 2001 reflects our strategy to build a long-term presence in the European markets that will enable us to capitalize on seafood consumption growth trends in previously underserved markets such as France, Spain, Italy and Germany. In addition, we have expanded our Japanese office in an effort to increase direct distribution to end-users and to gain an entryway into growing markets such as South Korea and China.

In 2004, the MSC completed a comprehensive four year review of the U.S. Bering Sea pollock fishery and concluded that it met the rigorous MSC criteria for a responsible and sustainably managed fishery. The MSC certification allows us to use the MSC ecolabel on our products. Products displaying the MSC ecolabel assure buyers and consumers that the seafood they purchase come from a responsible and sustainably managed fishery.

Industrial Market

Our primary processing operations focus on products used as raw materials by secondary processors serving end markets throughout the world. We harvest, manufacture and market frozen at-sea products from the Bering Sea and North Pacific. The products produced onboard our catcher-processors and freezer-longliners are specifically made for industrial processors that convert the frozen fillet blocks, headed and gutted fish and surimi products into breaded portions, individual fillets and surimi-based products like imitation crab meat. Roe is salted and dyed by processors in Asia for sale to consumers. Roe is sold to consumers as fresh or frozen whole skeins, or as bags of eggs removed from the skeins. The whole skeins are considered a high-end gourmet food product and are used for gift giving in Japan. We develop annual marketing and sales plans for our products based on anticipated demand and market pricing. We review these plans continuously and, if necessary, adjust them during the season. Because most of our vessels can easily switch between producing surimi and fillet blocks, during each season we constantly monitor and adjust the product mix to meet market demand.

Depending on the product and customer, we negotiate either seasonal or long-term contracts. We have traditionally entered into revolving arrangements in which several larger customers commit to purchase all surimi produced on a specific vessel. Prior to each fishing season, we typically enter into sales commitments for 70% to 90% of our expected production. Final pricing usually occurs during the season or shortly thereafter, based on general pricing in the market. Over the years, we have built good relationships with our core customer base.

We generally sell our pollock roe through a combination of direct sales and silent auctions to Japanese industrial customers. Prior to the commencement of the pollock “A” season, we frequently enter into agreements to sell a specified percentage of the roe production from certain vessels to particular customers. In 2004, that percentage was 50% for each of our vessels. Under these agreements, the final sales price for the roe sold to the customers is generally identical to the price at which the remainder of the vessels’ production is sold at auction. Depending on the quantity of production, the roe of the pollock “B” season is sold through a similar procedure, entirely by auction or through direct negotiated sales with major customers.

Through our brand names “Pride of the Sea,” “American Pride” and “Southern Pride Catfish,” we are a well recognized supplier of industrial and secondarily processed products, and we maintain a strong market position in Japan, the United States, parts of Europe and parts of Asia.

Foodservice and Retail Markets

We focus on selling, marketing and distributing seafood products produced in our three secondary processing facilities to the foodservice and retail channels utilizing our own scalable distribution system and a national broker network. We market products such as breaded portions, fresh and frozen fillets, fresh and frozen sea scallops, and single serve portions under our national brands “American Pride,” “Frionor” and “Southern Pride Catfish,” as well as under private label brands. The majority of our sales are in the foodservice channel and about one third of our products are sold retail through either seafood specialty shops, grocery or club stores. We increased the retail presence of our products through a recent licensing arrangement with the Walt Disney Company pursuant to which we are offering co-branded frozen seafood products direct to consumers. We market sea scallops in the retail grocery channel under the “Bayside Bistro” and private label brands. Additionally, we intend to capitalize on an industry trend toward fresh and chilled seafood by developing strategic alliances with seafood distributors to supply fresh and chilled seafood, primarily to the seafood counters of retail grocery and club stores. Product mix is about  2/3 frozen and  1/3 fresh. Approximately 45% of our foodservice and retail products are delivered through our own fleet of trucks.

We are increasingly emphasizing direct selling, particularly to national restaurant chains in the growth segments of the foodservice industry. We focus our marketing efforts on a consultative selling approach featuring culinary and resource support that assists customers to develop their seafood businesses. We complement our marketing efforts by developing innovative high quality products that also solve specific customers’ challenges, such as scarce labor and food safety.

Customers

We have established long-term relationships with a number of key customers worldwide. Our customer base includes industrial importers, foodservice distributors, food retailers, restaurants and reprocessing companies.

For surimi and roe products, our customers have primarily been Japanese and South Korean importers and large scale distributors. Over the past few years, we have focused on broadening our customer base and have been building closer relationships directly with key Japanese food manufacturers. We have recently penetrated the growing European surimi market, particularly in France and Spain. The headed and gutted cod product produced aboard our freezer-longliners are primarily sold in the European, Asian and North American markets.

The United States is our primary market for pollock deepskin blocks and catfish products. For pollock deepskin product, we have established long-term customer relationships, including multi-year or multi-season supply contracts with three of the largest U.S. pollock deepskin customers. Our catfish products are sold to a diversified customer base made up of retail, foodservice and specialty seafood distributors.

With the lower than average levels of Russian pollock supply, we have increased production of pin bone out, pin bone in and minced pollock blocks to capture additional European market share. In addition to the United States, Europe is a primary market for these products. The growth in European block demand led to the establishment of our European office in Copenhagen, Denmark, which leverages our existing relationships with broker alliances.

The table below lists alphabetically our 15 largest customers by revenues in our at-sea processing segment in 2004:

Customer	At-Sea Processing Product	Market Segment	Country
Frozen Fish International	Pollock block, deepskin/mince	Retail manufacturer/foodservice	Germany
Gortons of Gloucester	Pollock block, deepskin/mince	Retail manufacturer/foodservice	USA
Hohsui Corporation	Roe	Importer	Japan
Jeka Fish Int	Cod block	Importer/manufacturer	Denmark
Kamerycah Inc.	Roe	Importer	Japan
Kibun Foods USA Inc.	Surimi	Importer/retail manufacturer	Japan
Matsuoka Co. Ltd.	Surimi/roe	Importer	Japan
Nichimo Company Ltd.	Surimi/roe	Importer/retail manufacturer	Japan
Ocean Resource Macao Commercial Offshore	Fishmeal	Importer/manufacturer	China
Osaka Uoichiba Co Ltd.	Surimi/roe	Importer	Japan
Peter Pan Seafoods Inc.	Pollock & Hake surimi	Importer/retail manufacturer	Japan, USA
Pickenpack Hussmann & Hahn	Pollock block, deepskin/mince	Retail manufacturer/foodservice	Germany
Samho America Inc.	Roe	Foodservice-quick service restaurants	Korea
Tokai Denpun	Surimi/roe, fishmeal	Importer	Japan
Youngs Bluecrest SFD	Pollock block, deepskin/mince	Retail manufacturer	United Kingdom

The table below lists alphabetically our 15 largest customers by revenues in our land-based processing segment in 2004:

Customer	Land-Based Processing Product	Market Segment	Country
Atlantic Cape Fisheries	Fresh & Frozen Scallops	Processor	USA
Ben E Keith	Frozen Catfish, Scallops	Foodservice Distributor	USA
Costco Wholesale	Frozen Scallops	Club Store	USA
Dot Foods	Frozen Catfish	Distributor	USA
Long John Silver	Processed fish	Restaurant	USA
Midway Distributors	Fresh & Frozen Catfish	Foodservice Distributor	USA
National 1	Frozen Scallops	Processor/distributor	France
North America ImEx	Fresh Scallops	Exporter	USA
Schnucks Market	Fresh & Frozen Catfish	Retailer	USA
Seacliff Seafoods	Fresh & Frozen Catfish	Retail Distributor	USA
Star Fisheries	Fresh & Frozen Catfish	Retail Distributor	USA
Sysco Corporation (all divisions)	Fresh & Frozen Catfish, Scallops	Foodservice Distributor	USA
Tampa Bay Fisheries	Fresh Catfish	Processor	USA
US Foodservice	Frozen Catfish, Scallops	Foodservice Distributor	USA
Winn Dixie	Fresh Catfish, Frozen Scallops	Retailer	USA

In 2004, our largest customer accounted for approximately 6% of our total revenues.

In the first quarter of 2005, Winn Dixie filed for bankruptcy protection in the U.S. As a result, we expect to record a charge to earnings of up to $1.0 million related to 2005 sales in the first quarter of 2005. During 2004, Winn Dixie represented less than 1% of our total revenues.

Operations

At-sea processing

Harvesting operations. Our catcher-processor vessel captain and fishmaster utilize highly sophisticated fish finding technology to identify the size of the fish and the location and density of the school, allowing the vessels to optimize the catch and resource value. Once the fishmaster identifies a fishing area, a mid-water trawl net, which includes cone-shaped nets, is towed behind the vessel. The fishing captain monitors the catch sensors attached along the portion of the net that holds the fish. When the optimal catch level is reached and the net is wound in, the fish are immediately dropped into tanks to await processing.

Aboard our freezer-longliners, we harvest cod using several long lines with baited hooks, which are released from the vessel and weighted on one end to allow the baited hooks to float in mid water. This method of fishing allows us to realize an optimal finish fish product that translates into higher market prices for the longline cod products.

Processing operations. Within hours, harvested fish are converted into primary processed products utilizing highly automated, continuous production processes. In the first phase of processing, fish are released from the holding tanks onto a conveyer, sorted according to size and diverted into hoppers at the head of one of the several processing lines. Headed and gutted pollock are run through an additional line which extracts roe skeins intact. These skeins are weighed, graded, packaged in groups according to grade and frozen. Fish that have been headed and gutted are either frozen as-is or filleted for conversion into either surimi or frozen fillets.

Shipping and cold storage logistics. We have established relationships with shipping agents throughout Europe and Asia to take advantage of favorable distribution and cold storage rates and service, and we have secured cold storage space in the U.S., Canada, Europe and South Korea to ensure timely delivery of quality products at the most cost efficient rate. Also, through our integrated structure, our harvesting operations utilize the cold storage facility of our secondary processing operations for East Coast shipments, further reducing storage costs.

Land-based processing products

Catfish. The catfish we buy are raised in ponds by independent catfish farmers with whom we have contractual relationships. Prior to harvesting catfish, sample fish are tested. They are loaded into baskets and then placed in our aerated tank trucks for live shipment to our processing plants. Unlike a large number of our competitors that depend on farmers to deliver catfish to their plants, we operate our own in-house harvest and live-haul departments, the largest in the nation. Prior to the trucks being unloaded into our plant, sample fish are again tested. At the plant, live catfish are transferred from aerated trucks to the processing lines. The catfish are cleaned, processed, and placed on ice or frozen using an individually quick-frozen method that preserves the taste and quality of the catfish. The frozen catfish can also be breaded and battered. The processing lines and the production processes are highly automated and generally similar to those onboard our catcher-processor vessels, with the exception of some secondary processing operations.

Breaded and battered operations. Pollock is the primary whitefish used in low cost, breaded and battered fish products for the foodservice and frozen product markets. We convert raw fish blocks, primarily pollock blocks produced by our harvesting operations, into market ready, frozen, cut or formed, breaded and battered portions. Our products include raw breaded, pre-cooked, batter fried, glazed and dusted products.

Scallop processing operations. We operate a state-of-the-art wet-fish processing facility focused primarily on grading and processing scallops. We purchase scallops from scallop harvesters. Scallops are graded by size and quality and processed into either premium or standard products. We utilize industry leading processing equipment and food technology in the production of our scallops which significantly reduce production time and manual labor.

Vessels and Facilities

We own and operate the largest fleet, consisting of seven vessels, within the catcher-processor sector of the U.S. Bering Sea pollock fishery. Our catcher-processor vessels range in length from approximately 260 to 340 feet, generate between 6,500 and 10,000 horsepower in their main engines (allowing the vessels to operate under extreme sea conditions) and each carry between 90 to 125 crew members. Each of our catcher-processors meets the rigorous seaworthiness requirements of Det Norske Veritas, the highest vessel classification standard in the world. The catcher-processors targeting pollock have the capability to produce between 110 metric tons and 150 metric tons of frozen product daily and can harvest approximately 100 metric tons of fish per haul. An appraisal conducted in 2002 estimated that our fleet has a value of $290 million and replacement cost of approximately $545.0 million.

We own and operate three freezer-longliners in the fixed gear sector of the U.S. Bearing Sea Pacific cod fishery, ranging in length from approximately 125 to 140 feet. Our freezer-longliners are coast guard inspected each year and are maintained under similar rigorous maintenance standards as our catcher-processors. These vessels carry an average of 20 crew members and operate in the U.S. Bering Sea/Aleutian Islands Pacific cod fishery, producing headed and gutted cod that is sold primarily in the European, Asian and North American markets.

Between 1996 and 1998, we made significant investments on our catcher-processor vessels immediately following their acquisition. Because of this previous capital investment, our annual capital expenditures are primarily made only to maintain our vessels at their current state-of-the-art condition. Our entire fleet is currently equipped with highly sophisticated instruments and we do not believe that any significant further capital expenditure is required to maintain the level of performance of our vessels. Within the pollock fishery, we believe that ours is the only catcher-processor fleet with significant incremental capacity. Each vessel is equipped with highly sophisticated instruments and equipment such as fish finding technology to locate schools of the targeted species, cod ends (nets) with volume sensors and an integrated computer system enabling constant, real-time communication between each vessel and the corporate office. Our port engineers oversee the maintenance of each vessel to help ensure deployment of fit vessels for every fishing trip. Our fleet consists of the following vessels:

Vessel	Vessel type	Built	Length (feet)
American Dynasty	Catcher-Processor	1989	272
American Triumph	Catcher-Processor	1991	285
Deep Pacific	Freezer-Longliner	1991	125
Katie Ann	Catcher-Processor	1986	295
Lilli Ann	Freezer-Longliner	1991	141
North Cape	Freezer-Longliner	1989	123
Northern Eagle	Catcher-Processor	1988	341
Northern Hawk	Catcher-Processor	1991	341
Northern Jaeger	Catcher-Processor	1991	336
Ocean Rover	Catcher-Processor	1990	256
American Challenger(1)	Catcher-Vessel	1992	106

(1)	Represents a vessel that is listed as a catcher-vessel in the American Fisheries Act and therefore may not process pollock in the U.S. Bering Sea pollock fishery. We do not operate this vessel.

All of our vessels targeting pollock are equipped with both surimi and fillet lines and fishmeal plants. Within hours, these flexible factory platforms can shift production plans between surimi and block products, allowing us to control daily output to meet changing market demands.

We own and operate two catfish processing facilities located in Greensboro and Demopolis, Alabama. Combined, these processing facilities operate a total of fifteen processing lines and are capable of processing approximately 425,000 pounds of live catfish per day. In 2003, we installed a new, state of the art trim line. The additional trim line utilizes advanced technology to increase both throughput and yield, producing an estimated additional 6 million pounds of catfish per year. We own live hauling equipment, including 15 aerated tank trucks used to harvest and transport the live catfish to our processing facilities. We own and operate a fleet of approximately 30 trucks used for distribution of our products.

We also own and operate a facility in New Bedford, Massachusetts comprised of a secondary processing facility for frozen and block products, a cold storage space for over 9,100 pallets and a corporate office. This facility also includes a state-of-the-art wet-fish processing facility focused primarily on grading and processing scallops.

Our corporate headquarters are located in Seattle, Washington. We benefit from a preferential docking agreement with the Port of Seattle which provides for the docking of all of our vessels during the off-season. We also lease office space in Copenhagen, Denmark and Tokyo, Japan. Additionally, in Dutch Harbor, Alaska we lease office space and warehouse facilities and use several docking facilities during the fishing season.

We believe that our existing vessels and facilities are adequate for our current operations.

Government Regulation

Fisheries Regulation

All U.S. fisheries in which we operate are regulated and subject to total allowable catch limits. Participants in U.S. federal fisheries are required to obtain a federal government permit.

We operate in the groundfish fisheries within the U.S. Exclusive Economic Zone, 3 to 200 nautical miles off the coasts of Alaska, Washington and Oregon. According to the National Marine Fisheries Service, no species in the U.S. Bering Sea is deemed to be overfished. Credit for these healthy stocks and profitable fisheries can be attributed in large part to two pieces of federal legislation.

Magnuson-Stevens Fishery Conservation and Management Act. The Magnuson-Stevens Fishery Conservation and Management Act of 1976 provides the broad framework for conserving and managing marine fisheries within the U.S. Exclusive Economic Zone. The councils that oversee the fisheries in which we participate are the North Pacific Fishery Management Council in Alaska and the Pacific Fishery Management Council in Washington and Oregon. The councils’ two primary areas of responsibility are (1) the establishment of annual maximum catch levels and (2) the development of fishery management plans that regulate who can fish, when and how they can fish and how much they can catch. The fishery management plans are then implemented and given legal force through regulations promulgated by the National Marine Fisheries Service, a division of the Department of Commerce. These regulations are then strictly enforced by both the U.S. Coast Guard and the National Marine Fisheries Service.

Each of the fisheries in which we participate is managed on a maximum sustainable yield basis. At the end of each year, the councils’ Scientific and Statistical Committees, which are composed of scientists from federal, state and academic positions, make recommendations on acceptable biological catch by species or species group. The total allowable catch is then typically set by the council at a level equal to or less than the acceptable biological catch depending upon a variety of factors. The councils also set prohibited species catch limits to limit by-catch of non-target species. These limits are set mainly to protect and preserve crab, halibut, salmon and other non-target species for other fisheries. After being reviewed by the National Marine Fisheries Service, the councils’ recommendations are implemented.

American Fisheries Act. In 1998, Congress passed a second piece of legislation, the American Fisheries Act, which introduced several major changes in the management of the U.S. Bering Sea pollock fishery. In 2001, the North Pacific Fishery Management Council provided a report to Congress on the implementation and effects of the American Fisheries Act. In light of the extremely positive report, which described the positive impacts of the American Fisheries Act on almost all aspects of the U.S. Bering Sea pollock fishery, Congress passed legislation in 2001 permanently removing the original sunset provision of the American Fisheries Act. The American Fisheries Act and its implementing regulations include the following key provisions:

•	Limitation on participants in the U.S. Bering Sea pollock fishery:

•	Only a defined group of 20 named catcher-processors, of which 19 catcher-processors are currently eligible to operate in the fishery, and the catcher-vessels that historically delivered to them, are eligible to harvest pollock for processing by catcher-processors. As part of the implementation agreement, eight of our vessels were scrapped and one was permanently removed from the fishery, reducing the overall fleet from 29 to 20;

•	Only a defined group of catcher-vessels may harvest pollock for delivery to motherships, and only three named motherships may process pollock; and

•	Only inshore processors that processed more than 2,000 metric tons of pollock during each of 1996 and 1997 may receive an unlimited amount of pollock for processing; those that processed less during those years may only receive and process under 2,000 metric tons annually. Subsequently, the council imposed a processing cap limiting the amount of pollock that can be processed by any single entity to 30% of the directed pollock catch in any given year.

•	Prohibition on any entity harvesting more than 17.5% of the directed pollock catch in any given year. Allocations purchased from community development quota partners do not count against this percentage.

•	Prohibition on the entry of additional large fishing industry vessels into any U.S. fishery.

•	Reallocation of the pollock total allowable catch in the U.S. Bering Sea pollock fishery between the various sectors, increasing the community development quota and inshore allocations, while reducing the catcher-processor and the mothership sector allocations:

•	10% of the total allowable catch is allocated to six Alaska Community Development Groups (mostly native Alaskan villages and their residents) that sell or lease their community development quota to other participants, including us;

•	approximately 3.5% of the total allowable catch is set aside for pollock by-catch in other fisheries;

•	the remaining 86.5% of the total allowable catch (the “directed pollock catch”) is allocated as follows:

•	50% of the directed pollock catch is allocated to catcher-vessels delivering to inshore factories;

•	40% of the directed pollock catch is allocated to catcher-processors, and catcher-vessels that deliver to catcher-processors; and

•	10% of the directed pollock catch is allocated to the catcher-vessels that deliver to at-sea processor vessels called motherships, which do not harvest.

The American Fisheries Act requires that vessels engaged in U.S. fisheries be owned by entities that are at least 75% U.S. citizen owned and controlled. This requirement applies at each tier of ownership and must also be examined in the aggregate. The Maritime Administration made a favorable determination with respect to the U.S. citizenship of the entities owning our vessels in January 2002. In 2002, we applied for and obtained confirmation that after completion of the proposed changes in our ownership structure in connection with the recapitalization of Holdings and its affiliates in April 2002, the Maritime Administration would issue a renewed U.S. citizenship determination. On December 17, 2002, we filed annual affidavits of U.S. citizenship and on February 21, 2003, the Maritime Administration made a favorable determination of continuing eligibility with respect to the citizenship requirements of the American Fisheries Act. On August 6, 2004, the Maritime Administration made another favorable determination of continuing eligibility with respect to citizenship requirements of the American Fisheries Act.

For purposes of the American Fisheries Act, a U.S. citizen is:

(i) Any individual who is a citizen of the United States by birth, naturalization or as otherwise authorized by law; or

(ii) Any entity (A) that is organized under the laws of the United States or of a State, (B) of which not less than 75% of the interest in such entity, at each tier of ownership of such entity and in the aggregate, is owned and controlled (including beneficial ownership and control) by U.S. citizens, and (C) with respect to which no voting or other agreements confer control to non-U.S. citizens.

Special rules applicable to corporations, limited liability companies, partnerships, trusts and other entities limit the number of non-U.S. citizen directors to a minority of a quorum of the board of directors, and require that certain principal officers and managers (including the chief executive officer, the chairman of the board of directors, trustees and general partners, and persons authorized to act in the absence or disability of such persons) be U.S. citizens.

The American Fisheries Act is relatively new legislation. As a result, no reported judicial cases clearly interpret its meaning. For this reason, the full future impact of the American Fisheries Act on our ownership and debt capital structure remains uncertain.

The Pollock Conservation Cooperative. By limiting participation in the U.S. Bering Sea pollock fishery, the American Fisheries Act facilitated the formation of a cooperative agreement. In December 1998, the companies owning the 20 catcher-processors named in the American Fisheries Act formed the Pollock Conservation Cooperative. The Pollock Conservation Cooperative controls 36.6% of the directed pollock catch, with the remaining 3.4% of the sector’s 40.0% controlled by seven catcher-vessels that historically delivered to the catcher-processors. The original division of share among the companies was based primarily on historical performance and was reached by the mutual agreement of the participants. In December 1999, Alaska Trawl Fisheries, one of the original Pollock Conservation Cooperative members, agreed to sell its interest to the remaining Pollock Conservation Cooperative members and its vessel, Endurance, has been permanently removed from U.S. fisheries, leaving 19 eligible catcher-processors.

Under the terms of the Pollock Conservation Cooperative membership agreement, each participating company is allocated a percentage of the directed pollock catch by private contractual arrangement. Pollock and other groundfish allocation rights under the Pollock Conservation Cooperative are freely transferable to other participants pursuant to the membership agreement, without the prior consent or approval of the other participants. Participants can then harvest and process their quota shares at their own pace with vessels named in the American Fisheries Act, within certain seasonal restrictions. The stable nature of the U.S. Bering Sea pollock fishery is partly a function of the regulatory and cooperative structure that governs its activities. In addition, the change in fishery management introduced by the American Fisheries Act allowed the catcher-processor sector to: slow the harvesting pace in order to optimize the value per ton of harvested round fish; reduce operating costs; and minimize by-catch and discards.

In 2002, 2003 and 2004 we harvested an aggregate of 17.9%, 18.7% and 20.1% respectively, of the total allowable catch. We are allocated 16.8% of the directed pollock catch under our Cooperative agreements, and we lease the right to harvest another 0.7% of the directed pollock catch from other vessels in our fishery, bringing us to 17.5% of the directed pollock catch (which is the maximum permitted harvesting allocation of the directed pollock catch by any single entity). Our share of the directed pollock catch represented 15.1% of the total allowable catch. We supplemented our share of the directed pollock catch in 2002, 2003 and 2004 by purchasing 28.0%, 36.0% and 54.0%, respectively, of the community development quota (or 2.8%, and 3.6% and 5.4%, respectively, of the total allowable catch) from Alaska Community Development Groups, two of which are equity investors in our company. The Alaska Community Development Groups are mostly comprised of native Alaskan villages.

The overall allocation of the total allowable catch, as well as our allocation and quota we have purchased, is illustrated in the following chart of the 2005 total allowable catch.

(1)	This chart reflects the pollock TAC for the Eastern Bering Sea. In addition, there is a TAC of 19,000 MT of pollock in the Aleutian Islands. This TAC is initially awarded to the Aleut Corporation but under certain conditions up to 15,300 MT may be transferred later in 2005 to the directed pollock fishery in the Bering Sea.

The Pollock Conservation Cooperative membership agreement will continue through the remainder of the named vessels’ lives, unless certain events occur, none of which we expect is likely to occur in the foreseeable future.

The following is a summary of the Pollock Conservation Cooperative current members and their allocations for 2004:

Company	Vessels	% of Directed Pollock Catch
American Seafoods	7	16.572%
Trident Seafoods	5	6.824
Arctic Storm/Fjord	2	3.633
Glacier Fish Ltd.	2	3.218
Alaska Ocean	1	3.004
Highland Light	1	1.764
Starbound Ltd.	1	1.585

Total	19	36.600%

In December 1998, the owners of the seven catcher-vessels listed in the American Fisheries Act as eligible to deliver or sell pollock to the Pollock Conservation Cooperative members formed the High Seas Catchers’ Cooperative. As with the Pollock Conservation Cooperative, the 3.4% of the directed pollock catch allocated to the seven catcher-vessels was divided by private contractual arrangement based primarily on historical catch performance. The members of the High Seas Catchers’ Cooperative and their respective allocations are listed below:

Company	Vessels	% of Directed Pollock Catch
Sea Storm	1	0.8226%
Neahkanie	1	0.6679
Tracy Anne	1	0.4642
Muir Milach	1	0.4538
Ocean Harvester	1	0.4325
American Seafoods	1	0.3149
Forum Star	1	0.2441

Total	7	3.4000%

The Pollock Conservation Cooperative and the High Seas Catchers’ Cooperative have entered into an agreement that allows the High Seas Catchers’ Cooperative members to lease their allocations directly to the Pollock Conservation Cooperative members. As a result, 100% of the High Seas Catchers’ Cooperative allocation is now harvested directly by Pollock Conservation Cooperative members.

Food Safety

The manufacture, processing, packaging, storage, distribution and labeling of food products are subject to extensive foreign, federal, state and local regulation. We are regulated by the U.S. Food and Drug Administration, the U.S. Department of Agriculture, the U.S. Department of Commerce, European Union regulators and various U.S. state and local health and agricultural agencies. In addition, some of our facilities are subject to regular on-site inspections and our production and distribution facilities are subject to various federal, state and local environmental and workplace and food safety regulations. Failure to comply with all applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, and criminal sanctions, any of which or all of which could have a material adverse effect on our business, financial condition and results of operations. None of our products has been subject to such a recall. Additionally, we expect that the food safety regulatory environment in the U.S., Europe and Asia will become more stringent. We believe that we are in substantial compliance with all such laws and regulations. Compliance with current or future laws or regulations could require us to make material expenditures or otherwise adversely affect our business, prospects, results of operations and financial condition.

Environmental Matters

Our vessels and facilities are subject to numerous foreign, federal, state and local laws and regulations relating to the treatment, storage, handling, disposal, emission and discharge of materials into the environment, including the federal Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Emergency Planning and Community Right-To-Know Act, the Comprehensive Environmental Response, Compensation and Liability Act, and their state and local counterparts. Under some of these laws, the owner or operator of facilities may be held liable for the costs of removing or remediating of hazardous substances on or under property, regardless of whether the owner or operator knew of or was responsible for the presence of such hazardous substance and regardless of whether the release or disposal of such substances was legal at the time it occurred. We believe that we are in substantial compliance with all such laws and regulations. We also believe that none of the environmental laws and regulations that regulate our business is expected to have a material impact on our business.

Under certain environmental laws and regulations, we will be required to expend capital in the future in order to remain in compliance. We do not believe that such capital expenditures required by environmental laws currently in effect will be material.

The National Marine Fisheries Service imposes various operational requirements that limit our ability to discard unwanted species, or by-catch, in the North Pacific. Regulation regarding by-catch is from time to time debated in various forums, including the United Nations, and is the subject of public campaigns by environmental groups. Any significant change in the by-catch rules resulting from these debates or campaigns could materially increase the costs or decrease the flexibility of our fishing operations.

Competition

At-sea Processing

Our main competitors in the at-sea processing segment are the other members of the Pollock Conservation Cooperative, including Trident Seafoods and Glacier Fish. We also compete with inshore processors, including Maruha and Nissui, and motherships, which rely on catcher-vessels to harvest and deliver fish. In addition, we compete with other pollock fisheries, particularly the Russian pollock fishery in the Sea of Okhotsk.

We compete in selling roe primarily on the basis of quality. The price of pollock roe is heavily influenced by the size and condition of roe skeins, color and freshness and the maturity of the fish caught. In addition, pollock roe prices are influenced by anticipated Russian and U.S. production and Japanese inventory carry-over, as pollock roe is consumed almost exclusively in Japan. Roe is primarily sold at auction, where we compete to sell into the Japanese market with other participants in our fishery, as well as with Russian producers. The prices of surimi and fillets are influenced primarily by expected production in the U.S. and Russian pollock fisheries, and other factors such as carry-over inventories and changes in demand. Because surimi and fillet blocks often are composed of the same raw material, the demand for one product can influence the price of the other. Surimi and fillet blocks are also produced utilizing species of fish other than pollock, such as hake or itoyori species. However, due to differences in flesh attributes between pollock and other species, the surimi and block produced from other species are generally not used as substitutes for pollock products, except for potentially lower grade applications in surimi, and thus have minimal influence on pollock pricing.

Land-based Processing

As of December 2004, there were approximately 23 U.S. catfish processing companies, including Confish, Heartland, America’s Catch and Delta Pride, our primary catfish competitors. We are the largest, processing over 16% of the U.S. farmed catfish market. In 2003, the top five and top ten U.S. catfish companies processed, in the aggregate, approximately 60% and 83% of the U.S. farmed catfish harvest, respectively.

In secondary processing, we compete both for raw materials and customers with numerous other processors. Competition for sales is based largely on price. Our competitors range from large volume, well established secondary processors to small independent importers and brokers. Our major competitors are Fishery Products International, Coldwater Seafoods, Iceland Seafood Corp. and Trident Seafoods.

Litigation

General. We are from time to time party to litigation, administrative proceedings and union grievances that arise in the ordinary course of our business. Except as described below, we do not have pending any litigation that, separately or in the aggregate, would in the opinion of management have a material adverse effect on our results of operations or financial condition. However, given the inherent unpredictability of litigation, it is possible that an adverse outcome could, from time to time, have a material adverse effect on our operating results or cash flows in any particular quarterly or annual period.

Crew Member Lawsuit. On October 19, 2001, a complaint was filed in the United States District Court for the Western District of Washington and the Superior Court of Washington for King County. An amended complaint was filed in both courts on January 15, 2002. The amended complaint was filed against us by a former vessel crew member on behalf of himself and a class of over 500 seamen, although neither the United States District Court nor the Superior Court certified this action as a class action. On June 13, 2002, the plaintiff voluntarily dismissed the complaint filed in the Superior Court. The complaint filed alleged that we breached our contract with the plaintiffs by underestimating the value of the catch in computing the plaintiff’s wages. The plaintiff demanded an accounting of their crew shares pursuant to federal statutory law. In addition, the plaintiff requested relief under a Washington statute that would render us liable for twice the amount of wages withheld, as well as judgment against us for compensatory and exemplary damages, plus interest, attorneys’ fees and costs, among other things. The plaintiff also alleged that we fraudulently concealed the underestimation of product values, thereby preventing the discovery of their cause of action. The conduct allegedly took place prior to January 28, 2000, the date our business was acquired by ASLP. On September 25, 2003, the court entered an order granting our motion for summary judgment and dismissing the entirety of the plaintiff’s claims with prejudice and with costs. The plaintiff filed a motion for reconsideration of this order which was denied by the court. The plaintiff then appealed the District Court decision to the Ninth Circuit Court of Appeals. This appeal is currently pending. At December 31, 2004, we have not recorded a liability related to this matter as the outcome is uncertain and the amount of loss, if any, is not estimable. We cannot assure you that the plaintiff will not prevail or that we will not be required to pay significant damages to resolve this litigation, which could have a material adverse effect on our business, results of operations, or financial condition.

National Marine Fisheries Service Investigation. In 2001 and 2002, we became aware of allegations that certain crew members may have tampered or attempted to tamper with measurement equipment on board one or more of our vessels. The National Marine Fisheries Service conducted an investigation regarding these allegations, and in consultation with the National Marine Fisheries Service, we also conducted an internal investigation regarding these allegations. In 2004, we received additional tampering allegations relating to one of our vessels. We understand that the National Marine Fisheries Service is currently conducting an investigation regarding these allegations. To date, no fines or penalties have been assessed against us in connection with any of these allegations. However, the ultimate outcome of these matters is uncertain.

Insurance

We carry customary insurance coverage, including policies on each of our vessels which provide for the payment of an assessed amount corresponding to “fair market value” (generally approximately one-half of current replacement cost) in the event of a loss of a vessel. Additionally, all of our catcher-processor vessels have a further layer of umbrella insurance which provides coverage for 80% of the difference between such fair market value and the total replacement cost for one vessel during each one-year policy term. We also carry insurance covering product liability claims. We believe that we carry adequate insurance coverage for our business activities. However, such coverage may prove to be inadequate or may not continue to be available to us. If such coverage proves to be inadequate, the sinking or destruction of, or substantial damage to, any of our vessels could have a material adverse effect on our business, financial condition or results of operations.

Employees

As of March 1, 2005, we employed approximately 1,100 full-time personnel, including approximately 200 corporate staff employees and approximately 900 employees at our catfish and secondary processing facilities. In addition to the full-time personnel, we also employ a seasonal vessel crew, either full-time or part-time, of approximately 900. We have an annual retention rate of over 70% and we consider relations with our employees to be good.

In addition to their regular compensation, all corporate staff participate in an incentive plan to reward achievement of performance targets.

All vessel employees are compensated based upon a pre-season estimated value per product applied to actual production and actual roe value achieved by their vessel.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table identifies our executive officers and key employees, as well as the members of the board of directors of ASC Management, Inc. As a limited liability company, ASG Consolidated does not have a board of directors; nor does any of our immediate parent American Seafoods Consolidated LLC, its parent American Seafoods Holdings LLC and our ultimate parent American Seafoods, L.P. We therefore disclose the identity of the directors of ASC Management, Inc., the managing general partner of American Seafoods, L.P. and the executive officers of ASG. We also identify the directors of ASG Finance, the co-obligor of the notes. ASG Finance conducts no operations and therefore has no key employees.

Name	Age	Position
Bernt O. Bodal	51	Chairman and Chief Executive Officer, Director of ASC Management, Inc.; director of ASG Finance, Inc.
Brad Bodenman	41	Chief Financial Officer and Treasurer
Amy Humphreys	38	Vice President of Finance and Corporate Development
Matthew D. Latimer	37	Chief Legal Officer and General Counsel; director of ASG Finance, Inc.
Michael Hyde(1)	48	President, American Seafoods Company LLC
Inge Andreassen(1)	41	Vice President of Operations, American Seafoods Company LLC
John Cummings	49	President, American Seafoods International LLC and Southern Pride Catfish LLC
Morgen Crow	41	Director of ASC Management, Inc.
Jeffrey Davis	55	Director of ASC Management, Inc.
John Fluke	62	Director of ASC Management, Inc.
Michael Magerman	42	Director of ASC Management, Inc.
George L. Majoros, Jr.	43	Director of ASC Management, Inc.
Scott Perekslis	36	Director of ASC Management, Inc.
Lester Pollack	70	Director of ASC Management, Inc.
William Tisher	30	Director of ASC Management, Inc.
Eric Wilmes	31	Director of ASC Management, Inc.; director of ASG Finance, Inc.

(1)	Pursuant to the terms of a separation agreement dated February 15, 2005, Mr. Hyde will resign as President of American Seafoods Company LLC effective March 31, 2005. Mr. Andreassen will succeed Mr. Hyde as President of American Seafoods Company LLC.

Bernt O. Bodal. Mr. Bodal has been the Chairman and Chief Executive Officer of ASG since 2000 and a director of ASG Finance since September 2004. Since January 2000, he has been the President of ASC Management, Inc., the general partner of ASLP and a director of ASC Management, Inc. From 1994 to 1998, Mr. Bodal served as President and Chief Executive Officer of American Seafoods Company and RGI Seafoods, a subsidiary of Norway Seafoods. Between 1998 and 2000, Mr. Bodal pursued personal investment activities.

Brad Bodenman. Mr. Bodenman has been the Chief Financial Officer and Treasurer of ASG since May 2003. He has been the Chief Financial Officer of ASG since May 1, 2002 and Treasurer since March 2002. From April 2000 to December 2001, Mr. Bodenman was the Chief Financial Officer and Treasurer of Essential Markets, Inc., a developer of proprietary software, and from 1997 to 2000, Mr. Bodenman was the Chief Financial Officer and Treasurer of Muzak, LLC., a business music provider.

Amy Humphreys. Ms. Humphreys has been the Vice President of Finance and Corporate Development of ASG since May 2003. She was the Director of Finance and Corporate Development of ASG from 2000 to 2003. Ms. Humphreys was the Business Development Manager of American Seafoods Company from 1996 to 2000.

Matthew D. Latimer. Mr. Latimer has been the Chief Legal Officer and General Counsel of ASG since August 2004. Mr. Latimer has been a director of ASG Finance since September 2004. Mr. Latimer was Of Counsel with the law firm of Davis Wright Termaine LLP from January of 2003 until August 2004. Prior to January 2003, Mr. Latimer was an associate at the law firm of Cooley Godward LLP from October 1999 to December 2002. From February 1999 to October 1999, Mr. Latimer was an associate at the law firm of Dorsey and Whitney LLP. From September 1995 to February 1999, Mr. Latimer was an associate at the law firm of Bogle & Gates PLLC.

Michael Hyde. Mr. Hyde has been the President of American Seafoods Company LLC since 2000. American Seafoods Company LLC is a subsidiary of ASG through which we conduct our at-sea pollock harvesting and processing operations. Mr. Hyde was also the General Counsel of ASG from 2000 until July 2004. From 1998 to 2000 Mr. Hyde was President of American Seafoods Company.

Inge Andreassen. Mr. Andreassen will become President of American Seafoods Company LLC effective April 1, 2005. Mr. Andreassen has been the Vice President of Operations of American Seafoods Company LLC since 2000. From 1996 to 2000, Mr. Andreassen was the Vice President of Operations of American Seafoods Company.

John Cummings. Mr. Cummings has been the President of American Seafoods International LLC since April 2002 and President of Southern Pride Catfish LLC since December 2003. From 2000 to 2002, Mr. Cummings was President of Gofish.com, a privately held service firm with online seafood trading, and from 1993 to 2000, Mr. Cummings was President of Fishery Products International, Inc., a subsidiary of FPI Ltd., a supplier of fresh and frozen seafood products.

Morgen Crow. Mr. Crow has served as a director of ASC Management, Inc. since 2000. Mr. Crow has been the Executive Director of Coastal Villages Region Fund since 1999. Mr. Crow is a member of the board of directors of the Marine Conservation Alliance and the Pollock Conservation Cooperative.

Jeffrey Davis. Mr. Davis has served as a director of ASC Management, Inc. since February 2005. Mr. Davis was the Chief Operating Officer of ASG and the Chief Executive Officer of American Seafoods International LLC from January 2000 to December 2004. Mr. Davis was the President and Chief Executive Officer of Baader North America Corporation, a wholly-owned U.S. subsidiary of Baader Beteiligungs GmbH, a manufacturer of fish and poultry processing machines, from 1980 to December 1999.

John Fluke. Mr. Fluke has been a director of ASC Management, Inc. since 2002. Since 1974, Mr. Fluke has served as the Chairman of Fluke Capital Management, LP, a venture capital firm he founded. Mr. Fluke has served as a director of PACCAR Inc. since 1984 and on its audit committee since 2002. Mr. Fluke has served as a director of Cell Therapeutics, Inc. since 2002.

Michael Magerman. Mr. Magerman has been a director of ASC Management, Inc. since 2003. Mr. Magerman has been a Senior Director of Centre Partners Management LLC since 2001. Mr. Magerman is currently Chairman of Autoland, Inc. and serves on the board of directors of Bravo Sports.

George L. Majoros, Jr. Mr. Majoros has served as a director of ASC Management, Inc. since 2002. Mr. Majoros has been President and Chief Operating Officer of Wasserstein & Co., L.P. since its inception in January 2001. Mr. Majoros was a Managing Director of Wasserstein Perella & Co., Inc. and the Chief Operating Officer of its Merchant Banking Group from 1997 to 2001. Mr. Majoros also serves on the board of directors of American Lawyer Media Holdings, Inc., American Lawyer Media, Inc., Bear Creek Corporation, and numerous private companies.

Scott Perekslis. Mr. Perekslis has been a director of ASC Management, Inc. since 2000. Mr. Perekslis has been a Managing Director of Centre Partners Management LLC since 2001. He has served in various capacities for Centre Partners and its affiliates since 1991. Mr. Perekslis is the Chairman of Hyco International, Inc. and is a

member of the board of directors of Maverick Media LLC, Firearms Training Systems, Inc. and the Board of Trustees of Connors Brothers Income Fund.

Lester Pollack. Mr. Pollack has been a director of ASC Management, Inc. since 2000. He has been a Managing Director of Centre Partners Management LLC since 1986. Mr. Pollack is also a Limited Managing Director of Lazard Frères & Co. LLC. Mr. Pollack is a member of the board of directors of Bank Leumi USA, Centre Pacific LLC, Kaz Inc., Parlex Corporation, and Tiffen Manufacturing Inc., and is a director emeritus of U.S. Bancorp.

William Tisher. Mr. Tisher has been a director of ASC Management, Inc. since October 2002. Mr. Tisher is currently the director of finance at Coastal Villages Region Fund and has been working there since 2001. From 1996 to 2001, Mr. Tisher worked as an auditor for Mikunda, Cottrell and Co.

Eric Wilmes. Mr. Wilmes has been a director of ASG Finance since September 2004. Mr. Wilmes has been a director of ASC Management, Inc. since 2000. Mr. Wilmes has been a Director of Centre Partners Management LLC since 2005. From 2000 to 2004 Mr. Wilmes was a Principal of Centre Partners Management LLC. From 1997 to 2000, Mr. Wilmes was an Associate of Centre Partners Management LLC. He is a member of the board of directors of International Imaging Materials, Inc. and Uno Restaurant Holdings Corporation.

We have insurance that indemnifies our directors and officers against certain liabilities.

Board of Directors Committees

We are a limited liability company. In our case, the ultimate function of a board of directors is fulfilled by the board of directors of ASC Management, Inc., which is the managing general partner of ASLP, our ultimate parent.

Audit Committee. The audit committee of the board of directors of ASC Management, Inc. consists of Messrs. Perekslis, Pollack, Fluke and Crow. Mr. Fluke serves as our audit committee financial expert. The audit committee has the following responsibilities:

•	recommending the engagement of independent accountants to audit our financial statements;

•	discussing the scope and results of the audit with our independent accountants;

•	reviewing the functions of our management and our independent accountants pertaining to our statements; and

•	performing such other related duties and functions as are deemed appropriate by the audit committee and the board of directors.

Compensation Committee. The compensation committee consists of Messrs. Perekslis, Crow and Majoros. The compensation committee has the following responsibilities:

•	assisting the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans;

•	discharging the Board’s duties relating to compensation of our directors and executive officers; and

•	reviewing the performance of our Chief Executive Officer.

Executive Compensation

The following table sets forth information concerning the compensation of the Chief Executive Officer and each of the four most highly compensated executive officers of the operating subsidiaries of ASG Consolidated during each of the last three fiscal years.

Summary Compensation Table

	Annual Compensation(1)			Long Term Compensation Awards Securities Underlying Options/ SARs(3)		All Other Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus(2)
Bernt O. Bodal	2004	$420,000	$1,062,031	—		$18,687	(4)
Chairman and Chief Executive Officer	2003	400,000	680	—		16,562
	2002	392,708	342,741	75,067	(5)	16,555

Michael J. Hyde(15)	2004	$357,000	$268,512	—		$69,446	(6)
President of American Seafoods Company LLC	2003 2002	340,000 335,625	680 291,540	— 15,666	(7)	78,470 73,572

Jeffrey Davis(14)	2004	$379,936	$253,445	—		$13,780	(8)
Chief Operating Officer	2003	340,000	680	—		11,385
	2002	335,624	291,540	27,900	(9)	6,061

Brad Bodenman	2004	$250,000	$459,679	—		$8,323	(10)
Chief Financial Officer and Treasurer	2003	185,000	680	—		4,940
	2002	146,459	126,148	5,550	(11)	239

Amy Humphreys	2004	$175,000	$209,707	—		$7,946	(12)
Vice President of Finance and Corporate Development	2003 2002	156,923 129,134	680 93,335	— 3,434	(13)	6,544 5,350

(1)	Includes amounts deferred under the American Seafoods Group Deferred Compensation Plan. The American Seafoods Group Deferred Compensation Plan also provides for a company match of $0.25 for each dollar deferred (up to a maximum of 15% of compensation) (for amounts, see “All Other Compensation” column).
(2)	Except for a holiday payment of $680, in 2003, no management bonuses were paid in accordance with our employment agreements and our general bonus policy, which does not require the payment of bonuses based on financial performance for any year in which there is or would be a violation of a covenant under our credit agreement. But for the elimination of these bonuses in 2003, we would have been in violation of our leverage covenant under our credit agreement. Amounts for 2004 include $840,801 paid to Mr. Bodal, $80,466 paid to Mr. Hyde, $253,445 paid to Mr. Davis and $16,093 paid to Ms. Humphreys related to the distribution on unvested options made in connection with the Senior Discount Note offering.
(3)	As of the date of this prospectus, ASLP held 99.4% of the beneficial interests in Holdings and had 898,966 units outstanding.
(4)	Includes a company match under the American Seafoods Group Deferred Compensation Plan of $11,719, $2,125 for life insurance premiums related to the American Seafoods Group Deferred Compensation Plan and $2,500 for life insurance coverage provided pursuant to the American Seafoods Group Executive Life Insurance Plan.
(5)	Includes a grant under the Unit Option Plan of 8,250 Series E options and 66,817 repriced options.
(6)	Includes a payment under an agreement which provides that the company shall continue making annual $50,000 payments through 2005, a company match under the American Seafoods Group Deferred Compensation Plan of $14,731, $1,750 for life insurance premiums related to the American Seafoods Group Deferred Compensation Plan and $2,965 for life insurance coverage provided pursuant to the American Seafoods Group Executive Life Insurance Plan.
(7)	Includes a grant under the Unit Option Plan of 6,000 Series E options and 9,666 repriced options.
(8)	Includes a company match under the American Seafoods Group Deferred Compensation Plan of $3,588, $9,125 for life insurance premiums related to the American Seafoods Group Deferred Compensation Plan and $1,067 for life insurance coverage provided pursuant to the American Seafoods Group Executive Life Insurance Plan.
(9)	Includes a grant of 6,000 Series E options under the Unit Option Plan and 21,900 repriced options.
(10)	Includes a company match under the American Seafoods Group Deferred Compensation Plan of $5,459, $1,130 for life insurance premiums related to the American Seafoods Group Deferred Compensation Plan and $1,733 for life insurance coverage provided pursuant to the American Seafoods Group Executive Life Insurance Plan.

(11)	Includes grants under the Unit Option Plan of 1,850 Series A options; 1,850 Series E options; and 1,850 Series F options.
(12)	Includes a company match under the American Seafoods Group Deferred Compensation Plan of $6,562, $380 for life insurance premiums related to the American Seafoods Group Deferred Compensation Plan and $1,004 for life insurance coverage provided pursuant to the American Seafoods Group Executive Life Insurance Plan.
(13)	Includes a grant of 1,500 Series E options under the Unit Option Plan and 1,934 repriced options.
(14)	Mr. Davis resigned as the Chief Operating Officer of American Seafoods Group effective December 31, 2004 and joined our Board of Directors in February 2005.
(15)	Pursuant to the terms of a separation agreement dated February 15, 2005, Mr. Hyde will resign from the Company effective March 31, 2005.

Aggregated Option Exercises and Fiscal Year-End Option Value

The following table sets forth certain information regarding options in ASLP held by the named executive officers at December 31, 2004.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY End			Value of Unexercised In-the-Money Options at FY End
			Exercisable	Unexercisable		Exercisable	Unexercisable
Bernt O. Bodal	66,434	$16,289,938	—	14,948		—	$1,161,293
Jeffrey Davis	20,744	4,846,377	—	—	(1)	—	—
Michael J. Hyde	7,305	1,395,916	—	5,361	(2)	—	134,651
Brad Bodenman	2,305	142,349	—	3,245		—	19,416
Amy Humphreys	1,536	284,619	—	1,298		—	6,769

(1)	In connection with his resignation, all of Mr. Davis’s outstanding options were terminated as of December 31, 2004.
(2)	Pursuant to the terms of a separation agreement dated February 15, 2005, Mr. Hyde will resign from the Company effective March 31, 2005.

Option Plan

ASLP adopted a Unit Option Plan on January 28, 2000, which was amended and restated effective December 16, 2002. Options to acquire units in ASLP were granted under the plan to officers and certain key employees. The purpose of the Unit Option Plan was to promote the success of ASLP and the interests of its partners by attracting, motivating, retaining and rewarding eligible participants.

The ASLP Unit Option Plan has been administered by the entire board of directors of ASC Management, Inc. The board has selected eligible participants for participation in the Unit Option Plan and determined the number of partnership units subject to each option granted thereunder, the exercise price of such option, the time and condition of exercise of such option and all other terms and conditions of such option, including the form of the option agreement setting forth the terms and conditions of such option.

We may in the future adopt a long-term incentive plan to provide incentive compensation for any new members of management or to supplant the existing options once they have been exercised or have lapsed.

Employment Agreements

Each of Bernt O. Bodal, Michael Hyde and Brad Bodenman has an employment agreement with ASLP and ASG. The employment agreements expire in 2005, and are subject to automatic extensions for succeeding terms of one year each unless terminated by delivery of notice by either party in accordance with the terms of the contract. Pursuant to these contracts, each executive may receive, in addition to his base salary, a discretionary and nondiscretionary bonus. Any discretionary bonus will be determined by the board of directors of ASLP in its sole discretion. The nondiscretionary bonus will be awarded if the Adjusted EBITDA of ASG exceeds certain targets, but the nondiscretionary bonuses will not be payable if, at the time of payment or at any time during the year of measurement, we are in default under any credit agreement relating to indebtedness for borrowed money.

If we terminate any of these executives’ employment with cause or if any of these executives terminates his employment without good reason, the executive is entitled only to payment of his unpaid base salary for the period prior to termination. If an executive’s employment terminates because of his death, or we terminate the executive’s employment upon his disability, then the executive is entitled to his unpaid salary and a pro-rated share of the nondiscretionary portion of the bonus to which he would otherwise have been entitled in respect of the year during which termination occurred. If we terminate an executive’s employment for any other reason or if the executive terminates for good reason, he is entitled to all of the amounts referred to in the preceding sentence, as well as severance compensation equal to the amount of his actual aggregate base salary for the 12 month period immediately prior to such termination payable over a 24 month period.

Pursuant to the terms of a separation agreement dated February 15, 2005, Mr. Hyde agreed to resign from his employment with ASG effective March 31, 2005. Under the terms of the agreement, Mr. Hyde will enter into a consulting agreement with ASG pursuant to which he will receive monthly payments of $25,000. The separation agreement further provides for payment to Mr. Hyde of his 2004 bonus, the continuation of his right to receive an additional $50,000 payment in 2005, vesting of his outstanding Series C options and the continuation of his outstanding Series E options during the term of the consulting agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes provide information regarding the indirect beneficial ownership of equity interests in the Issuers as of January 18, 2005. The persons listed below include: (i) each person known to us to beneficially own 5% or more of the equity interests in ASLP, the Issuers’ indirect parent; (ii) each named executive officer of the Issuers and ASG; (iii) each director of ASC Management, Inc., the managing general partner of ASLP; and (iv) all executive officers and directors as a group.

The persons listed on the following table directly and indirectly, through the ownership of limited partnership units of ASLP, own membership interests in American Seafoods Holdings LLC (“Holdings”). ASLP, Webjorn Eikrem and Bernt O. Bodal each directly owns 99.4%, 0.4% and 0.2%, respectively, of the interests of Holdings. However, the unit information has been adjusted to treat Mr. Bodal’s and Mr. Eikrem’s direct ownership interests in Holdings as if they were interests in units of ASLP, which is the managing member of Holdings. Holdings directly owns 100% of American Seafoods Consolidated LLC, which, in turn, owns directly approximately 90% and indirectly owns the remaining interests in ASG Consolidated.

The general partner of ASLP is an affiliate of Centre Partners, and Centre Partners has the right to designate a majority of the members of ASLP’s board of directors. Accordingly, Centre Partners has broad authority to conduct our business and control our company. Centre Partners and other holders of ASLP limited partnership units entered into a Securityholders Agreement, dated January 28, 2000, as amended, which governs several aspects of the relationship among the holders of ASLP limited partnership units. See “Related Party Transactions—ASLP Securityholders Agreement.”

The information in the table set forth below reflects outstanding options that are exercisable within 60 days of January 18, 2005.

Name of Beneficial Holder(1)	Number of ASLP Units(2)	Percentage of ASLP Units(3)
Centre Partners(4)	200,502	22.5%
Coastal Villages(5)	315,801	35.4%
Bernt O. Bodal(6)	208,230	23.4%
Michael J. Hyde	11,525	1.3%
Brad Bodenman	3,722	*
Amy Humphreys	6,088	*
Morgen Crow(7)	—	—
Jeffrey Davis	42,877	4.8%
John Fluke	—	—
Michael Magerman(8)	—	—
George L. Majoros, Jr.(9)	—	—
Scott Perekslis(8)	—	—
Lester Pollack(8)	—	—
William Tisher(10)	—	—
Eric Wilmes(8)	—	—
All directors and executive officers as a group (17 persons)	293,472	32.8%

*	Less than 1%
(1)	Unless otherwise indicated below, the persons named in the table above have sole voting and investment power with respect to the number of securities set forth opposite their names.
(2)	Includes the following interests subject to options to purchase units, which are currently exercisable or will become exercisable as of January 18, 2005: all directors and executive officers as a group—2,748 units and 835 of Mr. Hyde’s options that will vest on April 1, 2005.

(3)	Applicable percentage ownership is based on 891,692 units outstanding as of January 18, 2005 plus, in the case of each holder, any presently exercisable options held by such holder and options that will become exercisable within 60 days of January 18, 2005.
(4)	Consists of: (a) 153,181 units of ASLP owned of record by Centre Capital Investors III, L.P. (“Investors III”), (b) 18,534 units of ASLP owned of record by Centre Partners III Tax Exempt Holdings (“CPIII”), (c) 19,195 units of ASLP owned of record by ASC Offshore Holding Corporation (“Holdings Corp.”), (d) 1,120 units of ASLP owned of record by Centre Capital Individual Investors III, L.P. (“Individual III”), (e) 8,371 units of ASLP owned of record by Centre Capital Partners Coinvestment III, L.P. (“Coinvestment III”), and (f) 100 units of ASLP owned of record by ASC Management, Inc. Investors III, Individual III and Coinvestment III are limited partnerships, of which the general partner of each is Centre Partners III, L.P.
(5)	Includes an aggregate of 23,706 units of ASLP beneficially owned by Coastal Villages through its purchase of an interest in CPIII and Holdings Corp. Coastal Villages is shown as the beneficial owner of its proportionate share of the units held by CPIII and Holdings Corp. because Coastal Villages can vote the units on certain important matters and CPIII and Holdings Corp. are special purpose entities formed solely to hold ASLP units.
(6)	Includes an aggregate of 13,873 units of ASLP beneficially owned by Mr. Bodal through his purchase of an interest in CPIII. Mr. Bodal is shown as the beneficial owner of his proportionate share of the units held by CPIII because Mr. Bodal can vote units on certain important matters and CPIII is a special purpose entity formed solely to hold units of ASLP. Also includes 1,621 units representing a deemed conversion of Mr. Bodal’s direct ownership interest in American Seafoods Holdings LLC, a subsidiary of ASLP.
(7)	Mr. Crow is a director of Coastal Villages Region Fund, the parent of Coastal Villages Pollock LLC, and as such may be deemed to beneficially own and share the power to vote or dispose of the units held by Coastal Villages Pollock LLC. Mr. Crow disclaims beneficial ownership of such units.
(8)	Scott Perekslis and Lester Pollack are Managing Directors and Michael Magerman and Eric Wilmes are Directors of Centre Partners and as such may be deemed to beneficially own and share the power to vote or dispose of the units held by Investors III, Individual III and Coinvestment III. Messrs. Perekslis, Pollack, Magerman and Wilmes disclaim beneficial ownership of such units.
(9)	Mr. Majoros is President and Chief Operating Officer of Wasserstein & Co., L.P. and as such may be deemed to beneficially own and share the power to vote or dispose of the interests held by the U.S. Equity Partners Funds. Mr. Majoros disclaims beneficial ownership of such interests.
(10)	Mr. Tisher is the Director of Finance at Coastal Villages Region Fund, the parent of Coastal Villages Pollock LLC, and as such may be deemed to beneficially own and share the power to vote or dispose of the units held by Coastal Villages Pollock LLC. Mr. Tisher disclaims beneficial ownership of such units.

The addresses of the beneficial owners shown in the table above who are beneficial owners of five percent or more of our membership interests are as follows: Centre Partners Management LLC, 30 Rockefeller Plaza, Suite 5050, New York, New York 10020; Coastal Villages Pollock LLC, 711 H Street, Suite 200, Anchorage, Alaska 99501; Bernt O. Bodal, American Seafoods Group LLC, Market Place Tower, 2025 First Avenue, Suite 1200, Seattle, Washington 98121.

RELATED PARTY TRANSACTIONS

ASLP Securityholders Agreement

The holders of options and units in ASLP are party to a Securityholders Agreement that was originally entered into on January 28, 2000 and that has been amended from time to time. As in effect on the date of this prospectus, the ASLP Securityholders Agreement imposes restrictions on transfers of securities in ASLP, provides “first offer,” “tag-along” and “drag along” rights with respect to certain transfers of ASLP securities and deals with certain other governance matters. In addition, the ASLP Securityholders Agreement contains provisions specifying the composition of the board of directors of ASC Management, Inc., the general partner of ASLP. Under those provisions, Centre Partners currently has the right to elect a majority of that board.

The ASLP Securityholders Agreement further provides that our board of directors will initially consist of nine directors and that for so long as Centre Partners and entities controlled by Centre Partners hold at least 200,000 ASLP partnership units, Centre Partners will have the right to designate to the board of ASC Management, Inc. five members (or such larger number of members as shall constitute a majority of the Board). If certain other thresholds continue to be met, Coastal Villages and Bernt O. Bodal will continue to have the right to designate a maximum of two and one members, respectively, to the board of ASC Management, Inc.

Agreement Relating to Coastal Villages

We are party to an agreement with Coastal Villages, a substantial equityholder of our company, pursuant to which Coastal Villages has granted us a license to harvest and process the entire portion of the total allowable catch allocated to it under the Alaska Community Development Quota program through the 2005 pollock season. Pursuant to this agreement, we paid to Coastal Villages $11.6 million in 2002, 2003, and 2004, respectively, based on tons harvested. Coastal Villages’ quota for the 2004 season represented 2.4% of the total allowable catch. Under the agreement, we are also committed to certain job training and community development initiatives for the benefit of Coastal Villages’ member communities. Coastal Villages is our largest supplier of community development quota. The agreement with Coastal Villages is scheduled to terminate on December 31, 2005. See “Risk Factors—Risks Relating to Our Industry and Its Regulations—Our business could be materially affected if the community development quota we purchase is significantly reduced or eliminated or offered to us at prices we consider unreasonable.”

In 2004, in connection with our IDS offering and the initial placement of the Old Notes, we paid an aggregate of approximately $1.0 million in travel, legal and other expenses of Coastal Villages.

Transactions and Agreements Relating to Our Management

Loans

In July 2002, ASG loaned $6.0 million to Mr. Bodal to finance a purchase of equity interests in ASLP. The loan bore interest at prime plus 0.5% (4.5% at December 31, 2003), reset each January 1, April 1, July 1, and October 1. Payment was required to be made from the proceeds, net of applicable taxes, of any and all dividends and distributions with respect to the obligor’s ASLP interests in connection with a public liquidity event or exercise of management options, whether currently owned or subsequently purchased, and 25% of the gross amount of any annual bonus paid, with any remaining balance due in 2012. The underlying loans were recourse to the assets of the obligor, except that the recourse to assets other than ownership interests was eliminated in certain circumstances if the value of the underlying security becomes greater than four times the loan balance. All of the obligor’s interest in ASLP was pledged as collateral on the loan. In connection with the offering of Old Notes in October 2004, Mr. Bodal paid his loan in full.

Corporate Insurance Policies

We purchase corporate insurance policies from ABD Seattle-Sullivan & Curtis, or ABD, an insurance brokerage company in which Mr. Trond R. Bodal is the President. Mr. Trond R. Bodal is the brother of Bernt O.

Bodal, our Chairman and Chief Executive Officer. We paid ABD approximately $3.3 million, $2.7 million and $6.5 million in 2002, 2003 and 2004, respectively. No amounts were paid directly to Mr. Trond R. Bodal with respect to these insurance policies. We believe that the terms of the insurance policies we have obtained from ABD are no less favorable to us than those that would have been obtained from another insurance company.

Aircraft Charters

From time to time, ASLP has chartered an aircraft owned and operated by BJ Aviation LLC and Seattle Jet Services, Inc., companies in which Bernt O. Bodal initially had a 50% equity interest. During 2002 Mr. Bodal’s interest in BJ Aviation LLC was increased to 100% and his interest in Seattle Jet Services, Inc. was eliminated. ASLP chartered this aircraft to transport its and ASG’s executive officers and financial advisors. In 2002, ASLP paid BJ Aviation LLC and Seattle Jet Services, Inc. a total of $840,875. No amounts were paid directly to Mr. Bodal with respect to these charters, other than reimbursement of expenses incurred in the ordinary course of business. We believe that the foregoing transactions among ASLP and BJ Aviation LLC and Seattle Jet Services, Inc. were on arm’s-length commercial terms no less favorable than those that would have been obtained in comparable transactions with an unaffiliated third party. On December 31, 2002, the aircraft that ASLP had chartered was returned by BJ Aviation LLC to its lender and immediately thereafter leased on a long term basis by that lender to ASLP. In connection with that lease, Mr. Bodal agreed to indemnify and hold harmless ASLP from costs and losses associated with the extent to which that long-term lease is at a notional cost or value in excess of $5.7 million. Also on December 31, 2002, ASG entered into a month to month lease arrangement with ASLP for use of the aircraft. ASG’s lease expense to ASLP under this arrangement was $773,000 in 2003 and $878,000 in 2004. In March 2005, Bumblebee Seafoods LLC, a company in which Centre Partners, an investor which controls our board of directors, owns an interest, agreed to a two-year, non-exclusive charter of the aircraft from ASG pursuant to which it will pay a monthly fee of $37,500 and an hourly operating fee of $1,533.

In December 2004, ASG entered into a month-to-month charter arrangement with ASLP for the use of an additional aircraft. ASG’s monthly lease expense to ASLP under this arrangement is $159,000.

Mssrs. Bodal, Perekslis and Bodenman and Centre Partners have entered into time sharing agreements with ASG pursuant to which they can lease the new aircraft on an hourly basis at a rate that is slightly above ASG’s direct and incremental operating costs.

Guarantees of Corporate Debt

In December 2004, Mssrs. Bodal and Davis agreed to contribute to the capital of ASLP, our ultimate parent, $20.0 million and $2.8 million, respectively, in the event that ASG defaulted in the payment of any principal or interest due under its Credit Agreement. ASLP, in turn, agreed to “push down” such capital contributions to ASG. The contribution agreement will remain in effect until the earlier of the repayment of all of the outstanding principal and interest owing under our Credit Agreement or January 16, 2006.

Consulting Agreements

In December 2004, ASG entered into a consulting agreement with Jeffrey Davis, a member of our Board of Directors since February 2002. Under the terms of the consulting agreement, ASG will pay Mr. Davis $175,000 per year for consulting services. The agreement has a term of one year and is renewable for successive one year terms.

In February 2005, ASG entered into a separation agreement with Michael Hyde, President of American Seafoods Company LLC. Under the terms of the agreement, Mr. Hyde agreed to resign from his employment effective March 31, 2005 and to enter into consulting agreement with ASG pursuant to which he will receive monthly payments of $25,000. The consulting agreement has a term of one year but will automatically renew for successive one year terms unless notice is given prior to 180 days before the end of each term. The separation agreement further provides for payment to Mr. Hyde of his 2004 bonus, the continuation of his right to receive an additional $50,000 payment in 2005, vesting of his Series C options and the continuation of his Series E options during the term of the consulting agreement.

Certain Payments Relating to Financing Activities

In connection with the recapitalization of Holdings and its affiliates in April 2002, $5.7 million was paid to Centre Partners out of the distribution to our equityholders for providing management and financial consulting services to us. In addition, we reimbursed Centre Partners for out-of-pocket expenses they incurred in connection with the recapitalization.

In October 2004, we distributed the net proceeds of our Senior Discount Notes offering to our parent, American Seafoods Holdings LLC, which used approximately $32.7 million and $5.5 million to repurchase its outstanding redeemable preferred equity units and repay its indebtedness, respectively, held by the U.S. Equity Partners Funds. Mr. Majoros, one of our directors, is President and Chief Operating Officer of Wasserstein & Co., L.P., the manager of the U.S. Equity Partners funds. The balance of the net proceeds of approximately $78.8 million was distributed to our ultimate equity owners.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

In connection with our April 2002 recapitalization, ASG entered into a credit facility with a syndicate of banks, the administrative agent of which is Bank of America, N.A. The credit facility consists of a $75.0 million revolving credit facility and $370.0 million in term loans ($90.0 million Term A and $280.0 million Term B). Our obligations under the credit facility are secured by substantially all our assets. The agreement subjects us to various restrictive covenants, including limitations on our ability to prepay indebtedness (including the notes offered hereby and ASG’s senior subordinated notes) and incur additional indebtedness, and requires that we maintain specified financial ratios, such as maximum total leverage, minimum interest coverage and minimum fixed charge coverage.

In October 2004, ASG entered into an amendment to its credit facility that, among other things, (1) permitted the offering of Notes and the intended use of proceeds, (2) permitted the formation of the Issuers and provides for guarantees by the Issuers of ASG’s obligations under the credit facility and a pledge of ASG Consolidated’s ownership interests in ASG to secure the guarantee, (3) permitted the sale of certain distribution-related assets of Southern Pride up to an aggregate fair market value of $7.5 million, (4) amended the required leverage ratio beginning September 30, 2004 and made other covenant modifications to provide necessary covenant relief to us primarily due to recent adverse surimi prices and a decline in the performance of our catfish operations, and (5) excluded certain expenses we have incurred from the definition of EBITDA for our covenant calculations, including the write-off of offering costs of up to $19.0 million related to our cancelled initial public offering of IDSs.

Our ability to comply in future periods with the financial covenants in the credit facility depends on our ongoing financial and operating performance, which in turn is subject to economic conditions and to financial, business and other factors, many of which are beyond our control, and is substantially dependent on the selling prices of our products and our ability to successfully implement our overall business strategies.

ASG’s Senior Subordinated Notes

On April 18, 2002, ASG completed a private offering of $175.0 million principal amount of 10 1/8% Senior Subordinated Notes due 2010. These notes are guaranteed on a senior subordinated basis by all of ASG’s domestic subsidiaries. The indenture governing these notes contains various restrictive covenants, including limitations on the ability of ASG and its restricted subsidiaries to incur additional indebtedness, make restricted payments, create liens on assets to secure indebtedness, enter into transactions with affiliates and consolidate, merge or transfer all or substantially all of their assets. A registration statement under the Securities Act registering these notes became effective on October 15, 2002. On November 20, 2002, ASG completed an exchange offer of the privately placed notes for SEC registered notes. All of the privately placed notes were exchanged for registered notes. The indenture, dated as of April 18, 2002, among ASG, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee, contains provisions that define the rights of holders of these notes.

DESCRIPTION OF NEW NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Company” refers only to ASG Consolidated LLC, a limited liability company organized under the laws of the State of Delaware on September 28, 2004, and prior to such date, refers to American Seafoods Group LLC, and, in each case, not to any of their subsidiaries. The word “Issuers” refers only to ASG Consolidated LLC and its wholly owned corporate subsidiary and co-obligor on the Notes, ASG Finance.

The Issuers issued the Notes under an Indenture (the “Indenture”) among themselves and Wells Fargo Bank, National Association, as trustee (the “Trustee”), in a private transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement, which are attached hereto as exhibits, because they, and not this description, define your rights as holders of the Notes. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes

The Notes are unsecured senior obligations of the Issuers. The Notes rank pari passu in right of payment with all existing and future senior unsecured Indebtedness of the Issuers and senior in right of payment to any future unsecured subordinated Indebtedness of the Issuers. The Notes are effectively subordinated to secured Indebtedness of the Issuers to the extent of the value of the collateral securing such Indebtedness. As of December 31, 2004, after giving pro forma effect to the offering of the Notes, the Issuers’ only outstanding Indebtedness (other than the Notes) would have consisted of their guarantee of $306.1 million of borrowings by the Company’s Subsidiaries under the Credit Agreement. At such date, there would have been approximately $31.0 million of additional borrowing availability under the Credit Agreement (after taking into account $27.5 million of outstanding letters of credit), all of which would be guaranteed by the Issuers. The Issuers’ guarantee of borrowings under the Credit Agreement is secured by all the Issuers’ assets, consisting of the outstanding Capital Stock of American Seafoods Group.

The Company is a holding company and does not have any material assets or operations other than the ownership of Capital Stock of American Seafoods Group and ASG Finance. ASG Finance is a shell company and does not have any assets or operations. All of the Company’s operations are conducted through its Subsidiaries. Claims of creditors of the Company’s Subsidiaries other than ASG Finance, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Company’s creditors, including Holders of the Notes. The Notes, therefore, will be structurally subordinated to creditors (including trade creditors) of the Company’s Subsidiaries, other than ASG Finance. As of December 31, 2004, the Company’s subsidiaries (other than ASG Finance) had approximately $576.6 million of Indebtedness and other liabilities outstanding and there was approximately $31.0 million of additional borrowing availability under the Credit Agreement (after taking into account $27.5 million of outstanding letters of credit).

Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock by the Company’s Restricted Subsidiaries, such limitation is subject to a number of significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by the Company’s Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “Risk Factors—Risks Relating to the Notes—The Issuers are the sole obligors of the Notes, and ASG Consolidated’s subsidiaries, including ASG, will not guarantee the Issuers’ obligations under the Notes or have any obligation with respect to the Notes and, as such, the notes will be structurally subordinated to the debt and liabilities of ASG Consolidated’s subsidiaries.”

Since the Company’s operations are conducted through its Subsidiaries, its ability to make payment on the Notes is dependent on the earnings of, and the distribution of funds from, its Subsidiaries. However, other than ASG Finance which does not have any assets or operations, none of the Company’s Subsidiaries is obligated to make funds available to the Issuers for payment on the Notes. In addition, the terms of the Credit Agreement and the indenture (the “ASG Subordinated Notes Indenture”) governing the 10 1/8% Senior Subordinated Notes due 2010 issued by American Seafoods Group (the “ASG Subordinated Notes”) significantly restrict American Seafoods Group and its Subsidiaries from paying dividends and otherwise transferring assets to the Company. The Credit Agreement is expected to mature before cash interest is scheduled to be paid on the Notes, but it could be refinanced with another credit facility which contains similar restrictions and the ASG Subordinated Note Indenture will still be in effect and may not permit distributions to the Company in amounts sufficient to pay cash interest on the notes. Furthermore, the Indenture permits the Company’s Subsidiaries to incur additional Indebtedness that may also restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such Subsidiaries to the Company. See “Risk Factors—Risk Relating to the Notes—We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations; if we are unable to refinance ASG’s indebtedness to permit distributions in the future, we will have insufficient cash to make payments on the notes.”

Principal, Maturity and Interest

The Indenture provides for the issuance by the Issuers of Notes with an unlimited principal amount, of which $196 million aggregate principal amount at maturity will be issued in this offering. The Issuers may issue additional notes (the “Additional Notes”) from time to time. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers issued Notes in denominations of $1,000 principal amount at maturity and integral multiples thereof. The Notes will mature on November 1, 2011.

The Notes were issued at a substantial discount from their principal amount at maturity. Interest will accrue on the Notes at the rate of 11 1/2% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance and November 1, 2008, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the Notes on November 1, 2008 (the “Full Accretion Date”). Beginning on the Full Accretion Date, cash interest on the Notes will accrue at the rate of 11 1/2% per annum and will be payable semiannually in arrears on May 1 and November 1 of each year to Holders of record at the close of business on the April 15 or October 15 immediately preceding such interest payment dates, commencing May 1, 2009.

Although no cash interest will accrue on the Notes prior to the Full Accretion Date, for U.S. federal income tax purposes, a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accretes. See “Certain U.S. Federal Income Tax Considerations” for a discussion regarding the taxation of such original issue discount.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Issuers will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee initially acted as Paying Agent and Registrar. The Issuers may change the Paying Agent or Registrar without prior notice to the Holders, and the Issuers or any of their Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

The Company may not redeem the Notes prior to March 10, 2005. At any time thereafter and prior to November 1, 2007, the Company may redeem up to 35% of the aggregate principal amount at maturity of Notes issued under the Indenture at a redemption price of 111.500% of the Accreted Value at the redemption date, plus accrued and unpaid Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount at maturity of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by either of the Issuers and their respective Subsidiaries); and

(2) the redemption must occur within 45 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Issuers’ option prior to November 1, 2008. On or after November 1, 2008, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount at maturity) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2008	105.750%
2009	102.875%
2010 and thereafter	100.000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 principal amount at maturity or an integral multiple thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of

Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 45 days and no later than 75 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount at maturity of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount at maturity to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount at maturity of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company or American Seafoods Group would constitute a default under the Credit Agreement. The Credit Agreement and the ASG Subordinated Notes Indenture also restrict the ability of American Seafoods Group to pay dividends or make other distributions to the Company in order to fund the Company’s purchase of any Notes tendered. Any future credit agreements or other agreements relating to Indebtedness to which American Seafoods Group or any other Restricted Subsidiary of the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes or American Seafoods Group or any other Restricted Subsidiary is prohibited from paying dividends to fund the purchase of any Notes tendered, the Company could seek the consent of the lenders or creditors to the purchase of Notes or could attempt to refinance the Indebtedness that contains such prohibition. If the Company does not obtain such a consent or repay such Indebtedness, the Company will be unable to purchase any tendered Notes. In such case, the Company’s failure to purchase any tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and possibly the documents governing such other Indebtedness.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this clause (3), each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary written novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

(c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having a fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 7.5% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value.

Within 365 days of the receipt of any Net Proceeds from an Asset Sale, the Company may apply an amount equal to such Net Proceeds at its option:

(1) to permanently reduce Obligations of the Company under the Credit Agreement and other secured Indebtedness of the Company (and to correspondingly reduce commitments with respect thereto) or Indebtedness of the Company that ranks pari passu with the Notes (provided that, if the Company shall so reduce Obligations under such pari passu Indebtedness (other than Indebtedness of the Company that is also an Obligation of a Restricted Subsidiary), it will offer to equally and ratably reduce Obligations under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all

Holders of Notes to purchase at a purchase price equal to 100% of the Accreted Value thereof, plus accrued and unpaid interest, the pro rata Accreted Value of Notes), or Indebtedness of a Restricted Subsidiary, in each case, other than Indebtedness owed to the Company or an Affiliate of the Company; provided that, if an offer to purchase any Indebtedness of American Seafoods Group or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such offer will be deemed to exist following such offer;

(2) to acquire all or substantially all of the assets of a Permitted Business, or a majority of the Voting Stock of a Person engaged in a Permitted Business that becomes a Restricted Subsidiary;

(3) to make an investment or a capital expenditure in or that is used or useful in a Permitted Business; or

(4) to acquire other assets, other than current assets, in or that are used or useful in a Permitted Business.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will make an Asset Sale Offer to all Holders of Notes and all holders of pari passu Indebtedness of the Company containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount at maturity of Notes and such pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value of the Notes purchased plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate Accreted Value of Notes and pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such pari passu Indebtedness to be purchased on a pro rata basis based on the Accreted Value of Notes and such pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain asset sales events with respect to the Company or American Seafoods Group would constitute a default under the Credit Agreement. The Credit Agreement and the ASG Subordinated Notes Indenture also restrict the ability of American Seafoods Group to pay dividends or make other distributions to the Company in order to fund the Company’s purchase of any Notes tendered. Any future credit agreements or other agreements relating to Indebtedness to which American Seafoods Group or any other Restricted Subsidiary of the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes or American Seafoods Group or any other Restricted Subsidiary is prohibited from paying dividends to fund the purchase of any Notes tendered, the Company could seek the consent of the lenders or creditors to the purchase of Notes or could attempt to refinance the Indebtedness that contains such prohibition. If the Company does not obtain such a consent or repay such Indebtedness, the Company will be unable to purchase any tendered Notes. In such case, the Company’s failure to purchase any tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and possibly such other Indebtedness.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis.

No Notes of $1,000 principal amount at maturity or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount at maturity equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, Notes or portions thereof called for redemption will cease to accrete or accrue interest, as the case may be.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company, any direct or indirect parent of the Company or any Subsidiary of the Company (other than a Wholly Owned Restricted Subsidiary);

(3) make any voluntary payment on or with respect to, or any voluntary purchase, redemption, defeasance or other acquisition or retirement for value of, any Subordinated Indebtedness; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) (A) with respect to a Restricted Payment by the Company or any Restricted Subsidiary of the Company other than American Seafoods Group and its Restricted Subsidiaries, the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” (it being understood that for purposes of calculating the Fixed Charge Coverage Ratio for this purpose only, any of the Company’s noncash interest expense and amortization of original issue discount shall be excluded) or (B) with respect to a Restricted Payment by American Seafoods Group or any Restricted Subsidiary of American Seafoods Group, American Seafoods Group would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (ii) of the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after April 18, 2002 (excluding Restricted Payments permitted by clauses (2), (3), (5), (6), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company (it being understood that, for purposes of calculating Consolidated Net Income pursuant to this clause 3(a) only, any of the Company’s noncash interest expense and amortization of original issue discount shall be excluded) for the period (taken as one accounting period) from July 1, 2002 (which is the first date of the fiscal quarter immediately following the date of the ASG Subordinated Notes Indenture) to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by the Company since April 18, 2002 (which is the date of the ASG Subordinated Notes Indenture) as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than, in each case in this clause (b), Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c) to the extent that any Restricted Investment (including any such Restricted Investment in an Unrestricted Subsidiary) that was made after April 18, 2002 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (net of the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, but only if and to the extent such amounts are not included in the calculation of Consolidated Net Income.

So long as (with respect to clauses (4), (5), (6), (8), (10), (11) and (12) below) no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Company or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any Parent, the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the Closing Date, or dividends or distributions to effect such transactions; provided that the aggregate price paid, dividended or distributed for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

(6) payment of dividends or distributions by the Company to any Parent or member in amounts required for such person to pay franchise taxes and other fees required to maintain its existence and provide for all other actual out-of-pocket operating costs of such person, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and costs and expenses with respect to filings with the SEC, of up to $500,000 per fiscal year;

(7) the payment of dividends or distributions by the Company to the Company’s members (x) for so long as the Company is treated as a partnership or disregarded entity for Federal income tax purposes (a “Flow-Through Entity”), in an amount equal to the Permitted Tax Distributions and (y) for so long as the Company is not a Flow-Through Entity but is included in a consolidated or combined income tax group with the Parent or any of its Subsidiaries, in an amount equal to the Federal, state and local income tax obligations of the Company and its Subsidiaries as if the Company and its Subsidiaries filed separate income tax returns on a separate company basis; provided that, with respect to clause (y) of this clause (7), (a) the amount of dividends and distributions paid to enable the Parent to pay Federal, state and local income taxes at any time shall not exceed the amount of such Federal, state and local income taxes actually owing by the Parent at such time for the respective period and (b) any refunds received by the Parent attributable to the tax obligations of the Company and its Subsidiaries shall promptly be returned by the Parent to the Company;

(8) (a) repurchases of Capital Stock deemed to occur upon the cashless exercise of stock options and warrants; and

(b) cash paid in lieu of fractional Equity Interests (or dividends or distributions for such purpose) in an aggregate amount not to exceed $50,000;

(9) the payment of the Special Distribution by American Seafoods Group to its members on April 18, 2002;

(10) the declaration and payment of dividends to the Parent or members of the Company in an amount not to exceed the net proceeds received by the Company from the sale of the Notes on the Closing Date;

(11) the declaration and payment of dividends and distributions to holders of any class or series of Disqualified Stock of the Company or American Seafoods Group issued or incurred in accordance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that the dividends and distributions on such Disqualified Stock are included in the determination of the Fixed Charges used in computing compliance with such covenant; and

(12) other Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate amount not to exceed $10.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or preferred stock; provided, however, that (i) the Company may incur Indebtedness (including Acquired Debt) and may issue shares of Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred, or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1, and (ii) American Seafoods Group and any Restricted Subsidiary of American Seafoods may incur Indebtedness (including Acquired Debt) if the Fixed Charge Coverage Ratio for American Seafoods Group’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any Restricted Subsidiary of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $450 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to repay any Indebtedness under Credit Facilities (and, in the case of any revolving credit Indebtedness under a Credit Facility, to effect a corresponding commitment reduction thereunder) pursuant to the covenant “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by the Company and any Restricted Subsidiary of the Existing Indebtedness;

(3) the incurrence by the Issuers of Indebtedness represented by the Notes to be issued on the Closing Date and the Exchange Notes to be issued pursuant to the Registration Rights Agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), (14), (15) or (16) of this paragraph;

(6) (A) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof;

shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6); and

(B) the issuance of Disqualified Stock or preferred stock by any Restricted Subsidiary to the Company or to any other Restricted Subsidiary of the Company; provided, however, that:

(i) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is not the Company or a Restricted Subsidiary of the Company;

shall be deemed, in each case, to constitute an incurrence of such Disqualified Stock or preferred stock by the Company, or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations entered into for bona fide hedging purposes in the ordinary course of business, and not for speculative purposes;

(8) the guarantee by any Restricted Subsidiary of Indebtedness of a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company or American Seafoods Group, as the case may be, as accrued (other than as expressly permitted to be excluded by the terms of the Indenture);

(10) the incurrence by the Company’s Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (10);

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business in respect of workers’ compensation claims, self-insurance or similar requirements; provided, however, that, upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of obligations in respect of performance, appeal and surety bonds, completion guarantees, insurance bonds and other similar bonds provided by the Company or such Restricted Subsidiary in the ordinary course of business;

(13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that:

(a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on that balance sheet for the purpose of this clause (a)); and

(b) the maximum assumable liability in respect of that Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of those noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and/or that Restricted Subsidiary in connection with that disposition;

(14) the incurrence by any Restricted Subsidiary of the Company, other than American Seafoods Group and its Restricted Subsidiaries, of Acquired Debt; provided that, after giving effect to such Acquired Debt and the related acquisition or merger transaction as if the same had occurred at the beginning of the applicable four-quarter period, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of this covenant;

(15) the incurrence by any Restricted Subsidiary of the Company of Indebtedness; provided that, after giving effect to such incurrence of Indebtedness and the application of the net proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter period, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of this covenant; and provided further that the aggregate principal amount of Indebtedness incurred pursuant to this clause (15), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (15), shall not exceed $40.0 million at any time outstanding; and

(16) the incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (16), not to exceed $20.0 million at any time outstanding.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify, in any manner that complies with this covenant.

Liens

The Company will not create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness of the Company (other than Permitted Liens) upon any property or assets of the Company or any Restricted Subsidiary, or any income or profits therefrom, now owned or hereafter acquired (the “Initial Lien”), unless all payments due under the Indenture and the Notes are secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the Obligations so secured. Notwithstanding the foregoing, any Lien securing the Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon (a) the release by the holders of the Indebtedness described above of the Initial Lien on the property or assets of the Company or any Restricted Subsidiary or (b) any sale or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, the Restricted Subsidiary creating such Initial Lien (so long as no Lien attaches to any assets received in consideration for such sale or transfer).

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements and instruments relating to Existing Indebtedness or the Credit Agreement as in effect on the Closing Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in such agreements or instruments, as in effect on the Closing Date;

(2) the Indenture and the Notes;

(3) applicable law;

(4) any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries or merged with or consolidated into any Restricted Subsidiary of the Company, in each case, as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in leases or license agreements entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary, or all or substantially all of the assets of a Restricted Subsidiary, that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements or instruments governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements or instruments governing the Indebtedness being refinanced;

(9) Permitted Liens securing Indebtedness of the Company or Liens securing Indebtedness of any Restricted Subsidiary of the Company, in each case, permitted to be incurred under the terms of the Indenture to the extent restricting the transfer of the property or assets subject thereto;

(10) restrictions on cash or other deposits imposed by customers under agreements entered into in the ordinary course of business;

(11) customary supermajority voting provisions and customary provisions with respect to the disposition or distribution of assets or property, in each case contained in joint venture agreements entered into in the ordinary course of business;

(12) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; and

(13) other Indebtedness of any Restricted Subsidiary of the Company permitted to be incurred pursuant to an agreement entered into subsequent to the Closing Date in accordance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” provided that either (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Company, taken as a whole, as determined by the Board of Directors of the Company in good faith than the provisions contained in the Credit Agreement or in the ASG Subordinated Notes Indenture, in each case, as in effect on the Closing Date or (B) any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Board of Directors of the Company in good faith, to make scheduled payments of cash interest on the Notes when due.

Merger, Consolidation or Sale of Assets

The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation or limited liability company; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation or limited liability company, in the case of each of (a) and (b) above, organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided, however, that, if the Person formed by or surviving such consolidation or merger, or the transferee of such properties or assets, is a limited liability company, then there shall be a Restricted Subsidiary of such Person which shall be a corporation organized in the jurisdictions permitted by this clause (1) and a co-obligor of the Notes;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In the event of any transactions (other than a lease) described in and complying with this “Merger, Consolidation or Sale of Assets” covenant in which the Company is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise any right and power of, the Company, and the Company shall be discharged from its obligations, under the Indenture and the Notes, with the same effect as if such successor Person has been named as the Company herein.

In addition, neither the Company nor any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person except that a Restricted Subsidiary (other than American Seafoods Group LLC) may lease all or substantially all its properties or assets in compliance with the covenant described under “Repurchase at the Option of the Holders—Asset Sales”. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and/or its Restricted Subsidiaries;

(2) payment of directors’ fees and cash compensation, and the provision of customary indemnification, in each case consistent with the Company’s past practice, to directors, officers, employees and managers of any Parent or member of the Company or of the Company and its Restricted Subsidiaries, in each case for services rendered to the Company and its Restricted Subsidiaries;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments”;

(4) any agreement as in effect or entered into as of the Closing Date and described in “Certain Relationships and Related Transactions” herein or any amendment thereto so long as any such amendment is not more disadvantageous to the Company or the relevant Restricted Subsidiary or the Holders in any material respect than the original agreement as in effect on the Closing Date;

(5) the reimbursement of out-of-pocket expenses to the Principals or their Related Parties and their respective Affiliates for monitoring and consulting services rendered by them to the Company and its Restricted Subsidiaries in an amount not to exceed $200,000 in any fiscal year;

(6) payments by the Company or any of its Restricted Subsidiaries (directly or through any Parent or member) to the Principals or their Related Parties and their respective Affiliates of fees and out-of-pocket expenses for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by the majority of the Disinterested Members of the Board of Directors of the Company in good faith and are in an amount not to exceed 2.0% of the aggregate transaction value (or portion thereof) in respect of which such services are rendered, plus reasonable out-of-pocket expenses;

(7) the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(8) loans to Coastal Villages Pollock LLC, Central Bering Sea Fisherman’s Association and any other Person that enters into any community development fishing rights quota agreement with the Company or any of its Restricted Subsidiaries, provided that such loans are approved in good faith by a majority of the Disinterested Members of the Board of Directors of the Company and the principal amount of such loans at any time outstanding does not exceed $1,000,000;

(9) transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by the Company, its Restricted Subsidiaries and Persons who are not Affiliates of the Company;

(10) payments or loans to officers, directors, employees and managers of any Parent or member of the Company or of the Company or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case relating to the business of the Company and its Restricted Subsidiaries made in the ordinary course of business and in accordance with the policy of the Company, which policy is approved by the Board of Directors of the Company in good faith;

(11) issuance of Capital Stock of the Company in connection with employment incentive plans, employee stock plans, employee stock option plans and similar plans or arrangements approved by a majority of Disinterested Members of the Board of Directors of the Company and in accordance with the Company’s past practice; and

(12) transactions with customers, clients, suppliers or purchasers of goods or services, in each case in the ordinary course of business which are fair to the Company or its Restricted Subsidiaries in the determination of the Board of Directors of the Company including a majority of Disinterested Members of the Board of Directors.

Limitations on Issuances of Guarantees of Indebtedness

At any time upon the incurrence of the Guarantee of any Indebtedness of the Company by any Restricted Subsidiary of the Company (other than any such Guarantee of Indebtedness arising under the Credit Facilities with banks or other institutional lenders providing for revolving credit loans, terms loans, receivable financing or letters of credit), the Company will cause such Restricted Subsidiary to fully and unconditionally guarantee the Notes (a “Note Guarantee”) and to execute a supplement to the Indenture or such other documentation, satisfactory in form and substance to the Trustee, setting forth such Note Guarantee (and with any other documentation relating thereto as the Trustee shall require, including, without limitation, opinions of counsel as to enforceability of such Note Guarantee); provided, however, that if such Guarantee of such Restricted Subsidiary is provided in respect of Subordinated Indebtedness, the Guarantee or other instrument provided by such Restricted Subsidiary in respect of such Subordinated Indebtedness shall be subordinated to the Note Guarantee to the same extent such Subordinated Indebtedness is subordinated to the Notes.

The Indenture will provide that a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is a corporation or limited liability company, organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition complies with the “Asset Sale” provisions of the Indenture, including the application of the Net Proceeds therefrom.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale of Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) an affiliate of the Company in compliance with either clause (1) or clause (2) of the first paragraph of “Certain Covenants—Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries”;

(2) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(3) upon legal defeasance of the Company’s and all Guarantors’ obligations under the Notes and the Note Guarantees or satisfaction and discharge of the Indenture, in each case, in accordance with the provisions of the Indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event shall (1) either American Seafoods Group or ASG Finance be designated an Unrestricted Subsidiary and (2) the business currently operated by American Seafoods Group be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be a Restricted Investment made as of the time of such designation and that designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, convey, sell or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless:

(1) such conveyance, sale or other disposition is of all the Equity Interests in such Restricted Subsidiary and such conveyance, sale or other disposition complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”, including the application of the Net Proceeds therefrom; or

(2) if, immediately after giving effect to such conveyance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, (i) such conveyance, sale or other disposition is in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”, including the application of the Net Proceeds therefrom, and (ii) any remaining Investment in such Person would have been permitted to be made under “Certain Covenants—Restricted Payments” (other than as a Permitted Investment) if made on the date of such transfer, conveyance, sale, lease or other disposition.

In addition, the Company will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or shares of Capital Stock of foreign Restricted Subsidiaries required to be owned by foreign nationals under applicable law) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

ASG Finance Capital and Ownership Structure

ASG Finance will not, and the Company will not permit ASG Finance to (a) alter, amend or otherwise change its capital and ownership structure (including that 100% of the total voting power of shares of Capital Stock in ASG Finance entitled to vote in the election of directors shall at all times be directly owned and controlled by the Company), (b) issue, transfer, convey, sell, lease or otherwise dispose of any of its Equity Interests to any Person, (c) make any Investment in any Person or (d) conduct any business other than acting as co-obligor on the Notes.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such public information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Closing Date, if that default:

(a) is caused by a failure to make any payment due at final maturity of such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5,000,000 or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5,000,000, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary, all unpaid Accreted Value of, and premium, if any, and accrued and unpaid interest and Liquidated Damages, if any, on all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount at maturity of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the respective Event of Default and then all unpaid Accreted Value of, and premium, if any, and accrued and unpaid interest and Liquidated Damages, if any, on all outstanding Notes will become due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount at maturity of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the Notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member or stockholder of the Company, ASG Finance or any Guarantor (or of any holder of an Equity Interest in any of them), as such, shall have any liability for any obligations of the Issuers or any Guarantors under the Notes, the Indenture, any Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Notes and all obligations of any Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and any such Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and any Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the Accreted Value of, and interest and premium and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Closing Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of Notes over the other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount at maturity of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount at maturity of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the percentage of principal amount at maturity of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal or Accreted Value (or change the method of calculation of Accreted Value) of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes;

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount at maturity of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) except as otherwise permitted under the “Merger, Consolidation or Sale of Assets” covenant or the “Limitations on Issuances of Guarantees of Indebtedness” covenant, consent to the assignment or transfer by the Issuers or any Guarantor of any of their rights or obligations under the Indenture;

(10) amend or modify any of the provisions of the Indenture or the related definitions affecting the ranking of the Notes or any Note Guarantee in any manner adverse to the holders of the Notes or any Note Guarantee; or

(11) make any change in the preceding amendment and waiver provisions.

In addition, any amendment, change or modification of the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders—Change of Control” covenant, including, in each case, amending, changing or modifying any definition relating thereto, will require the consent of the Holders of at least 75% in aggregate principal amount at maturity of Notes then outstanding.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Issuers and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s, ASG Finance’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s, ASG Finance’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder (including but not limited to adding a Guarantor under the Indenture and adding additional collateral for the benefit of Holders of the Notes);

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

(6) to release any Guarantor from its Note Guarantee in accordance with the provisions of the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued and unpaid interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company, ASG Finance or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuers or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount at maturity of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

Book-Entry, Delivery and Form

The Notes are being offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). Notes also may be offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only against payment in immediately available funds.

Rule 144A Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Regulation S Global Notes” and, together with the Rule 144A Global Notes, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of this offering and the closing of this offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Global Notes may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “—Exchanges Between Regulation S Notes and Rule 144A Notes.”

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors.” Regulation S Notes will also bear the legend as described under “Notice to Investors.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Issuers nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes and the Issuers fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1) such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A; and

(2) the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that the Notes are being transferred to a Person:

(a) who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b) purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Same Day Settlement and Payment

The Issuers will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Issuers will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC’s settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the Registration Rights Agreement in its entirety, which is attached hereto as an exhibit, because it, and not this description, defines your registration rights as Holders of these Notes. See “—Additional Information.”

The Issuers and the Initial Purchasers will enter into the Registration Rights Agreement on or prior to the closing of this offering. Pursuant to the Registration Rights Agreement, the Issuers will agree to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Issuers will offer to the Holders of Notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Notes for Exchange Notes.

If:

(1) the Issuers are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2) any Holder of Notes notifies the Issuers prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) that it is a broker-dealer and owns Notes acquired directly from the Issuers,

the Issuers will file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

The Issuers will use their reasonable best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

The Registration Rights Agreement will provide that:

(1) the Issuers will file an Exchange Offer Registration Statement with the Commission on or prior to 180 days after the closing of this offering;

(2) the Issuers will use their reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 210 days after the closing of this offering;

(3) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Issuers will:

(a) commence the Exchange Offer; and

(b) issue Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, the Issuers will file the Shelf Registration Statement with the Commission as promptly as practicable after such filing obligation arises and use their reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to the later of 210 days after the closing of this offering or 75 days after such filing obligation arises.

If:

(1) the Issuers fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing; or

(2) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3) the Issuers fail to consummate the Exchange Offer within 45 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of Notes during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Issuers will pay liquidated damages to each Holder of outstanding Notes (“Liquidated Damages”) during the period of one or more Registration Defaults, with respect to the first 120-day period immediately following the occurrence of a Registration Default in an amount equal to 0.25% per annum of the Accreted Value on the preceding Semi-Annual Accrual Date of the Notes (which amount will be increased by an additional 25 basis points for each subsequent 90-day period that any liquidated damages continue to accrue; provided that the amounts at which liquidated damages accrue may in no event exceed 1.0% per annum of the Accreted Value on the preceding Semi-Annual Accrual Date of the Notes) in respect of the Notes held by such Holder until all Registration Defaults have been cured.

All accrued Liquidated Damages will be paid by the Issuers on May 1 and November 1 of each year, commencing with the first such date after the occurrence of a Registration Default until such Registration Default is cured, to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of Notes will be required to make certain representations to the Issuers (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Notes, a Holder will be deemed to have agreed to indemnify the Issuers against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Issuers.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture, which is attached hereto as an exhibit, for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Notes:

(1) if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
November 1, 2004	$639.19
May 1, 2005	$675.64
November 1, 2005	$714.81
May 1, 2006	$755.57
November 1, 2006	$799.37
May 1, 2007	$844.96
November 1, 2007	$893.94
May 1, 2008	$945.21
November 1, 2008	$1,000.00

(2) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Closing Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Closing Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have corresponding meanings.

“American Seafoods Group” means American Seafoods Group LLC, a Delaware limited liability company, the direct wholly-owned Subsidiary of the Company, and its successor and assigns.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition (including by way of merger, consolidation or sale and leaseback transactions) of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (in each case, other than Capital Stock constituting directors’ qualifying shares or shares of Capital Stock of foreign Restricted Subsidiaries required to be owned by foreign nationals under applicable law).

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1,000,000;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(7) the disposition of assets received in settlement of obligations owing to the Company or any Restricted Subsidiary, which obligations were incurred in the ordinary course of business; and

(8) the exchange of assets held by the Company or any Restricted Subsidiary (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) for assets held by any Person or entity (including Equity Interests of such Person or entity), provided that (i) the assets received by the Company or such Restricted Subsidiary in any such exchange will immediately constitute a Permitted Investment in a Permitted Business or will immediately constitute, be part of, or be used in a Permitted Business which is conducted in a Restricted Subsidiary; (ii) any such assets are of a comparable fair market value to the assets exchanged as determined in good faith by the Board of Directors of the Company (which determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million), and (iii) in the case of an exchange involving a vessel, the assets received by the Company or a Restricted Subsidiary must represent a vessel which shall be substantially similar in all material respects to the vessel exchanged, including with respect to fishing and processing capability and the ability under applicable regulatory requirements to fish.

“Assumed Tax Rate” means, with respect to any specified Person, for or in respect of any Tax Period of such Person and any item of income, the greater of (x) the maximum combined United States federal, New York State and New York City tax rate applicable during such Tax Period to such item of income if included in income by an individual resident of New York City, and (y) the maximum combined United States federal, New York State and New York City tax rate applicable during such Tax Period to such item of income if included as New York source income by a corporation doing business in New York City, provided that with respect to clauses (x) and (y), the New York State tax rate shall be taken into account only if such Person is treated as a partnership for New York State income tax purposes and the New York City tax rate shall be taken into account only if such Person is treated as a partnership for New York City income tax purposes. In computing the Assumed Tax Rate, effect will be given to the deductibility for federal income tax purposes of state and local income taxes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have corresponding meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited);

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; and

(5) any of the forgoing that is part of a linked security or unit upon the original issuance thereof.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Fitch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) securities issued by any state of the United States of America or any political subdivision of any such state or any agency or instrumentality thereof maturing within one year of the date of acquisition thereof and, at the time of acquisition, having a rating of at least AAA from Standard & Poor’s Rating Services or at least Aaa from Moody’s Investors Services Inc.;

(6) commercial paper having a rating of at least A-1 from Standard & Poor’s Rating Services or at least P-1 from Moody’s Investors Services, Inc. and in each case maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“CDQ Group Investors” means any Person that enters into any community development fishing rights quota agreement with the Company or any of its Subsidiaries.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of any Parent or the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), (a) prior to a Public Equity Offering, the result of which is that the Principals and their Related Parties become the Beneficial Owner of less than 50% of the voting power of all classes of Voting Stock of any Parent or the Company or, (b) after a Public Equity Offering, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly of 35% or more of the voting power of all classes of Voting Stock of any Parent or the Company, as the case may be, and is or becomes, directly or indirectly, the Beneficial Owner of a greater percentage of the voting power of all classes of Voting Stock of such Parent or the Company, as the case may be, than the percentage beneficially owned by the Principals and their Related Parties;

(4) the first day on which a majority of the members of the Board of Directors of any Parent or the Company are not Continuing Directors;

(5) any Parent or the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into any Parent or the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of such Parent or the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of such Parent or the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and, (B) immediately after such transaction (a) prior to a Public Equity Offering, the Principals and their Related Parties become the Beneficial Owner of not less than 50% of the voting power of all classes of Voting Stock of the surviving or transferee Person or, (b) after a Public Equity Offering”, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than the Principals and their Related Parties, becomes, directly or indirectly, the Beneficial Owner of 35% or more of the voting power of all classes of Voting Stock of the surviving or transferee Person and is or becomes, directly or indirectly, the Beneficial Owner of a greater percentage of the voting power of all classes of Voting Stock of such surviving or transferee Person than the percentage beneficially owned by the Principals and their Related Parties; or

(6) the Company ceases to legally and beneficially own, directly or indirectly, 100% of the issued and outstanding Capital Stock of American Seafoods Group.

“Closing Date” shall mean the date of closing with respect to the issuance and sale of the Notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for Federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period (or distributions in lieu thereof in respect of allocable income), to the extent that such provision for taxes or such distributions were deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether or not paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations described under clause (1) of the definition thereof), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than (i) the accrual of revenue consistent with past practice and (ii) any item reversing or reducing any non-cash accrual of or reserve for cash expenses in any future period, which accrual or reserve was previously deducted in computing Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow of such Person only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders unless (x) such restriction with respect to the payment of dividends or similar distribution has been waived or (y) such restriction is permitted by the covenant described under “Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary of such specified Person shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless (x) such restriction with respect to the payment of dividends or similar distribution has been waived or (y) such restriction is permitted by the covenant described under “Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(4) all financial advisory fees, accounting fees, legal fees, and the similar advisory and consulting fees, related out-of-pocket expenses and printing expenses incurred in connection with the IDS Transaction, all as described in the prospectus and in an amount not to exceed $19.0 million, shall be excluded;

(5) the cumulative effect of a change in accounting principles shall be excluded; and

(6) if such Person is a Flow-Through Entity, for purposes of the calculations under the covenant “Restricted Payments”, the Net Income of such Person for such period shall be reduced by the amount of Permitted Tax Distributions made or which may be made with respect to such period pursuant to the definition thereof.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the Closing Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, as in effect on the Closing Date, by and among American Seafoods Group, American Seafoods Consolidated LLC, Bank of America, N.A., as Agent, and Banc of America Securities LLC, as Lead Arranger, and the other Lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration (as determined in good faith by the Board of Directors of the Company, which determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million) received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disinterested Member of the Board of Directors” means, with respect to any proposed transaction between (i) the Company or a Restricted Subsidiary, as applicable, and (ii) an Affiliate thereof (other than the Company or a Restricted Subsidiary), a member of the Board of Directors of the Company or such Restricted Subsidiary, as applicable, who would not be a party to, or have a financial interest in, such transaction and is not an officer, director or employee of, and does not have a financial interest in, such Affiliate. For purposes of this definition, no person would be deemed not to be a Disinterested Member of the Board of Directors solely because such person holds Equity Interests in the Company.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering of Capital Stock (other than Disqualified Stock or Capital Stock that by its terms has a preference in liquidation or as to dividends over any other Capital Stock) of the Company or (to the extent the net cash proceeds therefrom are contributed to the capital of the Company) any Parent (other than (i) an offering pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company and (ii) an offering with aggregate net proceeds to the Company or any Parent, as applicable, of less than $5.0 million).

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Closing Date (including, but not limited to, the ASG Subordinated Notes) until such amounts are repaid.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount (other than any amortization of debt issuance costs arising from the financing related to the Recapitalization, but only with respect to such amounts of debt issuance costs as are in excess of $20.7 million), non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations described under clause (1) of the definition thereof; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) (a) if such Person or Restricted Subsidiary is a Flow-Through Entity, all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries (other than (x) dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person and (y) Permitted Tax Distributions and any payments reflecting capital account allocations pursuant to the terms of the membership or partnership agreement relating to such Flow-Through Entity), or (b) if such Person or Restricted Subsidiary is not a Flow-Through Entity, the product of (I) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries (other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person), times (II) a fraction, the numerator of which is one and the denominator of which is one minus the actual combined highest marginal Federal, state and local tax rate (giving effect to the deductibility for federal income tax purposes of state and local income taxes) then in effect applicable to such Person or Restricted Subsidiary, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on April 18, 2002.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means any Restricted Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture, and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

(2) currency exchange swap agreements, currency exchange cap agreements, currency exchange collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in currency values; and

(3) fuel swap agreements and other agreements or arrangements designed to protect such Person against fluctuations in fuel prices.

“IDS Transaction” means the cancelled initial public offering in 2004 of income deposit securities by a parent entity of American Seafoods Group.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Board of Directors of the Company unless such fair market value exceeds $10.0 million, in which event the determination of the Board of Directors must be based upon the opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing) and (B) the amount of such Indebtedness of such other Persons; and (y) to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made consistent with past practices), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Investors” means any current or future individuals who are or become executive officers or members of senior management of the Company and Restricted Subsidiaries including, without limitation, Bernt Bodal, Michael Hyde, Jeffrey Davis, Brad Bodenman, Inge Andreassen, Amy Humphreys, John Cummings and Matthew Latimer, in their capacities as individual investors of membership interests in American Seafoods Holdings LLC.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss;

(3) the net unrealized foreign exchange gains or losses, together with any related provision for taxes on such gains or losses, as reflected on the Statement of Cash Flows of such Person, to the extent they would otherwise be reflected in the Net Income of such Person in the absence of this clause (3);

(4) any non-cash compensation charge or expense, together with any related provision for taxes on such charge or expense, arising from any grant of stock, stock options or other equity based awards (collectively, “Equity Based Awards”), except that Net Income shall reflect (a) any non-cash compensation charge or expense arising in respect of an Equity Based Award that, by its terms, is intended to be settled or payable in cash, and (b) in respect of an Equity Based Award that, by its terms, is not intended to be settled or payable in cash but is in fact so settled or paid, the full non-cash and cash compensation charge or expense arising from such Equity Based Award (including the aggregate net charge or expense previously excluded from the determination of Net Income pursuant to this clause (4)), which charge or expense shall be deemed included in full in the fiscal period of such Person in which such cash settlement or payment occurs; and

(5) any non-cash charge, together with any related provision for taxes on such charge, related to the write off of goodwill or intangibles as a result of impairment, in each case, as required by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 or Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144.

Any reference herein to related provisions for taxes includes, if such Person is a Flow-Through Entity, any Permitted Tax Distributions made or which may be made by such Person to permit its direct and indirect members or partners to pay Federal, state and local income taxes arising as a result of the event described in the foregoing clauses (1) through (5).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements (or if the Company is a Flow-Through Entity, Permitted Tax Distributions made or which may be made by the Company with respect to income or gain arising as a result of such Asset Sale), and amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes and the ASG Subordinated Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means any direct or indirect parent company of the Company, it being understood that ASC, Inc. so long as it owns less than 50% interest in the Company, is not a Parent.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Company and its Restricted Subsidiaries on the Closing Date and other businesses reasonably related or ancillary thereto.

“Permitted Investments” means:

(1) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company and any Investment representing Indebtedness incurred by a Restricted Subsidiary in compliance with clause 6(A) of the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Wholly Owned Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company or received as a contribution to equity from a Parent;

(6) Hedging Obligations;

(7) any Investment received in compromise or settlement of obligations of any Person incurred in the ordinary course of business, including pursuant to any plan or reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(8) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, worker’s compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

(9) loans and advances to directors, officers and employees of the Company or its Restricted Subsidiaries in the ordinary course of business in an amount not to exceed $1.0 million at any one time outstanding;

(10) foreign currency received in the ordinary course of business (and related deposit accounts) or held by the Company or any Restricted Subsidiary in the ordinary course of business in connection with entering into or fulfilling Hedging Obligations; and deposits made or other cash collateral provided with respect to Hedging Obligations;

(11) Investments in existence, or made pursuant to legally binding written commitments in existence, on the Closing Date;

(12) Investments in any of the Notes, the Exchange Notes or the ASG Subordinated Notes; and

(13) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since April 18, 2002, not to exceed $25.0 million at any time outstanding.

“Permitted Liens” means:

(1) Liens on the assets of the Company and/or its Restricted Subsidiaries to secure the Company’s guarantee of Indebtedness of its Restricted Subsidiaries under the Credit Facilities with banks or other institutional lenders providing for revolving credit loans, terms loans, receivable financing or letters of credit.

(2) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(3) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary; and

(4) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(5) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(6) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other similar obligations (exclusive of obligations for the payment of borrowed money) incurred in the ordinary course of business;

(7) Liens existing on the Closing Date.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either (i) by the Company or (ii) by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Permitted Tax Distributions” means for or in respect of any fiscal year or other tax period (each a “Tax Period”) of the Company, a distribution to Parent (for distribution to the ultimate owners of Parent (the “Ultimate Owners”)) and the other members of the Company in an amount equal to the product of (x) each amount included in the Taxable Income of American Seafoods Group for such Tax Period multiplied by (y) the Assumed Tax Rate with respect to each such amount.

Permitted Tax Distributions shall be calculated and made in advance of the dates on which estimated tax payments relating to the pertinent Tax Period are due, and shall be made without regard to the actual tax status of any Ultimate Owner or member of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Centre Partners Management LLC and any funds or other investment vehicles managed by Centre Partners Management LLC or its affiliates, the Management Investors, Coastal Villages Pollock LLC, Central Bering Sea Fishermans Association, Bristol Bay Economic Development Corporation, all CDQ Group Investors, and U.S. Equity Partners II L.P. and affiliated funds of Wasserstein & Co.

“Public Equity Offering” means an offer and sale of common stock (other than Disqualified Stock, but including any share or unit of common stock that is part of any linked security or unit on original issuance thereof and only to the extent of such share or unit of common stock) of (i) the Company, (ii) a Parent or (iii) any member of a Parent organized for the purpose of achieving, directly or indirectly, public ownership of a Parent, in each case pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Recapitalization” has the meaning ascribed to such term in the ASG Subordinated Notes Indenture.

“Related Party” means:

(1) with respect to any Principal other than an individual, any controlling stockholder, partner, member, or 80% (or more) owned Subsidiary;

(2) with respect to any Principal other than an individual, any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1); or

(3) with respect to any Principal that is an individual, (x) any immediate family member, heir, executor or legal representative of such individual or (y) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more individuals who are Management Investors or members of their immediate families.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Closing Date; provided, however, that every reference to 10% in such definition shall be 5% for purposes of the Notes.

“Special Distribution” has the meaning ascribed to such term in the ASG Subordinated Notes Indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means any Indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Taxable Income” means, with respect to American Seafoods Group for any Tax Period, the taxable income of American Seafoods Group determined for Federal income tax purposes as if American Seafoods Group were an individual for Federal income tax purposes; provided, however, that such taxable income shall be reduced by the aggregate amount of net losses from prior fiscal years of American Seafoods Group beginning on or after January 28, 2000 except to the extent that such net losses have already been taken into account in determining Taxable Income for any Tax Period.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent consolidated balance sheet of the Company.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has at least one director on its Board of Directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenants described above under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” and “Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than shares of Capital Stock constituting directors’ qualifying shares or shares of Capital Stock of foreign Restricted Subsidiaries required to be owned by foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the exchange, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to U.S. Holders (as defined below) that will hold notes as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)). For purposes of this summary, “U.S. Holders” means beneficial owners of the notes that are, for U.S. federal income tax purposes, (i) individual citizens or residents of the U.S., (ii) corporations (or other entities taxable as corporations) created or organized in or under the laws of the U.S. or of any state or political subdivision thereof, (iii) estates, the income of which is subject to U.S. federal income taxation regardless of the source of such income and (iv) trusts (A) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons over all substantial decisions of the trust or (B) that have made a valid election to be treated as a U.S. person for U.S. federal income tax purposes. Beneficial owners of the notes that are not U.S. Holders and are not partnerships or pass-through entities for U.S. federal income tax purposes (“Non-U.S. Holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below under “Non-U.S. Holders”), dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes, U.S. expatriates, regulated investment companies, partnerships or other pass-through entities for U.S. federal income tax purposes (except to the extent set out below), holders whose functional currency is not the U.S. dollar or persons deemed to sell notes under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchasers of the notes who purchased the notes at their “issue price” as defined in Section 1273 of the Code (which for this purpose is the first price at which a substantial amount of the notes were sold to the public for money, excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers) in the original offering and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the U.S. federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

Holders of notes should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Exchange of Notes Pursuant to Exchange Offer

The exchange of a note for an exchange note as described under “Description of New Notes—Registration Rights” will not constitute a taxable exchange of the note and thus a holder will not recognize taxable gain or loss upon the receipt of an exchange note. A holder’s holding period for an exchange note will include the holding period for the note so exchanged and such holder’s adjusted tax basis in (and OID includible with respect to) the exchange note will be the same immediately after the exchange as the adjusted tax basis in (and OID includible with respect to) the note so exchanged immediately before such exchange.

U.S. Holders

Original Issue Discount

The notes have been offered with original issue discount, or OID, for U.S. federal income tax purposes. The total amount of OID on the notes is equal to the excess of the stated redemption price at maturity over the issue price of the notes. The stated redemption price at maturity of the notes will equal the sum of all payments due under the notes (including any stated interest payments required to be paid on or after May 1, 2009). As a result, regardless of any U.S. Holder’s method of accounting, each U.S. Holder will be required to accrue its pro rata share of OID on the notes on a constant-yield basis and include such accruals in gross income in advance of the receipt of cash payments on the notes to which the income is attributable.

Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or OID income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Our failure to file or cause to be declared effective a shelf registration statement as described under “Description of New Notes—Registration Rights” may result in the payment of predetermined liquidated damages in the manner described therein. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and we do not intend to treat such possibility as affecting the yield to maturity of any note. In the event such contingency occurs, it would affect the amount, and possibly the timing and character, of the income that must be recognized by a U.S. Holder. Our determination regarding the remoteness of such contingency is binding on each U.S. Holder unless the U.S. Holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS and there can be no assurance that the IRS will agree with the position that we intend to take.

The notes are likely to be treated for U.S. federal income tax purposes as applicable high yield discount obligations, or AHYDOs. As a result, the ability of our direct or indirect corporate equity-owners to deduct their allocable share of the OID on the notes would be significantly limited. The availability of a dividends-received deduction under the AHYDO rules for corporate U.S. Holders with respect to payments on the notes is unclear because we are treated as a partnership for U.S. federal income tax purposes. We do not intend to provide information regarding the availability of a dividends-received deduction with respect to payments on the notes to corporate U.S. Holders.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange (other than pursuant to the exchange offer), retirement or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, retirement or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder, increased by any amount previously included in income by such U.S. Holder as OID, and reduced by any payments on the note. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the note is more than one year at the time of sale or exchange. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 15%. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders

In general, subject to the discussion below concerning backup withholding:

(a) Payments of principal or interest on the notes (including OID) by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of our capital or profits interests within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, (iv) such interest is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S., or, if certain U.S. income tax treaties apply, is so connected but is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, and (v) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied;

(b) A Non-U.S. Holder of a note will not be subject to U.S. federal income tax on gains realized on the sale, exchange, retirement or other taxable disposition of such note unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met or (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder; and

(c) Interest on notes (including OID) not excluded from U.S. federal income tax or withholding tax as described in (a) above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax, or where the interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S., as discussed below.

To satisfy the certification requirements referred to in (a) (v) above, Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that either (i) the Non-U.S. Holder certifies, under penalties of perjury, to us or our paying agent, as the case may be, that such Non-U.S. Holder is not a U.S. person, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a “Financial Institution”) and holds the note on behalf of the Non-U.S. Holder certifies, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the Non-U.S. Holder and furnishes the payor with a copy thereof. Such requirement will be fulfilled if the Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person, or any Financial Institution holding the note on behalf of the Non-U.S. Holder files a statement with the withholding agent to the effect that it has received such a statement from the Non-U.S. Holder (and furnishes the withholding agent with a copy thereof). A Non-U.S. Holder that is treated as a partnership for U.S. federal tax purposes generally will be required to provide an IRS Form W-8IMY and to attach an appropriate certification by each beneficial owner of the Non-U.S. Holder (including, in certain cases, such beneficial owner’s beneficial owners). Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding these possible additional reporting requirements.

If a Non-U.S. Holder is engaged in a trade or business in the U.S. and if interest on the note (including OID), or gain realized on the sale, exchange, retirement or other taxable disposition of the note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, will generally be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as if it were a U.S. Holder. In such case, in lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if a Non-U.S. Holder engaged in a trade or business in the U.S. is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments.

Backup Withholding and Information Reporting

Backup withholding of U.S. federal income tax at a current rate of 28% may apply to payments (including OID) pursuant to the terms of a note to a U.S. Holder that is not an “exempt recipient” and that fails to provide certain identifying information (such as the holder’s taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note must also be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption.

In the case of payments of interest (including OID) on a note to a Non-U.S. Holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

Payments of the proceeds of the sale of a note to or through a foreign office of a broker that is a U.S. person or a “U.S. related person” (a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or a foreign partnership with certain connections to the U.S.) are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

Payments of the proceeds of a sale of a note to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

In addition, the amount of interest (including OID) paid with respect to a note to or on behalf of a Non-U.S. Holder and the amount of tax, if any, withheld from such payments must generally be reported annually to such Non-U.S. Holder and the IRS. The IRS may make such information available under the provisions of an applicable tax treaty to the tax authorities in the jurisdiction in which such Non U.S. Holder is a resident.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a note will be allowed as a refund or credit against such holder’s U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

A holder of a note should consult with its tax advisor regarding the application of the backup withholding and information reporting rules to its particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each holder should consult its tax advisor as to the particular U.S. federal, state, and local tax consequences of exchanging, holding and disposing of the notes. Tax advisors should also be consulted as to the U.S. estate and gift tax consequences and the foreign tax consequences of exchanging, holding and disposing of the notes, as well as the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, 90 days after the date of this prospectus, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the New Notes will be passed upon for us by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The consolidated financial statements of ASG Consolidated LLC as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2004 financial statements refers to a change to the accounting policy for classification of shipping and handling costs.

INDEX TO FINANCIAL STATEMENTS

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Members

ASG Consolidated LLC:

We have audited the accompanying consolidated balance sheets of ASG Consolidated LLC and subsidiaries (the Company) as of December 31, 2003 and 2004 and the related consolidated statements of operations, members’ equity (deficit) and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASG Consolidated LLC and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its accounting policy for classification of shipping and handling costs in 2004.

/s/    KPMG LLP

Seattle, Washington

March 28, 2005

ASG CONSOLIDATED LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$5,268	$1,577
Trade accounts receivable, net of allowance of $691 and $1,460	38,155	38,042
Receivables from related parties	111	98
Inventories	53,549	50,647
Prepaid expenses	4,549	8,062
Unrealized gains on derivatives	3,275	—
Other	6,213	5,114

Total current assets	111,120	103,540

Property, vessels and equipment, net	225,965	198,335
Capital projects in process	436	1,835

Other assets:
Cooperative and fishing rights, net of accumulated amortization of $61,255 and $65,302	86,321	83,093
Goodwill	40,847	33,676
Deferred financing costs, net of accumulated amortization of $8,347 and $13,658	27,951	27,827
Other intangibles, net of accumulated amortization of $521 and $1,078	4,433	3,944
Unrealized gains on derivatives	1,543	2,063
Restricted cash	419	405
Receivable from related party	6,000	—
Other	14,413	8,421

Total other assets	181,927	159,429

Total assets	$519,448	$463,139

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$40,743	$32,516
Current portion of long-term debt	15,929	26,547
Unrealized losses on derivatives	6,919	10,983
Payables to related parties	1,609	1,900

Total current liabilities	65,200	71,946

Long-term liabilities:
Long-term debt, net of current portion	511,353	582,258
Unrealized losses on derivatives	37,017	50,112
Payable to related party	17,037	—

Total long-term liabilities	565,407	632,370

Total liabilities	630,607	704,316

Commitments and contingencies

Minority interest in consolidated subsidiary	982	—

Members’ equity (deficit):
Members’ deficit	(62,498)	(195,135)
Accumulated other comprehensive loss	(49,643)	(46,042)

Total members’ equity (deficit)	(112,141)	(241,177)

Total liabilities and members’ equity (deficit)	$519,448	$463,139

The accompanying notes are an integral part of these consolidated financial statements.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year ended December 31.
	2002	2003	2004
Net sales and revenues:
Seafood sales	$331,978	$409,001	$460,579
Revenues—related parties	709	—	—
Other	185	2,362	1,088

Total sales and revenues	332,872	411,363	461,667
Cost of sales:
Cost of sales, including depreciation and amortization of $38,013, $38,993 and $42,960	188,174	266,225	319,248
Cost of sales—related parties	22,736	17,324	21,257
Shipping and handling costs	23,993	25,697	32,246

Gross profit	97,969	102,117	88,916

Operating expenses:
Selling, general and administrative expenses, excluding equity-based compensation and related parties	30,041	33,536	31,479
Selling, general and administrative expenses-related parties	948	1,657	1,804
Equity-based compensation	20,929	4,703	2,931
Amortization and depreciation	2,298	3,227	3,107
Goodwill impairment	—	—	7,171

Operating income	43,753	58,994	42,424

Other income (expense):
Interest expense	(34,076)	(40,573)	(42,170)
Write off of recapitalization transaction costs	—	—	(19,264)
Foreign exchange gains (losses), net	18,982	(4,030)	(5,814)
Other derivatives gains (losses), net	—	—	(7,098)
Related party interest income (expense), net	(4,744)	288	228
Interest income	55	67	75
Minority interest	401	(179)	—
Loss from debt repayment and related write-offs	(15,711)	—	—
Other	(83)	113	(106)

Total other income (expense)	(35,176)	(44,314)	(74,149)

Income (loss) before income taxes	8,577	14,680	(31,725)
Income tax provision	81	41	31

Net income (loss)	$8,496	$14,639	$(31,756)

The accompanying notes are an integral part of these consolidated financial statements.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Members’ Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity (Deficit)	Comprehensive Income (Loss)
Balance, December 31, 2001	$123,818	$31,069	$154,887
Distributions to members	(206,015)	—	(206,015)
Contribution of interest in subsidiary	1,444	—	1,444
Net income	8,496	—	8,496	$8,496
Other comprehensive loss:
Unrealized losses on derivative instruments designated as hedges, net	—	(37,401)	(37,401)	(37,401)
Translation adjustment	—	8	8	8

Comprehensive loss				$(28,897)

Balance, December 31, 2002	$(72,257)	$(6,324)	$(78,581)

Distributions to members	(4,880)	—	(4,880)
Net income	14,639	—	14,639	$14,639
Other comprehensive loss:
Unrealized losses on derivative instruments designated as hedges, net	—	(43,319)	(43,319)	(43,319)

Comprehensive loss				$(28,680)

Balance, December 31, 2003	$(62,498)	$(49,643)	$(112,141)

Distributions to members	(123,053)	—	(123,053)
Contributions from members	22,172		22,172
Net loss	(31,756)	—	(31,756)	$(31,756)
Other comprehensive loss:
Unrealized gains on derivative instruments designated as hedges, net	—	3,600	3,600	3,600
Translation adjustment	—	1	1	1

Comprehensive loss				$(28,155)

Balance, December 31, 2004	$(195,135)	$(46,042)	$(241,177)

The accompanying notes are an integral part of these consolidated financial statements.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$8,496	$14,639	$(31,756)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	40,311	42,220	46,067
Unrealized (gains) losses on derivatives, net	(10,763)	10,332	23,514
Write off of recapitalization costs	—	—	19,264
Goodwill impairment	—	—	7,171
Amortization of deferred financing costs	3,849	5,228	5,311
Amortization of debt discount	485	—	2,832
Equity-based compensation	20,929	4,703	2,931
Loss on sale of property and equipment and other	—	211	142
Loss from debt repayment and related write offs	15,711	—	—
Minority interest	(401)	179	—
Change in operating assets and liabilities:
Trade accounts receivable, net	14,911	(11,228)	113
Net receivables and payables from related parties	(8,974)	—	304
Inventories, net of depreciation and amortization component	7,138	(21,673)	2,292
Prepaid expenses and other current assets	(156)	(4,019)	(2,414)
Other assets, net	77	(1,121)	(1,653)
Accounts payable and accrued expenses	2,443	6,987	(5,734)

Net cash flows from operating activities	94,056	46,458	68,384

Cash flows from investing activities:
Purchases of property, vessels and equipment	(9,431)	(12,313)	(12,948)
Related party (loans) repayment	(6,000)	—	6,000
Purchase of minority interest in Pacific Longline Company LLC	—	—	(1,800)
Additions to capital projects in process	—	(436)	(1,835)
Restricted cash withdrawals	—	—	14
Purchase of fishing rights	—	(1,016)	—
Acquisition of Southern Pride Catfish, net of acquired cash	(43,228)	—	—
Other	(106)	207	(271)

Net cash used in investing activities	(58,765)	(13,558)	(10,840)

Cash flows from financing activities:
Borrowings on long-term debt facilities	545,000	—	124,851
Distributions related to debt offerings	(187,279)	—	(119,755)
Principal payments on long-term debt	(323,177)	(55,520)	(23,160)
Net borrowings (repayments) on revolving debt facilities	(10,000)	37,499	(23,000)
Payment of recapitalization costs	—	(4,760)	(13,886)
Financing costs	(36,850)	(484)	(5,187)
Tax and other distributions to members	(18,736)	(4,880)	(3,298)
Capital contributions	—	—	2,200
Principal payments on obligations to related party	(1,350)	(4,638)	—
Other	—	(21)	—

Net cash used in financing activities	(32,392)	(32,804)	(61,235)

Net increase (decrease) in cash and cash equivalents	2,899	96	(3,691)
Cash and cash equivalents at beginning of year	2,273	5,172	5,268

Cash and cash equivalents at end of year	$5,172	$5,268	$1,577

Supplemental disclosures of cash flow information: Cash paid during the year for:
Interest	$33,212	$34,970	$35,171
Non-cash financing activities:
Capital contribution	—	—	19,972

The accompanying notes are an integral part of these consolidated financial statements.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2004

Note 1.    Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

ASG Consolidated LLC (ASG Consolidated), a Delaware limited liability company, and its subsidiaries (collectively referred herein as the “Company”) harvest and process a variety of fish, either on board its sophisticated catcher-processor and freezer-longliner vessels or at its land-based processing facilities, and markets its products to its customers in North America, Asia and Europe. The Company is an at-sea harvester and processor of pollock, hake and cod in the U.S. In addition, the Company is a land-based processor of catfish and scallops, and secondary processor of pollock.

ASG Consolidated was organized on September 28, 2004, shall continue until December 31, 2050 unless sooner dissolved, and has no assets or operations other than the ownership of all the equity interests of American Seafoods Group LLC (ASG), a Delaware limited liability company, and ASG Finance, Inc., a Delaware corporation (ASG Finance). The owners of ASG Consolidated are American Seafoods Consolidated LLC (American Seafoods Consolidated) and ASC, Inc., both of which are held directly or indirectly by American Seafoods Holdings LLC (Holdings), which, in turn, is controlled by American Seafoods, L.P. (ASLP) and by its general partner, ASC Management, Inc. ASG Finance was incorporated in September 2004 and has no assets and conducts no operations. ASG Consolidated has one class of member interests, and the liability of the members is limited to their member interests.

The consolidated financial statements include the accounts of ASG Consolidated and its subsidiaries for all periods presented. Because this transaction was between entities under common control, the transfer of assets and liabilities was recorded at their carrying amounts, and prior period financial statements and financial information were restated to furnish comparative information. All significant intercompany transactions and balances are eliminated in consolidation.

ASG Consolidated, ASG Finance, and ASG have no independent assets or operations. ASG has outstanding public debt. Guarantees of ASG’s debt by its subsidiaries are full and unconditional and joint and several, any subsidiaries other than the subsidiary guarantors are minor, and there are no significant restrictions on the ability of ASG or any guarantor subsidiary to obtain funds from its subsidiaries by dividend or loan.

In October 2004, ASG Consolidated and ASG Finance issued senior discount notes (Senior Discount Notes), which are structurally subordinated to all debt and liabilities of its subsidiaries, including ASG. None of ASG Consolidated’s subsidiaries guarantee the Senior Discount Notes or are obligated to make distributions to ASG Consolidated, other than tax distributions allowed by the Company’s credit facilities. ASG’s ability to make distributions to ASG Consolidated will depend upon the operating results of ASG and its subsidiaries. ASG is subject to restrictions under its senior credit facility (Credit Agreement) and the indenture governing it’s publicly-traded senior subordinated notes (Senior Subordinated Notes).

Listed below are ASG’s principal operating subsidiaries with a description of their activities and the segment in which they are included. Each subsidiary is considered a reporting unit because it constitutes a business for which discrete financial information is available and management of each segment regularly reviews the operation results. At December 31, 2004, the principal operating subsidiaries are as follows:

At-sea processing segment:

•	American Seafoods Company LLC (ASC) harvests and performs primary processing of mainly pollock, through its seven catcher-processor vessels that operate in the Bering Sea and coastal waters off Washington and Oregon. ASC also markets, sells and distributes its products into the United States, Asian, and European markets. Each of the seven vessels is owned by a limited liability company that is a subsidiary of ASC.

•	Pacific Longline Company LLC (PLC) harvests and performs primary processing of mainly Pacific cod through its three freezer-longliner cod fishing vessels that operate in the Bering Sea. Each of the three vessels is owned by a limited liability company that is a subsidiary of PLC.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Land-based processing segment:

•	American Seafoods International LLC (ASI) operates a secondary processing plant for primarily frozen pollock and cod in New Bedford, Massachusetts, which includes cutting, breading and battering operations.

•	American Seafoods Processing LLC (ASP) operates a scallop processing facility in New Bedford, Massachusetts.

•	Southern Pride Catfish LLC (SPC) operates two catfish processing facilities in Alabama and processes and distributes catfish products primarily in the United States.

•	Southern Pride Catfish Trucking, Inc. (SPC Trucking) operates seafood distribution for ASI, ASP and SPC products and is a taxable entity.

Corporate History

The Original Acquisition. On January 28, 2000, ASLP purchased from Norway Seafoods, through its subsidiaries, six catcher-processors, one catcher-vessel, all of the outstanding stock of American Seafoods Company (now referred to as “ASC, Inc.”) and certain assets of Frionor USA (now called “ASI”) (Original Acquisition). ASC, Inc. was the operator of the six acquired vessels and the owner-operator of one additional catcher-processor vessel. ASG was formed in connection with the Original Acquisition. As part of the Original Acquisition, ASC, Inc. contributed its assets to ASG in exchange for member interests with preferred distribution rights. The Original Acquisition was accounted for as a purchase, and all of the debt, assets and goodwill and other intangible assets relating to the Original Acquisition have been “pushed down” to the balance sheet of ASG. The purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values on the date of Original Acquisition. The aggregate purchase price was $477.9 million, including acquisition costs. The Original Acquisition was financed through short-term seller financing, long-term debt and seller long-term subordinated promissory notes.

ASG Recapitalization. On April 18, 2002, ASG completed an offering of Senior Subordinated Notes in the amount of $175.0 million as part of a recapitalization (Recapitalization). Concurrently with the offering of the Senior Subordinated Notes, ASG entered into the Credit Agreement in the amount of $395.0 million including a $75.0 million revolving credit facility of which $5.9 million was borrowed at closing. The total amount borrowed was $500.9 million. The proceeds of the Recapitalization were used to:

•	repay all outstanding debt under ASG’s existing revolving credit and term loan agreement, which totaled $187.2 million;

•	make a distribution of $62.3 million to ASC, Inc. to repay all amounts outstanding on a senior subordinated promissory note due to Norway Seafoods;

•	pay related fees and expenses totaling $31.6 million;

•	distribute the remainder of the proceeds to American Seafoods Consolidated LLC, which, in turn, distributed these funds to Holdings. Holdings used these funds to repay all amounts outstanding on a senior subordinated promissory note due to Norway Seafoods, totaling $56.1 million, and make a distribution of $163.7 million to the members of Holdings.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

In addition, ASG distributed to its members cash on hand at the time of the Recapitalization. The aggregate amount distributed to ASG’s members was approximately $203.8 million, including $5.7 million of financing fees paid to a related party out of the distribution and payments for equity-based compensation of $10.8 million. At the time of repayment of the debt, ASG had unamortized debt discounts and deferred financing costs of $14.7 million. As a result of the repayment, these amounts were charged to loss from debt repayment and related write-offs on the statement of operations.

SPC Acquisition. On December 16, 2002, the Company, through its direct and indirect wholly-owned subsidiaries, purchased substantially all of the assets of Southern Pride Catfish Company, Inc. (SPCC), an Alabama corporation engaged in the business of catfish harvesting, processing and distribution and contributed these assets to SPC and SPC Trucking (referred herein collectively as “Southern Pride”). The purchase price was approximately $41.8 million in cash. In addition, the Company assumed liabilities of $3.8 million, paid off bank debt of SPCC in the amount of $2.4 million and incurred direct acquisition costs of approximately $1.0 million. The SPC Acquisition was financed with additional indebtedness under the Company’s Credit Agreement (see Note 8). Factors considered by management in the purchase price that resulted in goodwill included the historic and expected future cash flows of the acquired business and management’s belief that Southern Pride would complement and augment the Company’s existing production and distribution capacity. SPC complements the Company’s operations by adding a whitefish species, catfish, to the product line. With this addition, the Company has significant market positions in pollock, cod and catfish, the top three domestic whitefish species in terms of human consumption. The operations of Southern Pride are included in the Company’s consolidated financial statements since the acquisition date.

The allocation of purchase cost was approximately $11.7 million to current assets, $24.7 million to property and equipment, $4.9 million to other intangible assets and the residual to goodwill in the amount of $7.2 million, which was determined to be impaired in its entirety in the third quarter of 2004. Acquired intangible assets consist principally of a trade name and customer-based intangibles, each of which has an estimated life of ten years.

PLC Acquisition. On December 31, 2003, ASG received a contribution of an 80% ownership interest in PLC from Holdings. PLC is included in the Company’s consolidated financial statements for all periods presented as required under the guidance of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, for transactions involving the transfers of net assets between entities under common control.

Effective January 1, 2004, ASG purchased the remaining 20% interest in PLC from the third-party minority interest holder for $1.8 million. The purchase price exceeded the carrying amount of the minority interest at that date by approximately $0.8 million. The consideration in excess of the carrying amount of the minority interest was recorded as fishing rights, in the consolidated balance sheet as other intangible assets, and is being amortized through 2027.

Formation of ASG Consolidated. ASG Consolidated was formed in connection with the offering of 11 1/2% Senior Discount Notes in the aggregate principal amount of $196.0 million at maturity in November 2011. The Senior Discount Notes were issued at a substantial discount from their aggregate principal amount at maturity to generate gross proceeds of $124.9 million. The proceeds of the Senior Discount Notes were distributed, directly or indirectly, to American Seafoods Consolidated. American Seafoods Consolidated distributed such amount to its parent, Holdings, which used approximately $32.7 million to repurchase its outstanding redeemable preferred equity units and approximately $5.5 million to repay its indebtedness. ASG Consolidated also incurred related

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

fees and expenses totaling $4.3 million. The balance of approximately $81.9 million was distributed to ASLP, which in turn distributed the funds to its partners.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates impacting the financial statements include the estimated fair values of the assets and liabilities acquired in connection with the acquisitions, depreciable lives of property, vessels, and equipment, the amortization lives of cooperative and fishing rights and other intangibles, the fair values and the effectiveness of hedges against risks of foreign currency, interest and fuel price changes, the fair value of ASLP units used for equity-based compensation, capitalization of costs incurred and collectibility of receivables.

Concentration of Risk

A significant portion of the Company’s sales are denominated in Japanese yen. Material changes in the yen to dollar exchange rates have had and could have a significant impact on the Company. In an effort to manage foreign exchange risk, the Company has certain foreign exchange contracts that require collateral of cash or letters of credit, which could have an adverse impact on the Company’s liquidity.

The Company’s operations are concentrated in the highly regulated fishing and seafood industry. Material changes in these industries or the applicable regulations have had and could have a significant impact on the Company.

The quality and quantity of the fish harvested and processed could be impacted by biological and environmental risks such as disease and pollution.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Revenue Recognition

The Company recognizes revenues and records accounts receivable balances when persuasive evidence of an arrangement exists, delivery has occurred to the extent required by the sales terms agreed to with the customer, the price is fixed or determinable and collectibility is reasonably assured. It is the Company’s policy to evaluate its customers on at least an annual basis and obtain credit insurance for those customers that provide an exposure to risk when available. The allowance for trade accounts receivable reflects management’s estimate of probable losses inherent in the receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. It is the Company’s policy to write off accounts if collectibility becomes remote.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Inventories

Inventories, which consist of processed seafood and certain raw materials, are stated at the lower of cost or market. Cost includes materials, labor, shipping and handling charges, and manufacturing overhead related to harvesting and processing inventories. The average cost method is used to cost land-based processing inventories, which together represented approximately 47% and 53% of consolidated total inventories at December 31, 2003, and 2004, respectively. The first-in, first-out method is used to cost at-sea processing inventories.

Property, Vessels and Equipment

Property, vessels and equipment are stated at cost. Significant additions and improvements are capitalized while repairs and ordinary maintenance are expensed as incurred. Depreciation of property, vessels and equipment is provided using the straight-line method over the assets’ estimated useful lives as follows:

Buildings	25 to 39 years
Vessel hulls	25 years
Machinery and equipment	3 to 7 years
Fishing gear	2 to 4 years
Other equipment, furniture and fixtures	2 to 5 years

Office leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the respective lease terms, generally 3 to 5 years.

Costs of major scheduled vessel maintenance, which consists of dry-docking the vessel and overhauling or replacing certain components, are capitalized and depreciated over the period through the next major scheduled vessel maintenance, which is generally performed on a three-year cycle.

Capital projects in progress and related deposits are comprised of long-lived assets that have not been placed in service and the related vendor deposits. The Company classifies such costs as property, vessels and equipment when the underlying assets are placed in service.

Impairment or Disposal of Long-Lived Assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has no indefinite life intangible assets. Asset groups to be held and used are evaluated for impairment by comparing the carrying amount to the future net cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds the expected future net cash flows, undiscounted and without interest, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

The Company assesses goodwill for impairment by applying a fair value based test at least annually or on an interim basis if circumstances change or events occur that indicate that goodwill may be impaired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is evaluated for impairment by using a two-step process. Step 1 involves determining the fair value of the reporting unit, which is compared to the carrying amount of the reporting unit, including

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

goodwill. If the carrying amount exceeds the fair value, then the goodwill may be impaired and Step 2 is then required. In Step 2, the implied value of the goodwill is determined as the difference between the fair value of the reporting unit and the fair value of its net assets. If the carrying amount of the goodwill exceeds the implied value, an impairment loss is recognized to the extent of the difference. In accordance with SFAS No. 142, the Company assigns goodwill to the reporting units that the Company expects to benefit from the expected synergies of the business combinations that the Company has entered into.

Derivative Instruments and Hedging

The Company records certain gains and losses on foreign currency transactions, cross currency interest rate swaps, interest rate caps, and fuel contracts in other income and expense. The Company follows the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company has formally designated certain of its hedging derivative instruments as cash flow hedges, and gains and losses resulting from the effective portion of the hedge, which relate to changes in spot rates, are deferred and included in income when the forecasted sales occur. Gains and losses resulting from all derivative instruments not designated and documented as hedges, and the ineffective portion of hedges, which generally relate to the time value component of the contract, are recognized currently in earnings. In accordance with the Company’s hedging policy, periodic assessments of effectiveness are performed on at least a quarterly basis.

The Company has a significant amount of Japanese yen denominated sales; therefore, its earnings, cash flows and financial position are exposed to foreign currency risk from yen-denominated sales transactions. The Company attempts to manage foreign currency risk by using foreign currency forward exchange contracts to hedge the variability of future cash flows associated with Japanese yen-denominated sales. These contracts are arranged so that the Company sells Japanese yen to the counterparty at a fixed exchange rate and receives U.S. dollars in return. It is the Company’s risk management policy to hedge at least 80% of its forecasted yen sales over the next 12 months, 65% over months 13 to 24, 50% over months 25 to 36 and 35% over months 37 to 48.

Deferred Financing Costs and Debt Discount

It is the Company’s policy to capitalize financing costs and expense such costs over the life of the financing agreement to interest expense. The effective interest method has been applied to the deferred financing costs and debt discount relating to the Senior Discount Notes. All other deferred financing fees are recognized as a component of interest expense using the straight-line method, which approximates the effective interest method over the term of the debt.

Incremental direct costs related to the offering of securities are deferred to the extent that management expects that completion of the offering is probable and that the offering will not be postponed for an extended period. During 2003, the Company incurred costs of $7.9 million relating to a proposed senior credit facility and initial public offering of income deposit securities (IDS) and subordinated notes and such costs were included in other non current assets in the accompanying consolidated balance sheet at December 31, 2003. This amount increased to $19.3 million in 2004. During the third quarter of 2004, the Company determined that it was not probable that it would proceed with a proposed senior credit facility and the initial public offering and, as a result, the Company recorded a write-off of $19.3 million of deferred costs related to the offering in 2004.

Advertising Costs

The cost of advertising is expensed as incurred. Advertising expenses incurred during 2002, 2003 and 2004 were approximately $0.1, $0.2 and $0.1 million, respectively.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Shipping and Handling Costs

In accordance with Emerging Issues Task Force No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company evaluates the significance of shipping and handling costs for the purpose of determining the classification of shipping and handling costs in the statement of operations. The Company compares the effect on gross profit of including such costs as a component of cost of sales as compared to selling, general and administrative expenses.

As a result of changes in the business over time and an upward trend in shipping and handling costs, the Company changed its policy in 2004. Carrier shipping and handling charges are classified in cost of sales in the statement of operations and inventory costs in the balance sheet. In prior years, these charges were classified as selling, general and administrative expenses in the statement of operations and prepaid assets in the balance sheet. The shipping and handling costs for the prior years have been reclassified to conform to the current year presentation. Management believes this presentation is preferable in the circumstances because shipping and handling costs in cost of sales better reflects the cost of producing, distributing and selling its products in the statement of operations. Total shipping and handling costs for the year ended December 31, 2002, 2003, and 2004 were $24.0 million, $25.7 million, and $32.2 million, respectively. This change does not affect the operating income, income (loss) before income taxes or net income (loss).

Equity-Based Compensation

Certain employees of the Company have equity-based compensation arrangements, which grant them options to acquire partnership units of ASLP. The related compensation cost has been pushed down to the Company’s financial statements.

The Company applies the intrinsic-value-based method of accounting for equity-based compensation awards to employees and has adopted only the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB No. 123. The following table illustrates the effect on net income (loss) as if the fair-value-based method had been applied to all awards in each period. Equity-based compensation has no significant tax effect on the Company.

	2002	2003	2004
	(Dollar Amounts in thousands)
Net income (loss), as reported	$8,496	$14,639	$(31,756)
Equity-based employee compensation expense included in reported net income (loss)	20,929	4,703	2,931
Equity-based employee compensation expense determined under fair-value-based method for all awards	(5,600)	(672)	(1,253)

Pro forma net income (loss)	$23,825	$18,670	$(30,078)

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

On October 19, 2004, ASG Consolidated issued and sold 11 1/2% Senior Discount Notes. The distribution of the offering proceeds from these notes to the Company’s ultimate equity holders accelerated the vesting of certain outstanding options held by Company employees under the ASLP Year 2000 Unit Option Plan (see Note 15). Since this transaction was also accompanied by a modification of certain option grants, the Company has measured the incremental compensation cost resulting from the modifications in accordance with the provisions of SFAS No. 123 as of this date. The fair value of each option grant is estimated using the Black-Scholes option-pricing model. Assumptions used in estimating the fair value were as follows:

	2002	2003	2004
Risk free interest rate	2.95%–4.65%	2.52%–3.05%	2.58%–2.85%
Expected life	2.75–5 years	5 years	2.17–3.17 years

Expected volatility is zero as ASLP has no public equity securities. Expected dividend yield is zero as distributions are expected only to pay theoretical tax.

Income Taxes

The income tax accounts reflected on these financial statements relate solely to a foreign sales company in Japan and SPC Trucking, both of which are taxable entities. All other entities are flow through entities for tax purposes.

Segment information

During the fourth quarter of 2004, the Company reorganized its internal reporting structure due to certain changes in the internal organization and management, which changed the composition of its operating segments to at-sea processing and land-based processing. In accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, the prior period segment data has been restated to conform to the current presentation.

Major Customers

The Company did not have any individual customers that represented in excess of 10% of total sales for the years ended December 31, 2002, 2003 or 2004.

Reclassification and Revisions

Certain prior year items have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Prospective Accounting Pronouncements. The Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (123R), in December 2004. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the fair value of employee awards issued, modified, repurchased or cancelled after implementation under share-based payment arrangements to be measured as of the date the award is issued, modified, repurchased or canceled. The resulting cost will then be recognized in the statement of earnings over the service period. Accordingly, if the Company was to adopt SFAS No. 123R, management anticipates that there would be no effect on the financial statements for options outstanding prior to adoption. As the Company has no equity securities traded in a public market, it is required to implement SFAS No. 123R using the prospective transition method not later than fiscal 2006.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

The FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4 in November 2004. Statement 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its financial position and results of operations, but does not expect it to be material.

The FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions in December 2004. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and is required to be adopted by the Company in the third quarter of fiscal 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its financial position and results of operations, but does not expect it to be material.

In November 2004, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-13, or EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004. Management does not believe that the adoption of EITF 03-13 will have a significant effect on the Company’s consolidated financial statements.

Note 2.    Inventories

Inventories at December 31, 2003 and 2004 consist of the following (in thousands):

	2003	2004
Fish blocks and surimi	$31,683	$22,889
Finished seafood products	15,235	18,219
Breading, batter, additives and packaging supplies	6,631	9,539

	$53,549	$50,647

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Note 3.    Prepaid Expenses

Prepaid expenses at December 31, 2003 and 2004 consist of the following (in thousands):

	2003	2004
Prepaid insurance	$1,962	$2,242
Vessel supplies	204	1,696
Fuel	916	1,678
Fish quota purchases and dues	—	506
Fishing gear supplies	271	502
Permits, licenses and property taxes	227	377
Deposits	281	223
Other	688	838

	$4,549	$8,062

Note 4.    Property, Vessels and Equipment

Property, vessels and equipment at December 31, 2003 and 2004 consist of the following (in thousands):

	2003	2004
Vessels and related equipment	$307,009	$314,542
Buildings	12,179	12,348
Machinery and equipment	27,997	30,005
Fishing gear	5,822	7,820
Office equipment, furniture and fixtures	6,224	7,015
Office leasehold improvements	591	678

	359,822	372,408
Less accumulated depreciation and amortization	(135,327)	(175,543)

	224,495	196,865

Land	1,470	1,470

	$225,965	$198,335

Depreciation of property, vessels and equipment and amortization of leasehold improvements, net of amounts included in inventory, was $35.8 million, $37.4 million, and $41.5 million for the years ended December 31, 2002, 2003, and 2004, respectively. At December 31, 2003 and 2004, depreciation and amortization recorded in ending inventory was $4.0 million and $3.5 million, respectively.

Note 5.    Derivative Instruments

Foreign Exchange Contracts

As of December 31, 2004, the Company had open foreign exchange contracts, which are formally designated as cash flow hedges, maturing through December 30, 2008 with total notional amounts of $627.6 million, including $150.0 million subject to extension agreements, and options to enter into forward exchange contracts with notional amounts of $20.6 million.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

In connection with these foreign currency forward exchange contracts, as of December 31, 2004, the Company also had agreements to extend certain foreign exchange agreements that expire between March 2006 and December 2007 and between September 2006 and March 2008. These extension agreements would become binding and effective only if the spot rate falls below a pre-specified level (trigger) on or before December 2005 (with respect to the agreements that expire between March 2006 and December 2007) or March 2006 (with respect to the agreements that expire between September 2006 and March 2008). If the spot rate does not reach the trigger on or before December 2005 or March 2006, then neither the Company nor the counterparty shall have any right or obligation with respect to any of these extension agreements. The trigger for each of these extension agreements is 99.00 Japanese yen per U.S. dollar and the total notional amount of these extension agreements is $150.0 million. The Company also has agreements with notional amounts of $39.0 million that were triggered on October 7, 2003 when the spot rate reached the trigger of 110.0 Japanese yen per U.S. dollar, which were designated and documented as hedges at that time.

The unrealized gains and losses resulting from the change in spot rates, or the effective portion, are recognized in accumulated other comprehensive loss. These gains and losses are recognized in revenue when the forecasted sales occur. The estimated net amount of existing gains (losses) as of December 31, 2002, 2003 and 2004 that were expected to be reclassified into revenue within the next 12 months were approximately $1.8 million, ($17.7) million and $(16.5) million, respectively. Gains (losses) reclassified into revenue for the years ended December 31, 2002, 2003 and 2004 were approximately $15.7 million, $0.9 million and ($12.6) million, respectively.

The net unrealized gains and losses recognized in earnings on foreign exchange contracts designated as cash flow hedges represents the change in fair value of these contracts arising from factors other than the change in spot rates, including the change in the time value component of the contracts. The net unrealized gains (losses) recognized in earnings for the years ended December 31, 2002, 2003 and 2004 were approximately $18.3 million, ($4.2) million and ($4.0) million, respectively. These amounts are included in the statements of operations as a component of foreign exchange gains (losses), net.

Realized gains (losses) included in the statements of operations as a component of foreign exchange gains (losses), net, for the years ended December 31, 2002 and 2004 were approximately $0.2 million and ($2.1) million, respectively, related to settled contracts. There was no significant realized net gain or loss for the year ended December 31, 2003. Net foreign currency transactions gains included as a component of foreign exchange gains (losses) were approximately $0.5, $0.2 and $0.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company has options, which can be exercised at the Company’s election and are formally designated as cash flow hedges, to enter into foreign exchange contracts with a notional amount of $20.6 million and an exchange rate of 104.5 Japanese yen per U.S. dollar. The options, if exercised, provide that the Company receives U.S. dollars in exchange for Japanese yen. The exercise dates are between January 2005 and July 2005. At December 31, 2004, the fair value of these options was not significant.

The majority of the aforementioned foreign exchange contracts are covered by a cash collateralization agreement that requires the Company to place restricted cash deposits or standby letters of credit with the counterparty for unrealized losses on the total portfolio in excess of $17.5 million. At December 31, 2004, collateral against the unrealized losses on these contracts in excess of the $17.5 million threshold was $21.4 million, which was satisfied by a standby letter of credit in the amount of $27.5 million.

During 2004, the Company entered into foreign exchange contracts to purchase Japanese yen for U.S. dollars with an aggregate notional amount of $512.5 million, exchange rates ranging from 108.75 Japanese yen per U.S.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

dollar to 104.80 Japanese yen per U.S. dollar and maturity dates between July 30, 2004 and March 30, 2006. These foreign exchange instruments were not designated as hedges, so all realized and unrealized gains and losses were recognized in the statement of operations as a component of foreign exchange gains (losses) net. The Company settled these contracts, or the contracts matured during the year, at a net realized gain of $0.1 million.

In August 2004, the Company entered into variable to fixed-rate cross currency interest swap contracts with an aggregate notional amount of $75.0 million. Under the terms of these contracts, the Company pays a fixed rate of interest in Japanese yen and receives payments on a variable rate of interest in U.S. dollars based on the three-month LIBOR rate. The objective of these instruments was to reduce the Company’s exposure to interest rate risk related to its new credit facility that was to have been in place upon consummation of the IDS offering and subordinated notes, and to provide additional risk management against Japanese currency fluctuations related to the Company’s sales to Japan. As these instruments have not been designated as hedges, any unrealized gains and losses resulting from the change in fair value are recognized in the statements of operations as a component of gain or loss on other derivatives. On September 27, 2004, the Company terminated one of the cross currency swaps with a notional amount of $15.0 million for a nominal fee. As of December 31, 2004, the Company was party to cross currency interest swap contracts with an aggregate notional amount of $60 million. The fair value of these outstanding contracts at December 31, 2004 was an unrealized loss of approximately $6.3 million.

The impact of a 1% change in exchange rates is approximately $5.5 million and $4.3 million for the notional amount of contracts outstanding at December 31, 2003 and 2004, respectively. A change in fair value would be recognized in earnings to the extent the gain or loss results from factors other than the change in spot rates on contractual foreign exchange instruments designated as hedges.

Interest Rate Swap and Cap Agreements

The Company has interest rate caps with notional amounts of $21.0 million and $72.5 million maturing in March 2005 and June 2005, respectively. The cap rate is 5.0% for each cap and the variable rate is the three-month LIBOR rate. As these instruments are not considered to be effective until the interest rate of the underlying exceeds the cap rate, any unrealized gains or losses are recognized in the statements of operations as a component of gain or loss on other derivatives. During 2002, 2003 and 2004, the related gain (loss) was approximately $0.2, $(0.4) and $(0.1), respectively. The fair value of these instruments at December 31, 2004 was not significant.

Fuel Contracts

The Company has fuel contracts whereby the Company pays a fixed price per gallon and receives a floating price per gallon with payments calculated on the remaining notional amount of 10.0 million gallons over the term of the contracts through October 31, 2006. These contracts were entered into in November 2004. In accordance with the Company’s hedging policy in relation to these contracts, periodic assessments of effectiveness are performed on at least a quarterly basis. Based on the results of these analyses, the Company determined that these new instruments were not highly effective. Accordingly, an unrealized loss of approximately $0.7 million representing the fair value of these instruments as of December 31, 2004 was recorded in the statement of operations as a component of gain or loss on other derivatives. Prior to these new instruments, the Company had other fuel contracts with a notional amount of 7.7 million gallons that expired in November 2004. As of December 31, 2003, the fair value of these instruments was an unrealized gain of approximately $1.1 million, which was recorded as a component of accumulated other comprehensive loss as these instruments were highly effective. During 2004 the hedged fuel purchases were completed, these contracts matured and $3.0 million in gains were reclassified into cost of sales.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Note 6.    Cooperative and Fishing Rights, Goodwill and Other Intangibles

Cooperative rights were recorded at their estimated fair value of $138.2 million in connection with the Original Acquisition. The cooperative rights are being amortized on a straight-line basis over 23.2 years, based principally on the average remaining lives of the vessels. There have been no events or circumstances that warrant a revision to the remaining period of amortization.

On December 16, 2002, the Company completed the SPC Acquisition. The allocation of the purchase price included approximately $4.9 million in intangible assets other than goodwill. These acquired intangible assets consist principally of a trade name and customer-based intangibles, each of which has an estimated life of ten years.

In the third quarter of 2004, management determined that it was more likely than not that the carrying amount of net assets, including goodwill, at SPC exceeded the fair value of the reporting unit. SPC’s recent operating results have not met management’s expectations primarily as a result of increased fish costs paid to catfish farmers combined with lower processing yields. The Company engaged a valuation firm to assist management in determining the fair value of SPC as of August 31, 2004 and the amount of goodwill impairment in accordance with SFAS No. 142. Pursuant to SFAS No. 142, the Company recorded an impairment charge of $7.2 million in the third quarter of 2004, which represented the entire carrying amount of goodwill associated with SPC.

As of December 31, 2004, goodwill is primarily comprised of the $33.7 million incurred in connection with the Original Acquisition. Management has determined the fair value of goodwill associated with the reporting units within the at-sea processing segment exceeds its carrying amount by a substantial margin and assets and liabilities that make up these reporting units have not changed significantly since the Original Acquisition. Accordingly, management has concluded that the likelihood that a determination that the fair value would be less than the current carrying amount of the reporting unit is remote.

On January 28, 2000, the Company entered into a fishing rights agreement with Rebecca Ann Fisheries, Inc. (RAFI), pursuant to which the Company obtained RAFI’s right to harvest the entire portion of the total allowable catch allocated to it under the pollock conservation cooperative program. On January 29, 2003, the Company settled its obligation to RAFI at approximately the carrying amount of $5.2 million and completed the purchase of substantially all the rights from RAFI on April 1, 2003 for additional consideration of approximately $1.0 million.

Amortization expense for cooperative and fishing rights and other intangibles and the estimated useful lives for the years ended December 31, 2002, 2003 and 2004 consist of the following (in thousands):

		Amortization expense
	Life	2002	2003	2004
Cooperative rights	23.2	$3,823	$3,823	$3,822
SPC customer base and trade name	10.0	—	520	520
RAFI fishing rights	21.8	641	374	137
PLC fishing rights	23.2	55	55	88

		$4,519	$4,772	$4,567

Weighted-average life	22.7

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Amortization of cooperative and fishing rights is classified in cost of sales in the statement of operations. In prior years, this amortization expense was classified as operating expenses. Amortization of cooperative and fishing rights for the prior years has been reclassified to conform to the current year presentation. Amortization of the SPC customer base and trade name is classified in selling, general and administrative expenses.

The estimated aggregate amortization expense for cooperative and fishing rights and other intangibles for each of the next five years is $4.6 million.

Note 7.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2003 and 2004 consist of the following (in thousands):

	2003	2004
Accounts payable	$22,775	$14,870
Deferred compensation	4,580	5,331
Accrued payroll and benefits	2,812	4,281
Interest payable	5,333	3,741
Alaska landing tax payable	—	1,406
Accrued protection and indemnity	503	334
Accrued selling expense	761	142
Accrued income taxes	24	33
Other accrued liabilities	3,955	2,378

	$40,743	$32,516

Note 8.    Long-Term Debt

Long-term debt and interest rates at December 31, 2003 and 2004 were as follows (in thousands):

	2003	2004
Senior Subordinated Notes, interest at 10 1/8%, maturing in 2010	$175,000	$175,000
Senior Discount Notes, interest at 11 1/2%, $196.0 million due at maturity in 2011, net of discount of $68,317	—	127,683
Term A loan, interest at 4.17% and 5.56%, respectively, maturity in 2007	62,541	45,319
Term B loan, interest at 4.42% and 5.81%, respectively, maturity in 2009	250,241	244,303
Revolving Credit Facility, interest 4.61% and 5.56%, respectively, maturity in 2007	39,500	16,500

Total long-term debt	527,282	608,805
Less current portion of long-term debt	15,929	26,547

Long-term debt, net of current portion	$511,353	$582,258

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

At December 31, 2004, the future maturities of long-term debt are as follows (in thousands):

2005	$26,547
2006	19,503
2007	34,120
2008	30,295
2009	195,657
Thereafter	371,000

Total principal payments payable	677,122
Less discount on Senior Discount Notes	(68,317)

Total long-term debt	$608,805

Senior Discount Notes and Senior Subordinated Notes

On October 19, 2004, ASG Consolidated and ASG Finance issued and sold 11 1/2% Senior Discount Notes for gross proceeds of $124.9 million. ASG and its subsidiaries have not guaranteed the repayment of the Senior Discount Notes. The Senior Discount Notes will have an accreted value of $196.0 million principal amount at maturity in November 2011. The carrying balance on the notes is being accreted using the effective interest method from origination through the period ending November 1, 2008. No interest will be paid during this period. Thereafter, interest will accrue and be payable semi-annually on May 1 and November 1 of each year, at a fixed annual rate of 11 1/2%. The first interest-only payment is due on May 1, 2009. During the period October 19 to December 31, 2004, $2.8 million of amortization of debt discount was recorded, which was charged to interest expense.

ASG issued and sold $175.0 million of Senior Subordinated Notes as part of the Recapitalization on April 18, 2002. These notes mature in 2010, and interest is paid semi-annually in April and October of each year at a fixed annual interest rate of 10 1/8%. Interest expense for the Senior Subordinated Notes was $12.4 million in 2002, and approximately $18.0 million per year thereafter.

The indentures of the Senior Discount Notes and the Senior Subordinated Notes contain various financial, operating and restrictive covenants and impose restrictions on capital expenditures. The indentures governing the Senior Subordinated Notes and Senior Discount Notes also impose restrictions similar to the Credit Agreement restrictions (described below) on the operation of the business. The Company was in compliance with the covenants of the indentures of the Senior Discount Notes and Senior Subordinated Notes at December 31, 2004.

Credit Agreement

On April 18, 2002, ASG and its subsidiaries entered into a senior credit agreement (Credit Agreement) with a syndicate group of banks. The Credit Agreement provides for a revolving loan commitment through September 30, 2007 of $75.0 million with a sub-credit facility for letters of credit of up to $30.0 million. The open letters of credit decrease the amount of available borrowings under this credit facility. The interest on the revolving loan is determined based on a rate, which is calculated using LIBOR (Eurodollar rate) or the higher of the syndicate group of banks’ prime rate and the federal funds effective rate plus 0.5% per annum (base rate) basis at the Company’s option, plus a margin determined by results of financial covenant ratios. The margins range from 2.25% to 3.00% for Eurodollar rate loans and 1.25% to 2.00% for base rate loans. The average interest rates on the revolving credit facility were 5.6%, 5.5% and 5.1% in 2002, 2003 and 2004, respectively, and the interest expense incurred was $0.9 million, $1.9 million, and $1.7 million in 2002, 2003, and 2004, respectively. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Credit Agreement also provides for a commitment fee of 0.5% to 0.375% of the unused portion of the revolving commitment, depending on the results of financial covenant ratios.

As of December 31, 2003 and 2004, available borrowings under the revolving loan credit facility are summarized as follows (in thousands):

	2003	2004
Total revolving credit facility	$75,000	$75,000
Less outstanding commitments:
Outstanding balance	39,500	16,500
Open letters of credit	16,000	27,500

Total outstanding commitments	55,500	44,000

Available borrowings	$19,500	$31,000

The Credit Agreement, as amended, also provides for a long-term facility, the terms of which are summarized as follows:

•	Term A loan in the amount of $90.0 million, maturing on September 30, 2007;

•	Term B loan in the amount of $280.0 million, maturing on March 31, 2009;

•	Interest payments on the Term A and B loans are made quarterly and may be determined on a Eurodollar rate or the base rate basis at the Company’s option, plus a margin determined by ASG’s financial covenant ratios. The margins range from 2.25% to 3.25% for Eurodollar loans and 1.25% to 2.25% for base rate loans, depending on the results of financial covenant ratios. The Company incurred interest expense under the Term A and B loans of $14.1 million, $14.8 million, and $14.2 million in 2002, 2003, and 2004, respectively;

•	Term A and B loans require quarterly principal payments that aggregate $3.8 million beginning in March 2005, increasing periodically to a maximum of $7.9 million in June 2008, with a final payment of $195.7 million in March 2009; and

•	Term A and B loans also require additional excess cash flow payments to be made in accordance with the Credit Agreement, which reduce future quarterly principal payments, and as a result, the Company made additional principal payments of $33.4 and $8.3 million in 2003 and 2004, respectively, and estimates the payment to be $9.8 million in 2005.

The Credit Agreement is secured by substantially all assets of ASG and its subsidiaries, including intangible assets. The Credit Agreement requires ASG and its subsidiaries to meet certain financial tests, including without limitation, a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. In addition, the Credit Agreement contains certain covenants which, among other things, limit the incurrence of additional indebtedness, liens and encumbrances, changes in the nature of the business, investments, dividends and other restricted payments, prepayments of certain indebtedness (including the Senior Subordinated Notes), certain transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, sales of receivables and other matters customarily restricted in such agreements.

The Company has obtained amendments to its Credit Agreement, summarized as follows:

•	During January 2004, ASG obtained an amendment to its debt covenants at a cost of $0.4 million that, among other things, adjusted the required leverage ratio as of December 31, 2003 and March 31, 2004

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

primarily due to adverse surimi prices. During the third quarter of 2003, an adjustment was made to reverse the management bonus accrued through June 30, 2003 of approximately $1.2 million in accordance with certain employment agreements and the Company’s general bonus policy, which require that performance bonuses are not payable for any year in which there is or would be a covenant violation. This amendment and the reversal of the bonuses allowed the Company to maintain compliance with the leverage ratio covenant under the credit agreement; and

•	In October 2004, ASG obtained another amendment to its credit facility, at a cost of $0.5 million that, among other things: (1) permitted the Senior Discount Notes offering and the intended use of proceeds; (2) permitted the formation of ASG Consolidated and ASG Finance (referred herein collectively as the “Issuers”) and provided for guarantees by the Issuers of ASG’s obligations under the credit facility and a pledge of ASG Consolidated’s ownership interests in ASG to secure the guarantee; (3) permitted the sale of certain distribution-related assets of SPC Trucking up to an aggregate fair market value of $7.5 million; (4) amended the required leverage ratio beginning September 30, 2004 and made other covenant modifications to provide necessary covenant relief to the Company primarily due to recent adverse surimi prices and a decline in the performance of its catfish operations; and (5) excluded certain expenses the Company has incurred from the definition of EBITDA (earnings before interest, taxes, depreciation and amortization) for its covenant calculations, including the write-off of offering costs of up to $19.0 million related to the cancelled of the IDS offering.

As of December 31, 2004, the Company was in compliance with its covenants under the Credit Agreement.

Deferred Financing Costs

Financing costs were paid in connection with the Credit Agreement and related amendments and offering of the Senior Subordinated Notes and the Senior Discount Notes. These deferred financing costs, totaling approximately $28.3 million, are being amortized into interest expense as follows: Senior Discount Notes deferred financing costs of $4.3 million using the effective interest method; and Senior Subordinated Notes and Credit Agreement deferred financing costs totaling $24.0 million on a straight-line basis, which approximates the effective interest method over the periods presented. Amortization of deferred financing costs was approximately $3.8 million, $5.2 million and $5.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Debt Prior to April 18, 2002 Recapitalization

On January 28, 2000, ASG and its subsidiaries entered into a revolving credit and term loan agreement (Loan Agreement) with a syndicate group of banks. The term loan facility portion had two components; a $175 million term loan and a $75 million term loan. All amounts owing under the Loan Agreement of approximately $187.2 million were paid off from the proceeds of the Recapitalization on April 18, 2002, plus $5.9 million in early payment charges. Interest expense on the Loan Agreement was $2.8 million for the period January 1 to April 18, 2002. The Loan Agreement was secured by all significant assets of ASG, including intangible assets, and had covenants requiring additional principal payments on the term loans based on the issuance of equity, sale of assets and an excess cash flow calculation performed annually. On April 18, 2002, the carrying amount of the related deferred financing fees of $5.9 million was charged to expense in the statement of operations.

On December 26, 2001, PLC entered into an $8.0 million revolving term note with a financial institution which was payable in equal semi-annual installments of $0.4 million until January 1, 2012. The purpose of the revolving term note was to refinance the loans related to the purchases of the freezer-longliner vessels. Interest was determined, at ASG and its subsidiaries option, based on a series of rate options, plus a 2.25% margin. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

rate options ranged from a base rate, which was an adjustable interest rate set by a bank’s 30-day prime rate. The interest rate at December 31, 2002 was 3.6%. In December 2003, this note was paid in full.

Note 9.    Related Parties

Transactions with related parties include the following as of and for the years ended December 31 (in thousands):

	2002	2003	2004
Revenue:
Management, marketing and consulting fees	$709	$—	$—

Cost of sales:
Purchases of fish quota	15,278	14,917	14,995
Insurance	3,081	2,407	6,262
Raw material purchases	4,377	—	—

Total cost of sales	22,736	17,324	21,257

Selling, general and administrative expenses:
Aircraft lease expense, net of charter revenue of $71 and $146 in 2003 and 2004, respectively	$—	$702	$732
Marketing and commissions	572	533	699
Insurance	226	272	223
Director’s fees	150	150	150

Total selling, general and administrative expenses	948	1,657	1,804

Other:
Interest expense	4,901	—	—
Interest income	157	288	228

Note receivable—outstanding at end of period	6,000	6,000	—

There are a limited number of entities that hold quota rights to fish for pollock in the Bering Sea. Quota rights are expressed in metric tons of harvestable fish. It is common for such entities to sell quota to both fishing companies in which they hold a financial interest and to others. Fishing companies acquire quota to increase the volume of pollock harvested, processed and sold. The Company purchases quota from a number of such entities including a partner of ASLP. Purchases of fish quota from related parties comprised 79.7%, 62.6% and 57.8% of total purchases of fish quota in 2002, 2003 and 2004, respectively.

In December 2004, ASG’s chief executive officer and chief operating officer entered into contribution agreements with ASLP pursuant to which they agreed to make capital contributions of $20.0 million and $2.8 million, respectively, to ASLP in the event of a failure of ASG to make any principal payment under the Credit Agreement. ASLP in turn agreed to contribute these amounts to the capital of Holdings and to cause Holdings and its subsidiaries to contribute these amounts to ASG. The contribution obligation will expire on the earlier of the repayment of all principal and interest due under the Credit Agreement or January 16, 2006.

On July 2, 2002, the Company loaned $6 million to its chief executive officer to purchase ownership interests in ASLP and Holdings from a selling ASLP partner at the same price per unit paid by other purchasing partners at that time. The loan bore interest at the prime rate plus one-half percent per annum, reset on January 1,

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

April 1, July 1 and October 1 of each year that the loan was outstanding. During 2002, 2003, and 2004, approximately $0.2 million, $0.3 million, and $0.2 million, respectively of related party interest income had been recorded pursuant to this loan. The loan effective rate was 5.25% and 4.5% at December 31, 2002, and 2003, respectively. Principal and interest on the loan, totaling $6.3 million, was paid in full in October 2004.

The Company leases two aircraft on a month-to-month basis from ASLP. During 2003 and 2004, the Company generated $0.2 million and $0.4 million, respectively from the short-term rental of an aircraft, which has been recorded as a reduction of lease expense included in selling, general and administrative expenses. In March 2005, the Company subleased one of the aircraft to a related party for a monthly fee of $37,500 and an hourly usage fee of $1,533.

The Company purchases certain insurance policies through an insurance brokerage company in which its president is the brother of the Company’s chief executive officer. During 2002, 2003 and 2004, the related insurance premiums were approximately $3.3, $2.7 and $6.5 million, respectively.

In January 2000, ASC, Inc. and Holdings entered into two long-term notes payable (Seller Notes) with Norway Seafoods. The Seller Notes provided financing for the Original Acquisition. The face amounts of the Seller Notes totaled $95.0 million. The Seller Notes accrued interest at 10% for the first year and required semi-annual interest payments. Interest expense related to these Seller Notes was $3.5 million for the year ended December 31, 2002 and amortization expense related to this discount was $0.5 million in 2002. These notes were repaid in connection with the Recapitalization in 2002.

Note 10.    Income Taxes

The taxable entities in the consolidated group include a foreign sales company in Japan and, beginning in December 2002, SPC Trucking. The Company and all of its other subsidiaries are flow through entities for income tax purposes. Therefore, the provision for income taxes for these periods reflects only the provision of the taxable entities. The total current provision for income taxes was $81,000, $41,000 and $31,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	2002	2003	2004
Statutory rate	35.0%	35.0%	35.0%
Impact of flow-through entities	(34.1)%	(34.7)%	(35.1)%

Effective rate	0.9%	0.3%	(0.1)%

The tax effects of temporary differences and carry forwards that give rise to deferred tax assets and liabilities at December 31, 2002, 2003, and 2004 are not material. The book basis of the Company’s net assets exceeds tax basis by approximately $148.0 million and $123.7 million at December 31, 2003 and 2004, respectively.

The Internal Revenue Service is currently auditing ASG’s tax return for 2001. No adjustments have been proposed to date by the Internal Revenue Service as a result of this examination.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Note 11.    Retirement Plans

The Company sponsors a defined contribution profit sharing plan that covers all eligible full-time employees. Profit sharing contributions to the plan are at the discretion of management. The Company also makes matching contributions equal to 25% of the employees’ contributions to the plan. The total amount of the Company’s contributions was approximately $0.2 million in 2002 and $0.1 million in 2003 and 2004, respectively.

The Company also sponsors a nonqualified deferred compensation plan for certain employees. The Company makes matching contributions equal to 25% of the employees’ deferred compensation up to a maximum Company contribution of 15.0% of the employee’s annual compensation. Employees’ earnings under this plan are calculated to be equal to the returns of certain public funds as designated by the employee. To assist in funding the deferred compensation program, the Company has invested in corporate-owned life insurance policies. The cash surrender value of these policies is approximately $3.9 million and $5.2 million at December 31, 2003 and 2004, respectively, and is included in other assets. The liability for the deferred compensation was approximately $4.6 million and $5.3 million at December 31, 2003 and 2004, respectively, and is included in accrued expenses.

Note 12.    Commitments and Contingencies

Leases

The Company leases offices, aircraft, two warehouses, parking space, and land under operating leases. Lease expense was $3.0 million, $3.9 million, and $3.8 million for the years ended December 31, 2002, 2003, and 2004 respectively.

Minimum future lease payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2004 are as follows (in thousands):

2005	$3,764
2006	3,709
2007	3,593
2008	2,089
2009	1,908
Thereafter	—

$15,603

Legal Matters

On October 19, 2001, a complaint was filed in the United States District Court for the Western District of Washington and the Superior Court of Washington for King County. An amended complaint was filed in both courts on January 15, 2002. The amended complaint was filed against the Company by a former vessel crew member on behalf of himself and a class of over 500 seamen, although neither the United States District Court nor the Superior Court certified this action as a class action. On June 13, 2002, the plaintiff voluntarily dismissed the complaint filed in the Superior Court. The complaint filed alleges that the Company breached its contract with the plaintiffs by underestimating the value of the catch in computing the plaintiff’s wages. The plaintiff demanded an accounting of their crew shares pursuant to federal statutory law. In addition, the plaintiff requested

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

relief under a Washington statute that would render the Company liable for twice the amount of wages withheld, as well as judgment against the Company for compensatory and exemplary damages, plus interest, attorneys’ fees and costs, among other things. The plaintiff also alleged that the Company fraudulently concealed the underestimation of product values, thereby preventing the discovery of their cause of action. The conduct allegedly took place prior to January 28, 2000, the date the Company’s business was acquired by ASLP. On September 25, 2003, the court entered an order granting the Company’s motion for summary judgment and dismissing the entirety of plaintiff’s claims with prejudice and with costs. The plaintiff filed a motion for reconsideration of this order that was denied by the court. The plaintiff then appealed the District Court decision to the Ninth Circuit Court of Appeals. The appeal is currently pending. The Company has not recorded a liability related to this matter as of December 31, 2004 as the outcome is uncertain and the amount of loss, if any, is not estimable.

In 2001 and 2002, the Company became aware of allegations that certain crew members may have tampered or attempted to tamper with measurement equipment on board one or more of the Company’s vessels. The National Marine Fisheries Service (NMFS) conducted an investigation regarding these allegations, and in consultation with the NMFS, the Company also conducted an internal investigation regarding these allegations. The Company has received notice that the investigations related to the 2001 and 2002 allegations have been closed with no significant findings. In 2004, the Company received additional tampering allegations relating to one of its vessels. The Company understands that the NMFS may be investigating these new allegations; however, it has not received any formal notice from the NMFS and is unaware of the status of any such investigation. To date, no fines or penalties have been assessed against the Company in connection with any of these allegations. However, the ultimate outcome of these matters is uncertain.

Other lawsuits relate principally to employment matters and are not expected to be material to the Company’s consolidated financial statements taken as a whole.

Protection and Indemnity Claims

The Company has protection and indemnity policies for each of its fishing vessels. The deductible amounts for the policies are as follows:

For the years:	Deductible per claim or occurrence
2002	$20,000-50,000
2003	$20,000-50,000
2004	$20,000-45,000

The Company incurred expenses of approximately $1.7 million, $2.2 million and $1.8 million related to costs paid under deductibles for the years ended December 31, 2002, 2003 and 2004, respectively.

Fish Purchase Commitments

The Company is party to fixed obligation agreements with Alaskan community development groups that provide the Company with an exclusive license to harvest and process all or part of the groups’ portion of the total allowable catch of pollock allocated to them under the Alaska Community Development Quota (CDQ) program. Under these agreements, the Company is obligated to make minimum purchases over the next year, which will be based on the total allowable catch for the year. Based on the 2005 total allowable catch, minimum

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

purchases would total approximately $27.5 million. The Company purchased $13.9 million, $21.6 million and $26.0 million of CDQ for the years ended December 31, 2002, 2003, and 2004, respectively.

The Company purchased $5.2 million, $2.2 million, and $5.0 million of fish from other catcher vessels in 2002, 2003, and 2004, respectively. The Company is obligated to purchase $2.8 million of fish from catcher vessels in 2005.

At the option of the previous owner of SPCC, the Company is obligated to purchase up to 5 million pounds of catfish per year from catfish farms owned by this previous owner at a price based on a market index. The term of this obligation is ten years ending January 1, 2013. The Company purchased from the previous owner 2.4 million, and 3.1 million pounds of catfish for $1.3 million, and $2.0 million for the years ended December 31, 2003 and 2004, respectively. Fish purchases from the previous owner of SPCC were not significant for the period from December 16, 2002 through December 31, 2002.

Note 13.    Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, receivables, foreign exchange contracts, cross currency interest rate swap agreements, interest rate cap agreements, fuel contracts, accounts payable, and short-term and long-term borrowings. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing interest rates and market pricing models, except that the estimated fair value of the Company’s Senior Subordinated Notes was approximately $200.0 million and $188.1 million at December 31, 2003 and 2004, respectively, which exceeds the $175.0 million carrying amount.

Note 14.    Member’s Interest

Restrictions on Distributions and Liabilities

As described in Note 1, the Company is part of a group of subsidiaries that are owned by ASLP. The partners’ of ASLP do not have any direct liability for the acts of the Company. There are restrictions imposed on distributions to members by covenants contained in the Credit Agreement, Senior Subordinated Note indenture, and Senior Discount Note indenture as described in Note 8. Distributions are limited to an amount that will enable the partners to pay theoretical tax, as defined in the Credit Agreement, on the amount of taxable income of the Company allocated to its members.

Preferred Return

The Company is required under the terms of its limited liability company agreement to credit profits to the capital account of ASC, Inc. to provide ASC, Inc. a preferred return. This annual return is equal to 8 1/4% of that member’s unreturned contributed capital. The cumulative to date preferred return as of December 31, 2004 was $39.5 million. The remaining net income of the Company is allocated to its members based upon a pro rata share of their respective member units.

Non-Cash Capital Contribution

During the fourth quarter of 2004, ASLP made a non-cash capital contribution to ASG of a $20.0 million receivable from ASG.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Tax Distributions and Contributions

The Company makes distributions to its members for the tax liabilities they incur on their allocated portion of taxable income. More specifically, ASG makes distributions to its members in amounts equal to the theoretical tax on ASG’s taxable income (determined without regard to deductions for interest on the notes or other deductions incurred by entities above ASG), which the Company will in turn distribute to its owners (whether or not such amounts are required by such owners actually to pay taxes on the income that we allocate to them). These payments are recorded as distributions to members on the statement of members’ equity (deficit).

During 2004, ASC, Inc. received a tax refund in the amount of $2.2 million of prior year’s taxes and contributed the cash to ASG.

Note 15.    Partnership Unit Option Plan

ASLP adopted a unit option plan on January 28, 2000, as amended and restated effective April 18, 2002 and as amended on December 16, 2002 (Unit Option Plan). Options were granted under the Unit Option Plan to officers and certain key employees. The purpose of the Unit Option Plan is to promote the success of ASLP and the interests of its partners by attracting, motivating, retaining and rewarding eligible participants.

The Unit Option Plan has been administered by the board of directors of ASC Management, Inc., the general partner of ASLP. The board selects eligible participants for participation in the Unit Option Plan and determines the number of partnership units subject to each option granted thereunder, the exercise price of such options, the time and condition of exercise of such options and all other terms and conditions of such options, including the form of the option agreement setting forth the terms and conditions of such options. The board may in its discretion establish performance measures or other criteria that must be satisfied or met as a condition to the grant of an option or the exercisability of all or a portion of an option. The board also determines whether an option is exercisable in cumulative or non-cumulative installments and in part or in full at any time.

In the sole discretion of the board, the terms of an option agreement may provide that in the event of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of or equity interests in ASLP, the vesting of some or all of a participant’s outstanding options shall, immediately upon the occurrence of such event or at such other time specified in the option agreement, be accelerated, in part or in full. In addition, the board may at any time accelerate the vesting of any option issued under the Unit Option Plan, in part or in full.

The Unit Option plan provides for the issuance of Series A options, Series B options, Series C options, Series D options, Series E options and Series F options, and permits ASLP to issue different types of options. Under the plan, the Series A options vest based on certain specified periods of continued employment following issuance of the options; the Series B and E options vest based on ASLP achieving certain earnings before income, tax, depreciation, and amortization targets; the Series C, D and F options vest based on certain partners of ASLP achieving specified target internal rates of returns. Series B, C, D, E, and F options are considered performance-based awards. Series A options have been repriced. Therefore, these awards are accounted for as variable awards and compensation costs relating to the awards are recognized when it becomes probable that the performance targets will be achieved and vesting will occur.

Subject to adjustments provided for in the option agreements and increases by the board of directors, the Unit Option Plan provides for an aggregate of 182,000 partnership units to be available for option grants. Each option is subject to vesting provisions and transfer restrictions as set forth in the option agreement relating to

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

such option. Unless terminated earlier by the board, the Unit Option Plan will terminate when partnership units are no longer available for grant.

Activity and price information for the plan are summarized as follows:

	ASLP Partnership Units						Weighted Average Exercise Price
	Series A	Series B	Series C	Series D	Series E	Series F
Outstanding, December 31, 2001	36,588	36,579	36,579	22,500	—	—	$100.00
Granted	8,407	99	99	—	37,539	8,307	171.01
Exercised	(13,701)	(32,862)	(17,595)	(11,228)	—	—	51.61
Forfeited	(2,103)	(3,816)	(2,343)	—	—	—	100.00

Outstanding, December 31, 2002	29,191	—	16,740	11,272	37,539	8,307	100.00
Granted	466	—	—	—	466	466	219.71
Forfeited	(166)	—	(167)	—	(300)	—	91.95

Outstanding, December 31, 2003	29,491	—	16,573	11,272	37,705	8,773	101.66
Granted	—	—	—	—	—	—	—
Exercised	(23,089)	—	(8,182)	(5,636)	(7,663)	—	62.03
Forfeited	(222)	—	(1,732)	(1,127)	(5,047)	(83)	106.80
Expired	(90)	—	—	—	(50)	—	91.58

Outstanding, December 31, 2004	6,090	—	6,659	4,509	24,945	8,690	$95.92

As of December 31, 2002, 2003 and 2004, 3,670, 7,850 and 3,531 options were exercisable, respectively. The weighted average exercise price of options exercisable at December 31, 2002, 2003, and 2004 was $168.45, $105.38, and $122.88, respectively.

Outstanding options under the Unit Option Plan at December 31, 2004 are summarized as follows:

Price Range	Options Outstanding	Weighted Average Exercise Price Options Outstanding	Options Exercisable	Weighted Average Exercise Price Options Exercisable	Weighted Average Remaining Contractual Life (Years)
$0.01	11,168	$0.01	—	—	4.08
$122.86-$123.33	39,725	122.88	3,531	$122.88	6.41

	50,893	$95.92	3,531	$122.88	5.90

Prior to the Recapitalization, the Series A options vested 50% after the third year and ratably for the fourth, fifth, and sixth years. The Series A options were granted as part of a fixed award with a strike price equal to the fair market value of the partnership units when issued. Accordingly, no compensation expense was recognized for these options prior to the recapitalization. The Series B options vested ratably over five years provided certain earnings before interest, tax, depreciation, and amortization targets were met. The Series C and D options vest upon a substantial sale of the ownership interests of certain partners based upon the achievement of certain internal rate of return targets. Prior to the Recapitalization, no compensation was recorded on the C and D options as vesting in these options was not considered probable.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

On April 18, 2002, in connection with the Recapitalization, the Company made changes in the terms of the options held by certain employees of the Company to acquire partnership units in ASLP. The changes to the terms of the options impacted the Series A, B, C and D options. The Series A options were repriced from $100 to $83.55 per partnership unit through the date of the Recapitalization and to $50.00 per partnership unit after the Recapitalization. The vesting of the Series A options was changed to 37.5% immediately prior to the Recapitalization, 12.5% upon the third anniversary of the original option grant and 16.67% per year thereafter. The Series B options were repriced from $100 to $83.55 per partnership unit, 90% of the options vested immediately prior to the Recapitalization and 10% of the options were cancelled. The Series C and D options were repriced to $0.01 per partnership unit. The Company accounts for repriced awards as variable awards until such awards are exercised. A portion of the Series C and D options vested upon a sale of the ownership interests of certain partners in August 2002. On November 18, 2002, the Company forgave the $0.01 exercise price for the units that vested upon a sale of ownership interests and converted these options to partnership units in ASLP. In 2002, the board of directors granted additional Series A options, 50% of which vest on the third anniversary of the grant date with the remainder vesting equally on each of the fourth, fifth and sixth anniversary of the grant date, new Series E performance-based options that vest only if certain EBITDA targets are met and new Series F performance-based options that vest upon a substantial sale of the ownership interests of certain partners based upon the achievement of specified internal rate of return targets. These grants included options for certain new key employees hired subsequent to the Recapitalization. At December 31, 2002, certain terms of the Series E options were not resolved, but the Company agreed to vest 10% of the Series E options at that time excluding Series E options held by SPC employees. The equity-based compensation charge resulting from these changes to the Series A, B, C, D and E options was $15.3 million in the year ended December 31, 2002. In addition, a portion of the Series C and D options vested upon a sale of the ownership interests of certain partners in August 2002. The equity-based compensation charge resulting from the vesting of the Series C and D options was $5.6 million in the year ended December 31, 2002.

No additional Series C, D, or F options vested in 2003 and vesting of such outstanding awards was not considered probable at December 31, 2003. Therefore no compensation costs were recorded relating to these options in 2003. An equity-based compensation charge of $4.7 million was recorded in 2003 relating to the Series A options that were repriced in 2002 accounted for as variable awards and based on management’s analysis as to the probability of vesting of Series E awards.

On October 19, 2004, the Company completed its offering of Senior Discount Notes. The distribution of the offering proceeds from these notes to the Company’s ultimate equity holders accelerated the vesting of certain outstanding options held by Company employees under the ASLP Year 2000 Unit Option Plan. Specifically, all outstanding Series A awards, 50% of the Series C and D awards and approximately 14.6% of the Series E awards vested and were exercised immediately prior to the distribution. No Series F awards vested. The acceleration of the options resulted in the recognition of compensation costs. In addition, in order to compensate for the reduction in value caused by the distribution, the exercise price of the remaining outstanding Series E and F options were reduced to an amount equal to the greater of (i) the exercise price related to each option reduced by $96.38 or (ii) the fair market value of the underlying units after the distribution, and a cash payment was made by ASLP to holders of the remaining outstanding unvested Series C and D options in the amount of $96.38 per remaining outstanding unvested unit. In addition, holders of unvested Series E and F options who are still employees of ASLP or its subsidiaries at the time of exercise will receive a tax gross-up payment to cover their tax liability in connection with the exercise of their options, which payment will not exceed $50.00 per unit. The modification to the terms of the unvested Series C, D, E and F options resulted in additional compensation cost in 2004 and will result in future compensation costs in excess of amounts that would have been recorded absent the modification. Compensation cost, if any, for the unvested Series C, D, E and F options is recognized to the extent their respective vesting targets are probable.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Option holders were also offered an alternative to the accelerated vesting of their options as outlined above. Those option holders that elected this alternative received pro-rata vesting of their Series A options based on their service period through October 20, 2004, received vesting on all other options to the extent that they would have received vesting under an acceleration event and received a reduction in the exercise price on all options that had an exercise price in excess of the fair market value of the units after the distribution from the offering such that the related exercise price was an amount equal to the greater of (i) the exercise price related to each option reduced by $96.38 or (ii) the fair market value of the underlying units after the distribution. In addition, holders of unvested Series E and F options who are still employees of ASLP or its subsidiaries at the time of exercise will receive a payment to cover their tax liability in connection with the exercise of their options, which will not exceed $50.00 per unit. As all of these modifications were considered to be effective after the completion of the distribution to the Company’s ultimate equity holders, the option holders that chose this alternative did not participate in any of the distribution of proceeds from the offering. All option holders were presented with these two alternatives on October 20, 2004 and chose between these two alternatives by November 26, 2004.

The weighted-average grant-date fair value of the outstanding options was $39.36 and $27.81 per unit for options granted during 2002 and 2003, respectively. There were no option grants in 2004. The Company recognized compensation expense of approximately $20.9 million, $4.7 million and $2.9 million for the years ended December 31, 2002, 2003 and 2004, respectively. Prior to the fourth quarter of 2004, equity-based compensation was recorded as a related party payable. In late 2004, ASLP contributed its receivable in the amount of $20.0 million to the Company and agreed that no amounts will be due in the future relating to existing options. As a result of performance conditions and modifications, all outstanding options are accounted for as variable awards.

Note 16.    Accumulated Other Comprehensive Loss

Comprehensive loss includes net income (loss) as well as a component comprised of gains and losses that under generally accepted accounting principles are reflected as accumulated other comprehensive loss in members’ equity (deficit), but are excluded from the determination of net income (loss). The Company has segregated the total accumulated other comprehensive loss from the other components of members’ equity (deficit) in the accompanying balance sheets. The components of accumulated other comprehensive loss at December 31, 2003 and 2004 are as follows (in thousands):

	2003	2004
Unrealized losses on derivative instruments designated as hedges	$(49,634)	$(46,034)
Translation adjustment	(9)	(8)

Total accumulated other comprehensive loss	$(49,643)	$(46,042)

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Note 17.    Quarterly Information (Unaudited)

The following tables set forth selected quarterly consolidated financial data for the Company for the years ended December 31, 2002, 2003, and 2004 (in thousands).

	2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$111,099	$121,864	$85,117	$93,283	$134,893	$127,296	$92,986	$106,492
Gross profit	41,068	33,134	18,154	9,761	42,006	24,336	18,816	3,758
Goodwill impairment					—	—	7,171	—
Operating income (loss)	31,023	20,013	9,665	(1,707)	29,594	16,900	7,550	(11,620)
Loss from debt repayment and related write offs	—	—	—	—	—	—	18,948	316
Net income (loss)	$23,608	$16,364	$(7,764)	$(17,569)	$21,396	$3,560	$(16,253)	$(40,459)

Note 18.    Segment and Geographical Information

The Company is principally engaged in the harvesting, processing, marketing, selling and distribution of fish products. At December 31, 2004, the Company’s reportable segments are:

•	At-sea processing—primarily comprised of the harvesting and processing of pollock, hake, yellowfin sole and Pacific cod aboard the Company’s vessels operating in the Bering Sea; and

•	Land-based processing—primarily comprised of the processing of catfish and scallops and secondary processing of pollock in the Company’s processing plants in Alabama and Massachusetts.

Segment operating results and balances are determined on a basis consistent with the accounting policies used in the consolidated financial statements. Corporate costs are allocated to each segment based on the total assets of the Company’s reporting units.

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Segment information as of and for the year ended December 31, 2004 is as follows (in thousands):

	At-Sea Processing	Land-Based Processing	Segment Totals	Adjustments	Consolidated Totals
Revenues:
External customers	$265,526	$196,141	$461,667	$—	$461,667
Intersegment	23,614	—	23,614	(23,614)	—

Total revenues	289,140	196,141	485,281	(23,614)	461,667

Gross profit:
External customers	75,442	13,474	88,916	—	88,916
Intersegment	(569)	—	(569)	569	—

Total gross profit	74,873	13,474	88,347	569	88,916

Net income (loss)	(12,840)	(19,454)	(32,294)	538	(31,756)

Depreciation and amortization expense	39,764	6,303	46,067	—	46,067
Goodwill impairment	—	7,171	7,171	—	7,171
Interest expense	37,657	4,513	42,170	—	42,170
Write off recapitalization transaction costs	17,191	2,073	19,264	—	19,264
Purchases of property, vessels and equipment	10,263	2,685	12,948	—	12,948
Capital projects in process	1,835	—	1,835	—	1,835
Goodwill	33,186	490	33,676	—	33,676
Total assets	$383,943	$79,196	$463,139	—	$463,139

Segment information as of and for the year ended December 31, 2003 is as follows (in thousands):

	At-Sea Processing	Land-Based Processing	Segment Totals	Adjustments	Consolidated Totals
Revenues:
External customers	$229,823	$181,540	$411,363	$—	$411,363
Intersegment	24,242	—	24,242	(24,242)	—

Total revenues	254,065	181,540	435,605	(24,242)	411,363

Gross profit:
External customers	79,011	23,106	102,117	—	102,117
Intersegment	(944)	—	(944)	944	—

Total gross profit	78,067	23,106	101,173	944	102,117

Net income (loss)	20,138	(5,499)	13,736	903	14,639

Depreciation and amortization expense	36,542	5,678	42,220	—	42,220
Interest expense	35,206	5,367	40,573	—	40,573
Purchases of property, vessels and equipment	6,948	5,365	12,313	—	12,313
Capital projects in process	436	—	436	—	436
Goodwill	33,186	7,661	40,847	—	40,847
Total assets	$426,191	$93,257	$519,448	—	$519,448

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Segment information as of and for the year ended December 31, 2002 is as follows (in thousands):

	At-Sea Processing	Land-Based Processing	Segment Total	Adjustments	Consolidated Total
Revenues:
External customers	$252,910	$79,962	$332,872	$—	$332,872
Intersegment	16,829		16,829	(16,829)	—

Total revenues	269,739	79,962	349,701	(16,829)	332,872

Gross profit:
External customers	89,877	8,092	97,969	—	97,969
Intersegment	1,061		1,061	(1,061)	—

Total gross profit	90,938	8,092	99,030	(1,061)	97,969

Net income (loss)	23,818	(14,180)	9,638	(1,142)	8,496

Depreciation and amortization expense	38,619	1,692	40,311	—	40,311
Interest expense	29,049	5,027	34,076	—	34,076
Loss from debt repayment and related write-offs	13,612	2,099	15,711	—	15,711
Purchases of property, vessels and equipment	8,993	438	9,431	—	9,431
Goodwill	33,031	7,661	40,692	—	40,692
Total assets	$458,678	$62,225	$520,903	—	$520,903

All significant non-cash charges to income, including unrealized foreign exchange gains and losses, unrealized gains on other derivatives, and interest accrued to related parties, are attributable to the at-sea processing segment for all years presented. Interest expense and loss from debt repayment and related write-offs are allocated based on the assets of operating entities comprising each segment. Intersegment revenues are based on estimated market prices of products sold.

The land-based processing segment’s results of operations for 2002 are comprised primarily of the combined operations of ASI and ASP. As of December 31, 2002, goodwill and total assets for the land-based processing segment consist of the combined assets of ASI, ASP, SPC and SPC Trucking.

The Company attributes its revenues to customers in different geographical areas on the basis of the location of the customer. Export sales from the United States consist principally of processed pollock roe and surimi to Japan and frozen whitefish to Europe. Substantially all long-lived assets are located in the United States and substantially all North America sales are to customers in the United States.

Seafood sales by geographic region, excluding sales to related parties, were (in thousands):

	2002	2003	2004
North America	$110,387	$207,255	$214,313
Japan	131,518	102,010	124,146
Europe	57,440	58,533	73,665
Other Asia	32,633	41,203	48,455

	$331,978	$409,001	$460,579

ASG CONSOLIDATED LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Note 19.    Valuation and Qualifying Accounts

Information relating to valuation and qualifying accounts is as follows for 2002, 2003 and 2004 (in thousands):

	Balance at Beginning of Period	Charged to Expense or Revenue	Deductions and Adjustments(1)	Balance at End of Period
Year ended December 31, 2002:
Allowances for trade accounts receivable	$521	$27	$96	$452
Allowance for receivable from insurance provider	866	963	—	1,829
Year ended December 31, 2003:
Allowances for trade accounts receivable	$452	$345	$106	$691
Allowance for receivable from insurance provider	1,829	161	—	1,990
Allowance for other accounts receivables	—	212	—	212
Year ended December 31, 2004:
Allowances for trade accounts receivable	$691	$1,371	$602	$1,460
Allowance for receivable from insurance provider	1,990	—	565	2,555
Allowance for other accounts receivables	212	—	—	212

(1)	Deductions for accounts receivable represent accounts written off, net of recoveries. Adjustments for receivable from insurance provider represents a 100% allowance established for additional gross receivables resulting from reconciliation with the insurance provider liquidator.

The Company had three valuation accounts recorded on the balance sheet at December 31, 2003 and 2004 as follows:

•	Allowances for trade accounts receivable reflect management’s estimate of potential losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company’s policy is to write-off accounts as collectibility becomes remote.

•	The Company has outstanding claim receivables totaling $4.6 million from an Australian insurance carrier and its U.S. subsidiary (collectively referred herein as the “Carrier”) that filed bankruptcy in 2001. The Carrier provided employee personal injury coverage for the Company during the years 1996 to 1999. The amount of receivable has increased as claims were presented to the Carrier for reimbursement under its policies. The amount to be realized is ultimately dependent on a number of factors including the decision of the bankruptcy courts, and the ability of the Company to recover amounts directly or indirectly from the Carrier’s reinsurance companies and a trust fund established by the New York Superintendent of Insurance. The Company is actively pursuing each source of recovery. Based on information currently available, management has estimated that the Company will recover between 25% and 60% of its outstanding receivable. In accordance with SFAS No. 5, Accounting for Contingencies, and related interpretations, the Company has recorded an allowance based on management’s estimate of the amounts that will ultimately be collected. As of December 31, 2003 and 2004, the net receivable of approximately $2.0 million is classified as other non current assets.

•	In addition, the Company established an allowance account in 2003 related to a miscellaneous receivable from a fuel hedge provider that filed for bankruptcy in 2002, which represents management’s estimate of collectibility of the related balance. The net receivable as of December 31, 2003 and 2004 is not significant.

$196,000,000

ASG Consolidated LLC

Exchange offer for

11 1/2% Senior Discount Notes due 2011

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification Of Directors And Officers

Indemnification under the Limited Liability Company Agreements of ASG Consolidated LLC.

The limited liability company agreements of ASG Consolidated LLC and the other registrants that are limited liability companies provide that they will, to the fullest extent permitted by law, indemnify each manager, the member, any owner or principal of the member, any person that is a director, officer, employee, agent or representative of the member, and any other persons as the member may reasonably designate from time to time (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities, costs and expenses (including attorneys’ fees and costs), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the applicable company in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that an act or omission of the indemnitee was material to the matter giving rise to the claim, demand, action, suit or proceeding and (i) was committed in bad faith, (ii) was the result of active and deliberate dishonesty, or (iii) constituted gross negligence or willful misconduct or a willful breach of any of the limited liability company agreements (each an “LLC Agreement”) or any other agreement to which such Indemnitee is a party. Any indemnification pursuant to a LLC Agreement will be made only out of the assets of the applicable company, and the member will not be required to contribute or advance funds to the company to enable the company to satisfy its obligations under the LLC Agreement. Furthermore, reasonable expenses incurred by an Indemnitee who is a party to a proceeding will be paid or reimbursed by the applicable company in advance of the final disposition of the proceeding upon receipt by the company of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that it is entitled to indemnification by the company under the LLC Agreement with respect to such expenses and proceeding, and (ii) a written undertaking by or on behalf of the Indemnitee, to and in favor of the company, wherein the Indemnitee agrees to repay the amount if it will ultimately be adjudged not to have been entitled to indemnification under the LLC Agreement. The provisions of each LLC Agreement are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and will not be deemed to create any rights for the benefit of any other persons.

In addition, the Indemnification Agreement among ASG Consolidated LLC, various affiliates of ASG Consolidated LLC and members of ASG Consolidated LLC and its various affiliates provides substantially identical indemnification protection to each manager, the member, any owner or principal of the member, any person that is a director, officer, employee, agent or representative of the member, and any other persons as the member may reasonably designate from time to time.

Indemnification under the Delaware Limited Liability Company Act

Section 18-108 of the Delaware Limited Liability Company Act authorizes a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

Indemnification under the By-Laws of ASG Finance, Inc.

The by-laws of ASG Finance, Inc. provide that ASG Finance, Inc., to the broadest and maximum extent permitted by applicable law, will indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of ASG Finance, Inc., or is or was serving at the request of ASG Finance, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. To the extent that a director, officer, employee or agent of ASG Finance, Inc. has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Expenses, including attorneys’ fees, incurred by a director or officer in defending any civil or criminal action, suit or proceeding may be paid by ASG Finance, Inc. in advance of the final disposition of such action, suit or proceeding, as authorized by the board of directors of ASG Finance, Inc., upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that such director or officer was not entitled to be indemnified by ASG Finance, Inc. as authorized in the by-laws of ASG Finance, Inc. The indemnification and advancement of expenses provided by, or granted pursuant to, the by-laws of ASG Finance, Inc. will not be deemed exclusive and are declared expressly to be non-exclusive of any other rights to which those seeking indemnification or advancements of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding an office, and, unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs, executors and administrators of such person.

Indemnification Under The Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court will deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director

(i)	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii)	for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(iv)	for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Each of the registrants have policies in force and effect that insure its directors and officers against losses which they or any of them will become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such directors and officers in the discharge of their duties, individually or collectively, or as a result of any matter claimed against them solely by reason of their being directors or officers. Such coverage is limited by the specific terms and provisions of the insurance policies.

Pursuant to the registration rights agreement, filed as an exhibit to this registration statement, each holder of notes has agreed to indemnify directors and officers of the registrants and persons controlling the registrants, within the meaning of the Securities Act of 1933, against certain liabilities that might arise out of or are based upon certain information furnished to the registrants by any such holder in the prospectus.

Item 21.    Exhibits And Financial Statement Schedules

(a)	Exhibits.

Exhibit Number	Description

2.1	Purchase Agreement, dated October 14, 2004, among ASG Consolidated LLC, ASG Finance, Inc., Banc of America Securities LLC and Goldman, Sachs & Co.

3.1	Certificate of Formation of ASG Consolidated LLC.

3.2	Amended and Restated Limited Liability Company Agreement of ASG Consolidated LLC.

3.3	Certificate of Incorporation of ASG Finance, Inc.

3.4	By-Laws of ASG Finance, Inc.

4.1	Indenture, dated as of October 19, 2004, among ASG Consolidated LLC, ASG Finance, Inc., and Wells Fargo Bank, National Association, as trustee.

4.2	Form of 11 1/2% Senior Discount Note due 2011 (included in Exhibit 4.1).

4.3	Registration Rights Agreement, dated as of October 19, 2004, among ASG Consolidated LLC, ASG Finance, Inc., Banc of America Securities LLC and Goldman, Sachs & Co.

5.1	Opinion of Debevoise & Plimpton LLP as to the legality of the notes being registered.(8)

10.1	Pollock Conservation Cooperative Agreement, dated December 1998, granting American Seafoods Company the right to harvest and process 16.57% of the directed pollock catch.(2)

10.2	High Seas Catchers’ Cooperative Agreement, dated December 1998, granting American Seafoods Company the right to harvest 0.31% of the directed pollock catch.(2)

10.3	Employment Agreement, dated January 28, 2000, by and among American Seafoods, L.P., American Seafoods Group LLC and Bernt Bodal.(3)

10.4	Employment Agreement, dated April 1, 2000, by and among American Seafoods, L.P., American Seafoods Group LLC and Michael J. Hyde.(3)

10.5	Employment Agreement, dated January 28, 2000, by and among American Seafoods, L.P., American Seafoods Company LLC and Inge Andreassen.(3)

10.6	Employment Agreement, dated March 18, 2002, by and between American Seafoods Group LLC and Brad Bodenman.(4)

10.7	Employment Agreement, dated April 8, 2002, by and among American Seafoods, L.P., American Seafoods International LLC and John Cummings.(4)

10.8	Employment Agreement dated August 9, 2004, by and between American Seafoods Group LLC and Matthew Latimer.(5)

Exhibit Number	Description

10.9

Amended and Restated Credit Agreement, dated as of April 18, 2002, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, Harris Trust and Savings Bank, as Documentation Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank of American, Na.A. as Administrative Agent, Issuing Lender and Swingline Lender.(6)

10.10

Second Amended and Restated Credit Agreement, dated as of December 16, 2002, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, Harris Trust and Savings Bank, as Documentation Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank of American, N.A. as Administrative Agent, Issuing Lender and Swingline Lender.(7)

10.11

First Amendment to Second Amendment to Second Amended and Restated Credit Agreement, dated as of January 15, 2004, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, Harris Trust and Savings Bank, as Documentation Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank of American, Na.A. as Administrative Agent, Issuing Lender and Swingline Lender.

10.12

Second Amendment to Second Amended and Restated Credit Agreement, dated as of September 29, 2004, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, the lenders, Harris Trust and Savings Bank, as Documentation Agent, the Bank of Nova Scotia, as Syndication Agent, and Bank of America, N.A., as Administrative Agent, Issuing Lender and Swingline Lender.(1)

12.1	Computation of Ratio of Earnings to Fixed Charges.

16.1	Letter from Arthur Andersen LLP regarding Change in Certifying Accountant.(3)

21.1	List of subsidiaries.

23.1	Consent of Debevoise & Plimpton (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included on the signature page).

25.1	Statement of Eligibility of Trustee on Form T-1.(8)

99.1	Form of Letter of Transmittal.(8)

99.2	Form of Notice of Guaranteed Delivery.(8)

99.3

Instruction to Registered Holder and/or Book Entry Transfer Participant from Beneficial Owner for Tender of 11 1/2% Senior Discount Notes due 2011 for registered 11 1/2% Senior Discount Notes due 2011.(8)

(1)	Filed as an exhibit to American Seafoods Group LLC’s Form 10-Q on November 15, 2004.
(2)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on June 13, 2002.
(3)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on July 26, 2002.
(4)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on September 12, 2002.
(5)	Filed as an exhibit to American Seafoods Group LLC’s Form 10-Q on November 15, 2004.
(6)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on October 15, 2002.
(7)	Filed as an exhibit to American Seafoods Group LLC’s Form 8-K on December 30, 2002.
(8)	To be filed by amendment.

(b)	Financial Statement Schedules.

Schedules are omitted as the required information is included in ASG Consolidated LLC’s consolidated financial statements or the related notes or such schedules are not applicable.

Item 22.    Undertakings

Each registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective registration statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to such request.

(6)	To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned has caused this Registration Statement on Form S-4 to be signed on behalf of the registrants, thereunto duly authorized, in the City of Seattle, State of Washington, on the 25th day of March 2005.

ASG CONSOLIDATED LLC

By:	/s/ BERNT O. BODAL
Name: Bernt O. Bodal Title: Chairman and Chief Executive Officer

ASG FINANCE, INC.

By:	/s/ BERNT O. BODAL
Name: Bernt O. Bodal Title: Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bernt O. Bodal, Brad Bodenman, Matthew Latimer and Amy Humphreys, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ BERNT O. BODAL Bernt O. Bodal	Chairman and Chief Executive Officer, ASG Consolidated LLC; President and Director, ASG Finance, Inc., Director of ASC Management, Inc. (Principal Executive Officer of each registrant)	March 25, 2005

/s/ BRAD BODENMAN Brad Bodenman	Chief Financial Officer, ASG Consolidated LLC and ASG Finance, Inc. (Principal Financial Officer and Principal Accounting Officer of each registrant)	March 25, 2005

/s/ MORGEN CROW Morgen Crow	Director of ASC Management, Inc.	March 25, 2005

Name	Title	Date

/s/ JEFFREY DAVIS Jeffrey Davis	Director of ASC Management, Inc.	March 25, 2005

/s/ JOHN FLUKE John Fluke	Director of ASC Management, Inc.	March 25, 2005

/s/ MATTHEW D. LATIMER Matthew D. Latimer	Director of ASG Finance, Inc.	March 25, 2005

/s/ MICHAEL MAGERMAN Michael Magerman	Director of ASC Management, Inc.	March 25, 2005

/s/ GEORGE MAJOROS George Majoros	Director of ASC Management, Inc.	March 25, 2005

/s/ SCOTT PEREKSLIS Scott Perekslis	Director of ASC Management, Inc.	March 25, 2005

/s/ LESTER POLLACK Lester Pollack	Director of ASC Management, Inc.	March 25, 2005

/s/ WILLIAM TISHER William Tisher	Director of ASC Management, Inc.	March 25, 2005

/s/ ERIC WILMEs Eric Wilmes	Director of ASC Management, Inc., Director of ASG Finance, Inc.	March 25, 2005

EXHIBIT INDEX

Exhibit Number	Description

2.1	Purchase Agreement, dated October 14, 2004, among ASG Consolidated LLC, ASG Finance, Inc. Banc of America Securities LLC and Goldman, Sachs & Co.

3.1	Certificate of Formation of ASG Consolidated LLC.

3.2	Amended and Restated Limited Liability Company Agreement of ASG Consolidated LLC.

3.3	Certificate of Incorporation of ASG Finance, Inc.

3.4	By-Laws of ASG Finance, Inc.

4.1	Indenture, dated as of October 19, 2004, among ASG Consolidated LLC, ASG Finance, Inc., and Wells Fargo Bank, National Association, as trustee, relating to the 11 1/2% Senior Discount Notes due 2011.

4.2	Form of 11 1/2% Senior Discount Note due 2011 (included in Exhibit 4.1).

4.3	Registration Rights Agreement, dated as of October 19, 2004, among ASG Consolidated LLC, ASG Finance, Inc., Banc of America Securities LLC, and Goldman, Sachs & Co.

5.1	Opinion of Debevoise & Plimpton LLP as to the legality of the notes being registered.(8)

10.1	Pollock Conservation Cooperative Agreement, dated December 1998, granting American Seafoods Company the right to harvest and process 16.57% of the directed pollock catch.(2)

10.2	High Seas Catchers’ Cooperative Agreement, dated December 1998, granting American Seafoods Company the right to harvest 0.31% of the directed pollock catch.(2)

10.3	Employment Agreement, dated January 28, 2000, by and among American Seafoods, L.P., American Seafoods Group LLC and Bernt Bodal.(3)

10.4	Employment Agreement, dated April 1, 2000, by and among American Seafoods, L.P., American Seafoods Group LLC and Michael J. Hyde.(3)

10.5	Employment Agreement, dated January 28, 2000, by and among American Seafoods, L.P., American Seafoods Company LLC and Inge Andreassen.(3)

10.6	Employment Agreement, dated March 18, 2002, by and between American Seafoods Group LLC and Brad Bodenman.(4)

10.7	Employment Agreement, dated April 8, 2002, by and among American Seafoods, L.P., American Seafoods International LLC and John Cummings.(4)

10.8	Employment Agreement dated August 9, 2004, by and between American Seafoods Group LLC and Matthew Latimer.(5)

10.9

Amended and Restated Credit Agreement, dated as of April 18, 2002, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, Harris Trust and Savings Bank, as Documentation Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank of American, Na.A. as Administrative Agent, Issuing Lender and Swingline Lender.(6)

10.10

Second Amended and Restated Credit Agreement, dated as of December 16, 2002, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, Harris Trust and Savings Bank, as Documentation Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank of American, N.A. as Administrative Agent, Issuing Lender and Swingline Lender.(7)

10.11

First Amendment to Second Amendment to Second Amended and Restated Credit Agreement, dated as of January 15, 2004, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, Harris Trust and Savings Bank, as Documentation Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank of American, Na.A. as Administrative Agent, Issuing Lender and Swingline Lender.

Exhibit Number	Description

10.12

Second Amendment to Second Amended and Restated Credit Agreement, dated as of September 29, 2004, by and among American Seafoods Holdings LLC, American Seafoods Consolidated LLC, American Seafoods Group LLC, the lenders, Harris Trust and Savings Bank, as Documentation Agent, the Bank of Nova Scotia, as Syndication Agent, and Bank of America, N.A., as Administrative Agent, Issuing Lender and Swingline Lender.(1)

12.1	Computation of Ratio of Earnings to Fixed Charges.

16.1	Letter from Arthur Andersen LLP regarding Change in Certifying Accountant.(3)

21.1	List of subsidiaries.

23.1	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included on the signature page).

25.1	Statement of Eligibility of Trustee on Form T-1.(8)

99.1	Form of Letter of Transmittal.(8)

99.2	Form of Notice of Guaranteed Delivery.(8)

99.3

Instruction to Registered Holder and/or Book Entry Transfer Participant from Beneficial Owner for Tender of 11 1/2% Senior Discount Notes due 2011 for registered 11 1/2% Senior Discount Notes due 2011.(8)

(1)	Filed as an exhibit to American Seafoods Group LLC’s Form 10-Q on November 15, 2004.
(2)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on June 13, 2002.
(3)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on July 26, 2002.
(4)	Filed as an exhibit to American Seafoods Group LLC’s Form S-4 on September 12, 2002.
(5)	Filed as an exhibit to American Seafoods Group LLC’s Form 10-Q on November 15, 2004.
(6)	Filed as an exhibit to American Seafoods Group LLCs Form S-4 on October 15, 2002.
(7)	Filed as an exhibit to American Seafoods Group LLC’s Form 8-K on December 30, 2002.
(8)	To be filed by amendment.